As confidentially submitted to the Securities and Exchange Commission on October 5, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LESLIE’S, INC.

(Exact name of registrant as specified in its charter)

Delaware	5091	20-8397425
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2005 East Indian School Road

Phoenix, Arizona 85016

(602) 366-3999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brad A. Gazaway

Senior Vice President, General Counsel

Leslie’s, Inc.

2005 East Indian School Road

Phoenix, Arizona 85016

(602) 366-3999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Christian O. Nagler Aslam A. Rawoof Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Marc D. Jaffe Stelios G. Saffos Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with United States GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$	$

(1)	The proposed maximum aggregate offering price includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion. Dated                , 2020

PRELIMINARY PROSPECTUS

             Shares

Common Stock

Leslie’s, Inc. is offering            shares of its common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. We intend to apply to list our common stock on the            under the symbol “LESL.”

Investing in our common stock involves risks. See the section titled “Risk Factors,” beginning on page 17 for a discussion of information that should be considered in connection with an investment in our common stock.

After the completion of this offering, affiliates of L Catterton and Explorer Investment Pte. Ltd. (“GIC”) will continue to own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of            . See the section titled “Principal Stockholders.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have the benefit of the status as an “emerging growth company,” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Leslie’s, before expenses	$	$

(1)	See the section titled “Underwriting” for a description of compensation payable to the underwriters and estimated offering expenses.

We have granted the underwriters the right to purchase up to an additional            shares of common stock at the initial public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

Delivery of the shares of common stock will be made on or about                    , 2020.

The date of this prospectus is                    , 2020.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, the information contained in this prospectus or in any related free-writing prospectus. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the shares of common stock outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of the prospectus outside the United States.

Until                         , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

TRADEMARKS

Leslie’s®, AccuBlue®, MyLife®, and other trademarks, trade names or service marks of Leslie’s, Inc. appearing in this prospectus are the property of Leslie’s, Inc. All other trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and tradenames.

MARKET, RANKING, AND OTHER INDUSTRY DATA

In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information, and industry publications. Estimates are inherently uncertain, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” We believe that these sources and estimates are reliable as of the date of this prospectus but have not independently verified them and cannot guarantee their accuracy or completeness.

NON-GAAP FINANCIAL MEASURES

Comparable Sales, Comparable Sales Growth, Adjusted EBITDA, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion are our key non-GAAP financial measures. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Key Factors and Measures We Use to Evaluate Our Business.”

ii

A LETTER FROM OUR CHIEF EXECUTIVE OFFICER, MICHAEL R. EGECK

We are the most trusted brand in pool and spa care.

We live in extraordinary times. As we manage through the COVID-19 pandemic, the health and safety of our consumers, communities, and associates remain our highest priority. In the face of this unprecedented challenge, our team continues to rise to the occasion and exceed all expectations, ultimately delivering solutions for our consumers when they need us the most. And, as we face the realities of division in our society, at Leslie’s, we have made the commitment to be part of the solution. Our associates and management have joined together to set meaningful goals and make progress in support of one of our core values, Diversity and Inclusion. I am proud to lead such a talented and passionate team.

This talented and passionate team is excited to welcome you to the Leslie’s family. For 57 years, Leslie’s has been dedicated to addressing our consumers’ pool and spa needs so they can spend less time maintaining their pools and spas – and more time enjoying them. Since our founding in 1963, we have consistently disrupted our category with innovation that provides the most advanced pool and spa care available, and we have used our accumulated expertise to provide our consumers the complete solution to keep their pools and spas clean, safe, and ready to enjoy. I have spent three decades leading and transforming consumer brands, and I am excited to have joined Leslie’s in 2020 to lead our next phase of pool and spa care disruption.

Today, Leslie’s is the largest and most trusted direct-to-consumer brand in pool and spa care, and has all the elements of a premier consumer lifestyle brand: category leadership, innovation at the core, and consumers at the center of all our efforts. Our team consists of over 5,000 associates, pool and spa care experts, and certified service technicians who are passionate about empowering our consumers with the knowledge, products, and solutions necessary to consistently maintain their pools and spas. We generated over $1 billion in sales in Fiscal 2020 by offering an unmatched value proposition. In fact, our best-selling service is free—complimentary in-store water testing.

We know that our consumers, whether they are homeowners, pool and spa professionals, or commercial pool operators, want to engage with us whenever, wherever, and however they want. Consequently, over the last five years, we have made significant investments to create an industry-leading connected pool ecosystem to do just that. Our ecosystem uniquely enables us to efficiently reach and service every pool and spa in the continental United States—a capability no competitor can match. Earlier this year, we launched a key innovation to our ecosystem—our proprietary AccuBlue® in-store water testing service. AccuBlue® digitizes the water test experience and allows customers to quickly obtain specific step-by-step treatment plans for their pools and spas utilizing our accumulated expertise from completing over 40 million water tests.

As we look forward, we are developing even more innovative solutions for pool and spa care. We see great potential to further leverage our consumer-centric ecosystem; our scale and expertise; and our recent investments in technology and talent to disrupt the category—again. We have the right management team to lead us forward and a proud history to live up to, and I am energized by the path ahead. Leslie’s is built for an exciting future, and we are just getting started. We encourage you to join us on our journey.

Let’s dive in.

Michael R. Egeck

Chief Executive Officer

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. If you invest in our common stock, you are assuming a high degree of risk.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “our,” “us,” “Leslie’s,” “the Company,” and “our Company” refer to Leslie’s, Inc. and its consolidated subsidiaries.

Our Business

Our Mission

We are committed to continuing our legacy as the most trusted authority in pool and spa care. Through our consumer-centric approach, we provide an unparalleled experience for all consumers across all channels, supported by leading product innovation, expert knowledge, and exceptional service.

Our Company

We are the largest and most trusted direct-to-consumer brand in the nearly $11 billion United States pool and spa care industry, serving residential, professional, and commercial consumers. Founded in 1963, we are the only direct-to-consumer pool and spa care brand with national scale, operating an integrated marketing and distribution ecosystem powered by a physical network of 934 branded locations and a robust digital platform. We command a market-leading share of nearly 15% of residential aftermarket product spend, our physical network is larger than the sum of our twenty largest competitors, and our digital market share is estimated to be greater than five times as large as that of our largest digital competitor. We offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie’s, as well as certified installation and repair services, all of which are essential to the ongoing maintenance of pools and spas. Our dedicated team of more than 5,000 associates, pool and spa care experts, and experienced service technicians are passionate about empowering our consumers with the knowledge, products, and solutions necessary to confidently maintain and enjoy their pools and spas. Over the last five years, we have spent more than $70 million in foundational investments across new technologies and capabilities focused on transforming our consumer experience and advancing our industry leadership. The unprecedented scale of our integrated marketing and distribution ecosystem, which is powered by our direct-to-consumer network, uniquely enables us to efficiently reach and service every pool and spa in the continental United States—capabilities no competitor can match.

The aftermarket pool and spa care industry is one of the most fundamentally attractive consumer categories given its scale, predictability, and growth outlook. Since 1970, when industry market data was first collected, the market has demonstrated consistent growth due to the non-discretionary nature of ongoing water treatment to maintain safe, sanitized water. Without proper ongoing maintenance, water quality quickly degrades, yielding unsafe conditions and risking equipment failure. As a result, each pool and spa represents an annuity-like stream of chemical, equipment, and service revenue for their average life span of over 25 years. We estimate the average in-ground pool owner spends $24,000 or more on maintenance products and services over the life of a pool. According to P.K. Data, the United States market is comprised of a growing installed base of more than 14 million pools and spas. The industry generated revenue of nearly $11 billion in 2019 and grew at a 3.8% CAGR from 2015 to 2019.

The industry is currently experiencing a significant increase in demand, as the COVID-19 pandemic has accelerated secular trends in consumer behavior. Consumers are increasingly focused on outdoor living, healthy lifestyles, sanitization and safety, migrating to lower density communities, and spending more time at home, all of which are fundamentally changing their spending patterns. In particular, the stay-at-home reality of the pandemic has led to significant growth in new pool installations and pool usage. Based on research performed by P.K. Data, new pool permit activity through July 2020 has grown by 32% over the comparable period in 2019 and is forecasted to achieve unprecedented year-over-year growth in new pool installations in 2020. This significant increase in new pool construction activity represents a permanent increase in demand for aftermarket products and services. Nearly 200,000 new pools are expected to be constructed in 2020 and 2021, representing nearly $5 billion in estimated lifetime maintenance spend. While our business is not dependent on new pool construction, we believe we are uniquely positioned to capture a meaningful portion of the related aftermarket spend.

Given we play primarily in the aftermarket business, we have a highly predictable, recurring revenue model, which is evidenced by our 57 consecutive years of sales growth. More than 80% of our assortment is comprised of non-discretionary products essential to the care of residential and commercial pools and spas. Our assortment includes chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products. As important, we offer essential services, such as equipment installation and repair for residential and commercial consumers. Consumers receive the benefit of extended vendor warranties when purchasing product through our locations or when our certified in-field technicians install or repair equipment on-site. We also offer complimentary, commercial-grade, in-store water testing and analysis via our proprietary AccuBlue® system, which increases consumer engagement, conversion, basket size, and loyalty, resulting in higher lifetime value. Our water treatment expertise is powered by data and intelligence accumulated from the more than 40 million water tests we have performed over the past 57 years, positioning us as the most trusted water treatment solutions provider in the industry. Due to the non-discretionary nature of our products and services, our business has historically delivered strong, uninterrupted growth and profitability in all market environments, including the Great Recession and the COVID-19 pandemic. Our growth has recently accelerated, and for the nine months ended June 27, 2020, our sales have increased 16.0% over the prior-year period.

57 Years of Leadership and Disruptive Innovation in Pool & Spa Care

Since our founding in 1963, we have been the leading innovator in our category and have provided our consumers with the most advanced pool and spa care available. As we have scaled, we have leveraged our competitive advantages to strategically reinvest in our business to develop new, value-added capabilities that allow us to meet the needs of any pool and spa owner, whether they care for their pool or spa themselves or rely on a professional, whatever the nature of their need may be, and however they wish to engage with us.

Legacy of Innovation

Over our 57-year history, we have introduced innovative ways to serve pool and spa owners and the professionals who care for their pools and spas.

Owned and Exclusive Brands.    Since our inception in 1963, we have offered a portfolio of owned and exclusive brands. We continue to expand our selection of exclusive offerings through innovation, most recently with the launch of the Jacuzzi® and our RightFit® brands in 2016. Our exclusive brands and products account for approximately 55% of total sales and 80% of chemical sales. These proprietary brands and custom-formulated products are only available through our integrated platform and offer professional-grade quality to our consumers, while allowing us to achieve higher gross margins relative to sales of third-party products.

Complimentary and Proprietary Water Testing.    We pioneered complimentary in-store water testing, and over the course of our history have conducted more than 40 million tests, which has helped us establish relationships, cultivate loyalty, and drive attractive lifetime value with our consumers as they rely on us for their water treatment needs. We have found that consumers who regularly test their water with us spend approximately 2.5x more with us per year than other consumers, and we believe that these consumers experience significantly fewer days where their pools are out of commission.

Complimentary In-Store Repair.    We provide complimentary in-store equipment repair, which we offer to all consumers with the purchase of Leslie’s replacement parts. Over the last fifteen years, we have conducted more than one million in-store repairs.

In-Field Services.    We employ the industry’s largest in-field service network, consisting of more than 200 pool and spa care service professionals who have the expertise to provide essential, on-site equipment installation and repair services for residential and commercial consumers throughout the continental United States.

Loyalty Program.    In 2014, we launched the industry’s first loyalty program, which helps track loyalty members’ water treatment history and prescriptions and rewards them for shopping with us. As of June 27, 2020, our loyalty program has more than 3.2 million active members, up more than 50% from 2.1 million active members as of September 2018. For the nine months ended June 27, 2020, our loyalty members represented more than 70% of sales. Our loyalty members spend twice as much with us on average compared to our other consumers.

Professional Market.    In 2015, we made the strategic decision to resource this channel and accelerate sales growth to professional consumers. Through acquisitions, technology investments, and increased utilization of our integrated network we drove a 23% sales CAGR through Fiscal Year 2019. Our differentiated go-to-market model includes over 930 convenient locations, including dedicated Leslie’s PRO locations in certain markets, extended operating hours, expansive product offering through our online platforms, multiple fulfillment capabilities, and the ability to provide pool professionals with referrals to residential consumers. Despite our strong growth, our penetration in the professional market remains modest with an estimated market share of less than 10%.

Leslie’s Evolution in the Digital World

Over the last five years, we have spent more than $70 million investing in new service offerings and digital capabilities that have modernized how consumers take care of their pools and spas.

Digital Network.    We have built the largest digital presence in the industry. Our complementary platform of branded proprietary e-commerce websites and marketplace storefronts allows us to seamlessly serve the needs of all digital consumers through curated pricing and targeted merchandising strategies. In addition to our owned e-commerce websites, a significant portion of our digital sales take place through online marketplaces. In all, our digital network is strategically designed to maximize total profitability. Our digital sales have grown at a CAGR of more than 40% between Fiscal Year 2015 and Fiscal Year 2019, and represent 26% of our total sales for the last twelve months ended June 27, 2020, up from 8% in Fiscal Year 2015.

Mobile App.    In 2018, we introduced a custom-designed mobile app that allows consumers to create a personalized pool profile, sync in-store prescriptions, and monitor the performance of at-home water tests. As of August 2020, the mobile app has more than 500,000 downloads and an average user rating of 4.6/5.0. In the last year, the average active mobile app user completed 93% more transactions and spent 86% more with us than the average non-mobile app user. We plan to continue enhancing this critical element of our network by introducing new features, including transaction capabilities. The next version of our mobile app is scheduled to launch by the end of calendar year 2020.

Consumer-Centric Integrated Ecosystem.    We architected a consumer-centric integrated ecosystem comprised of our physical network of more than 930 branded locations and a robust, data-driven digital platform. Over the last two years, we have invested in new capabilities, including global inventory visibility, buy online pick-up in store (“BOPIS”), buy online return in store (“BORIS”), and ship from store (“SFS”), each of which will come online in 2021. With our integrated physical and digital network, we will have the unique advantage of being able to reach all consumers in the continental United States in less than 24 hours, whether they are homeowners, pool and spa professionals, or commercial pool operators, whenever, wherever, and however they prefer to shop.

AccuBlue® Water Testing & Prescription Service.    In January 2020, we launched our AccuBlue® in-store water testing device and enhanced water testing experience. AccuBlue®, which features exclusive and proprietary software that incorporates our 57 years of accumulated water treatment expertise, automates and gamifies the water testing experience, driving enhanced accuracy, higher throughput, greater consumer engagement, and increased consumer adherence to prescription recommendations. Locations that have been equipped with AccuBlue® are growing sales at a faster rate than our other locations, supported by an increase in number of water tests performed, an improved conversion rate, and an increase in number of products prescribed per test which has resulted in greater units per transaction. By the end of calendar year 2020, we expect to make AccuBlue® available at all of our locations.

Highly Experienced and Visionary Management Team.    Over the last five years, we have built a diverse, multi-disciplinary management team to drive our consumer-first, digitally enabled growth. Since 2018, four of our eight senior leaders have joined our organization, bringing new expertise and capabilities that are highly complementary and synergistic with our core industry expertise that we have accumulated over decades.

Innovating the Future of Pool and Spa Care

As we look forward, we are committed to better serving our digital-first consumer by introducing an expanded portfolio of connected pool and spa products and services. We believe that we are uniquely positioned to leverage our market-leadership to continue to disrupt the pool and spa care category and further distance ourselves from our competition.

AccuBlue HomeTM Subscription.    We are actively developing new technologies that seek to fundamentally change the way all consumers, whether a novice or an expert, care for their pools and spas. Through a new AccuBlue HomeTM subscription offering, we will leverage our proprietary water diagnostics software to convert on-demand test results into actionable prescriptions and treatment plans tailored to the specific size and conditions of a consumer’s pool or spa, which we can seamlessly and automatically fulfill through our integrated network.

Certified Pool Maintenance Offering.    We are assembling a strategic network of qualified pool professionals to extend the Leslie’s brand into on-site water maintenance, completing our suite of service offerings in the residential pool ecosystem.

Ongoing R&D.     We continue to leverage our intellectual property and differentiated strategic position to be the innovator and disruptor in our industry. We plan to strategically reinvest in our business and bring to market new products and services that will continue to improve our ability to serve our consumers and win in the marketplace. In addition to our internal efforts, as the most recognized and trusted authority in the industry with the most direct access and deepest relationships with pool and spa owners, we continue to receive unsolicited opportunities from third parties to commercialize and introduce to the market new products and services on an exclusive basis.

Recent Financial Performance

Our compelling financial profile is characterized by consistent growth, strong profitability, and high cash flow generation.

Comparing the last twelve months ended June 29, 2019 and the last twelve months ended June 27, 2020, we achieved the following results:

•	Increase in sales from $912.8 million to $1,029.1 million, representing year-over-year growth of 12.7%;

•	Comparable Sales Growth of 11.5% for the last twelve months ended June 27, 2020;

•	Increase in operating income from $114.8 million to $137.3 million, representing year-over-year growth of 19.6%;

•	Increase in Adjusted EBITDA from $151.3 million to $174.3 million, representing year-over-year growth of 15.1%;

•	Increase in Adjusted Free Cash Flow from $125.5 million to $152.3 million, representing year-over-year growth of 21.3%; and

•	Increase in Adjusted Free Cash Flow Conversion from 83.0% to 87.4%, representing year-over-year increase of 446 basis points.

Comparing the nine months ended June 29, 2019 and June 27, 2020, we achieved the following results:

•	Increase in sales from $630.0 million to $730.9 million, representing year-over-year growth of 16.0%;

•	Comparable Sales Growth of 15.5% for the nine months ended June 27, 2020;

•	Increase in operating income from $62.7 million to $78.3 million, representing year-over-year growth of 25.0%;

•	Increase in Adjusted EBITDA from $90.1 million to $104.3 million, representing year-over-year growth of 15.8%;

•	Increase in Adjusted Free Cash Flow from $69.1 million to $88.9 million, representing year-over-year growth of 28.6%; and

•	Increase in Adjusted Free Cash Flow Conversion from 76.7% to 85.2%, representing year-over-year increase of 847 basis points.

LTM is defined as last twelve months. “LTM Q3 2019” refers to the four-quarter period ended June 29, 2019. “LTM Q3 2020” refers to the four-quarter period ended June 27, 2020. “YTD Q3 2019” refers to the three-quarter period ended June 29, 2019. “YTD Q3 2020” refers to the three-quarter period ended June 27, 2020. We regularly compute and review our key GAAP and non-GAAP measures on a last twelve months basis as it is used by management and our board of directors to assess our financial performance. Measures calculated on an LTM basis are also frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. All financial measures presented on an LTM basis above have been derived from our consolidated financial statements and related notes which are included elsewhere in this prospectus. For a reconciliation of our key non-GAAP measures to their most comparable U.S. GAAP measures, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business.”

Our Competitive Strengths

We believe that the following competitive strengths have been key drivers of our success to date, and strategically position us for continued success.

Undisputed direct-to-consumer market leader in the aftermarket pool and spa care industry, with industry-leading brand recognition and loyalty.

For 57 years, we have been dedicated to addressing our consumers’ pool needs so they can spend less time maintaining and more time enjoying their pools. We are the undisputed direct-to-consumer market leader, and most trusted brand, in the aftermarket pool and spa care industry, having served nearly 1-in-3 pool owners in the past year alone. The remainder of the industry is highly fragmented across both offline and online providers. We command a market-leading share of nearly 15% of residential aftermarket product spend, our physical network is larger than the sum of the next twenty largest competitors, and our digital market share is estimated to be greater than five times as large as that of our largest digital competitor.

We believe that our history, scale, and consumer-centric approach have contributed to industry-leading brand awareness and consumer affinity metrics. We have the highest aided and unaided awareness in the aftermarket pool and spa care industry, which as of August 2020, was 3.5x the unaided awareness of the next closest specialty competitor. Further, as a result of our consumer-centric approach, we have a Voice of Customer (VoC) score of 75% based on our regular surveys of our consumer file, which demonstrates our consumers’ strong affinity for our brand.

Direct relationships with more than 11 million pool and spa owners and professionals, generating durable, annuity-like economics.

We are the only national pool and spa care brand that has a direct relationship with pool and spa owners and the professionals who serve them. Across our integrated platform, we have a total file of approximately 11 million consumers, of which approximately 5.5 million are active consumers who rely on us for their ongoing pool and spa care needs. Through our team of highly trained pool and spa experts, we offer sophisticated product recommendations and other expert advice, which cultivates long-standing relationships with our consumers. The comprehensive nature of our product and service offering eliminates the need for consumers to leave the Leslie’s ecosystem, driving exceptional retention with annuity-like economics.

In 2014, we launched our loyalty membership program to further deepen our consumer relationships. The program, which now serves more than 3.2 million active consumers, allows members to save, earn, and redeem via discounts, points, and rewards. We track consumer preferences, order frequency, and pool profiles in order to curate and enhance our recommendations and promotions, anticipate product demand, and track lifetime value to better incentivize our loyalty members. In the nine months ended June 27, 2020, our loyalty program represented more than 60% of all transactions and more than 70% of total sales. On average, a loyalty member spends twice as much with us per year than a non-loyalty member.

Consumer-centric connected ecosystem for all pool and spa owners and the professionals who serve them using proprietary, leading brands across all channels.

Over the last 57 years, we have built the most extensive and geographically diverse pool and spa care network in the United States, consisting of three formats: Residential, Professional (PRO), and Commercial. Our locations are strategically located in densely populated areas mainly throughout the Sunbelt, including California, Arizona, Texas, and Florida. Across our physical network, we employ a team of approximately 4,000 associates, including pool and spa care experts and service technicians, who act as solution providers to all of our consumers, including both do-it-yourself (“DIY”) and do-it-for-me (“DIFM”) pool owners as well as pool professionals.

As the world has become more digitally focused, and consumers increasingly demand “smart” home-enabled options, we have focused on architecting the industry-leading integrated digital platform of proprietary e-commerce websites designed to serve our residential, professional, and commercial consumers. Our proprietary e-commerce websites serve digital consumers through curated pricing and targeted merchandising strategies. In addition to our owned e-commerce websites, we are the leading partner for Amazon in the pool category, and accounted for more than 40% of Amazon’s estimated pool and spa care business in the last twelve months ended June 27, 2020. As a result of our strategic investments in digital, we are uniquely positioned to serve our consumers with cross-channel capabilities and capture incremental online demand from new consumers while growing the total profitability of the network.

Comprehensive assortment of proprietary brands with recurring, essential, superior product formulations, and trusted, solution-based services for all consumers.

We offer a comprehensive product assortment, consisting of more than 30,000 products across chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related categories. More than 80% of our product sales are non-discretionary and recurring in nature; these products are critical to the ongoing maintenance of pools and spas. In addition, approximately 55% of our total sales and 80% of our chemical sales are derived from proprietary brands and custom-formulated products, which allows us to create an entrenched consumer relationship, control our supply chain, and capture attractive margins. Consumers choose our exclusive, proprietary brands and custom-formulated products for their efficacy and value, a combination that we believe cannot be found elsewhere.

We pair our comprehensive assortment with differentiated in-store and on-site service offerings. We pioneered the complimentary in-store water test and resulting pool or spa water prescription, which has driven consumer traffic and loyalty, and has created a “pharmacist-like” relationship with our consumers. Through innovation, we recently introduced significant upgrades to our water testing capabilities with the launch of our AccuBlue® platform. The AccuBlue® testing device screens for nine distinct water quality criteria. Our in-store experts leverage our proprietary water diagnostics software engine to offer our consumers a customized prescription and treatment plan using our comprehensive range of exclusive products, walking them through product use sequencing step-by-step. These detailed and sophisticated treatment algorithms are supported by our differentiated water treatment expertise built over decades. We have found that consumers who test their water with us regularly spend approximately 2.5x more with us per year than those who do not, underscoring the importance of this acquisition and retention vehicle. We also employ the industry’s largest network of in-field technicians who perform on-site evaluations, installation, and repair services for residential and commercial consumers.

Attractive financial profile characterized by consistent, profitable growth, and strong cash flow conversion offering multiple levers to drive shareholder value.

We have delivered 57 consecutive years of sales growth, demonstrating our ability to deliver strong financial results through all economic cycles. Our growth has been broad based across residential pool, residential spa, professional pool, and commercial pool consumers and has been driven by strong retention and profitable acquisition of sticky, long-term consumer relationships. Due to our scale, vertical integration, and operational excellence, we maintain high profitability; for the last twelve months ended June 27, 2020, we delivered Adjusted EBITDA margins of 16.9%. Due to our low maintenance capital intensity, we generate significant cash flow; for the last twelve months ended June 27, 2020, we generated $152 million of Adjusted Free Cash Flow and 87.4% of Adjusted Free Cash Flow Conversion. As a result of our attractive financial profile, we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder value through various operating and financial strategies.

Highly experienced and visionary management team that combines deep industry expertise and advanced, direct-to-consumer capabilities.

Our strategic vision and culture are directed by our executive management team under the leadership of our Chief Executive Officer, Michael R. Egeck, our Executive Vice President and Chief Financial Officer, Steven M. Weddell, and our Executive Chairman, Steven L. Ortega. Mr. Egeck joined us in 2020 from PSEB Group, the operating company for Eddie Bauer and PACSUN, and brings significant multi-brand platform experience, as well as a proven track record of transforming businesses into next generation brands. Mr. Weddell joined us in 2015 as Executive Vice President, Chief Financial Officer, Secretary and Treasurer. Prior to joining Leslie’s, Mr. Weddell served as a Managing Director at Goldman, Sachs & Co. Mr. Ortega joined us in 2005 as Chief Financial Officer and was promoted to Chief Operating Officer in March 2014, President in May 2015, and Chief Executive Officer in 2017. Prior to Leslie’s, Mr. Ortega served as Executive Vice President and Chief Financial Officer for BI-LO LLC and Vice President, Finance for American Stores Company. Our management team is uniquely capable of executing upon our strategic vision and successfully continuing to create long-term shareholder value.

Our Growth Strategies

We believe we are well positioned to drive sustainable growth and profitability over the long-term by executing on the following strategies:

Increase spend from existing, acquire new, and reactivate lapsed residential consumers.

We currently capture between 40% and 50% of our consumers’ total aftermarket product spend according to a recent survey. While this represents the highest share in the category, we believe we have a significant opportunity to further increase spend and drive higher lifetime value. We plan to do this by executing on the following strategies:

•

Increase loyalty membership penetration and introduce program upgrades.    We plan to continue to market our loyalty program in-store and online to convert more of our consumers to loyalty members. In addition, we are in the process of enhancing our loyalty program to offer more value-added features and further drive member engagement. We will explore opportunities to drive interest by selectively offering special incentives and rewards as well as introducing new value-added features. We believe these initiatives will drive higher transaction frequency and basket size, which will result in increased category spend and higher lifetime value with existing consumers.

•

Enhance retention marketing.    While we have historically been satisfied with our consumer retention metrics, we believe there is opportunity to drive even greater retention. We plan to do this by more actively leveraging our consumer database to personalize the consumer experience with targeted messaging and product recommendations.

We currently serve an active file of approximately 5.5 million residential consumers, which represents approximately one-third of the estimated total addressable market of pool and spa owners. We believe we have a significant opportunity to acquire new residential consumers and reactivate lapsed residential consumers, which we plan to do by executing on the following strategies:

•

Acquire or reactivate consumers via optimized marketing strategy.    Despite our leading brand awareness, we believe we have a sizeable opportunity to grow by serving the 2-in-3 pool and spa owners in our market who do not actively shop with us today. We plan to accelerate our acquisition of these potential new or reactivated consumers and, at the same time, reduce consumer acquisition cost by shifting our marketing mix toward more efficient digital and social channels.

•

Expand our product and service offering.    We plan to expand our offering by introducing new and innovative products and services in our existing categories and by expanding into adjacent categories. Specifically, we believe there is an opportunity with products targeted to spa owners, who have historically been underserved.

Grow additional share in the professional market.

We believe we have a significant opportunity to grow our sales with pool care professionals, who individually spend more than 25x more than residential consumers on pool supplies and equipment.

We plan to expand our physical network of PRO locations, which specifically cater to pool professionals, by opening new locations and selectively remodeling existing residential locations. We believe there is significant whitespace opportunity to operate more than 200 total PRO locations, and we plan to opportunistically open or convert several PRO locations in the near team. We also plan to assemble an affiliated network of qualified pool professionals to extend the Leslie’s name into water maintenance. We believe that this initiative represents a natural adjacency and will resonate with existing residential consumers as well as help attract new residential consumers.

Utilize strategic M&A to consolidate share and further enhance capabilities.

The aftermarket pool and spa industry remains highly fragmented, which offers attractive opportunities to utilize strategic M&A to drive consolidation. We have historically used, and plan to continue to use, strategic acquisitions to obtain consumers and capabilities in both new and existing markets. We believe that we are the consolidator of choice in the industry, and we will continue to focus on acquiring high quality, market-leading businesses with teams, capabilities, and technologies that uniquely position us to create value by applying best practices across our entire physical and digital network to better serve new and existing consumer types.

Continue to introduce disruptive innovation.

Currently there is no existing integrated pool ecosystem that effectively automates pool maintenance. As the Internet of Things wave continues, we believe consumers will seek the convenience of “smart” home functionality in more facets of their daily lives.

We plan to continue to augment and expand our water testing, maintenance prescription, and product distribution ecosystem to strengthen our relationships with our consumers. As part of this, we are actively developing a new breakthrough device and introducing a new subscription service that leverages our proprietary pool software and AccuBlue® brand equity to provide a comprehensive, guided solution for pool care, coupled with a distribution network to deliver the products that consumers need when they need them. We believe this new technology will provide us with a natural opportunity to offer consumers a convenient subscription or on-demand service, personalized for their specific pool and equipment profile.

Summary Risk Factors

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•

Our success depends on our ability to maintain or increase Comparable Sales, and if we are unable to achieve comparable growth, our profitability and performance could be materially adversely impacted;

•	We may not be able to successfully manage our inventory, which could have a material adverse effect on our business, financial condition, and results of operations;

•	We face competition by store- and internet-based mass merchants and specialty retailers;

•	The demand for our swimming pool and spa related products and services may be adversely affected by unfavorable economic conditions;

•	We are susceptible to adverse weather conditions;

•	Failure to timely implement updates to our information technology processes and systems could result in us not realizing cost savings or operational benefits; and

•	The COVID-19 pandemic and associated responses could adversely impact our business and results of operations.

Our Corporate Information

We were incorporated as a Delaware corporation on February 6, 2007.

Our principal executive offices are located at 2005 East Indian School Road, Phoenix, Arizona 85016 and our telephone number is (602) 366-3999. We maintain a website at the address www.lesliespool.com. Information contained on, or accessible through, our website is not a part of this prospectus and you should not rely on that information when making a decision to invest in our common stock.

Implications of Being an Emerging Growth Company

We were an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 when we submitted the registration statement, of which this prospectus forms a part, to the Securities and Exchange Commission. As a result, we may take advantage of reduced requirements that are otherwise applicable. These provisions include, but are not limited to, (i) being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus, and (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements.

We have elected to take advantage of these reduced disclosure obligations in this prospectus. We can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption. As a result of this election, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Issuer	Leslie’s, Inc.

Common stock we are offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock to be outstanding after the offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase additional shares of common stock	shares.

Use of proceeds	We intend to use the net proceeds of this offering to repay in full the entire outstanding amount of our senior unsecured floating rate notes due 2024 (the “Senior Unsecured Notes”), which was $390.0 million as of June 27, 2020, to repay a portion of our Term Loan Credit Agreement, dated as of August 16, 2016, as amended from time to time, among Leslie’s Poolmart, Inc., Leslie’s, Inc., the lenders party hereto from time to time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent (the “Term Loan”), which had $815.3 million outstanding as of June 27, 2020, and for working capital and general corporate purposes.

Proposed listing	We intend to apply to list our common stock on under the trading symbol “LESL.”

Risk factors	For a discussion of risks relating to the Company, our business and an investment in our common stock, see the section titled “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares offered by this prospectus for sale to certain of our directors, officers, employees, distributors, dealers, business associates, and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering;

•	a -for-1 stock split of our capital stock that will be effected prior to completion of this offering;

•	no exercise by the underwriters of their option to purchase additional shares of common stock; and

•	our issuance of shares of common stock in this offering.

The number of shares of our common stock to be outstanding after this offering is based on                shares of common stock outstanding as of                 , 2020 and excludes                shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2020 Equity Incentive Plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following tables set forth our summary consolidated statements of operations data for the years ended September 28, 2019 and September 29, 2018 and the nine months ended June 27, 2020 and June 29, 2019 and our consolidated balance sheet data as of June 27, 2020 and June 29, 2019. We have derived the following consolidated statements of operations data for the years ended September 28, 2019 and September 29, 2018 and the balance sheet data as of September 28, 2019 and September 29, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following statements of operations data for the nine months ended June 27, 2020 and June 29, 2019 and balance sheet data as of June 27, 2020 and June 29, 2019 from our unaudited interim consolidated financial statements. The unaudited interim consolidated financial data, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and the related notes included elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the information for the periods presented. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read with the sections titled “Selected Historical Consolidated Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
Statement of operations data:
Sales	$730,916	$629,984	$928,203	$892,600
Cost of merchandise and services sold	436,837	381,557	548,463	535,464

Gross profit	294,079	248,427	379,740	357,136

Selling, general and administrative expenses	215,752	185,776	258,152	241,669

Operating income	78,327	62,651	121,588	115,467

Other expense:
Interest expense	65,513	74,641	98,578	91,656
Other expenses, net	910	4,409	7,453	1,759

Total other expense	66,423	79,050	106,031	93,415
Income before taxes	11,904	(16,399)	15,557	22,052
Income tax (benefit) expense	(4,603)	(16,321)	14,855	4,926

Net income (loss)	$16,507	$(78)	$702	$17,126

Balance sheet data:
Cash and cash equivalents	$148,901	$82,128	$90,899	$77,569
Total current assets	390,402	318,317	282,089	255,332
Total assets	588,031	530,475	479,721	453,160
Total current liabilities	260,729	219,072	165,522	137,165
Total liabilities	1,457,089	1,419,239	1,367,078	1,342,109
Total stockholder’s deficit	(869,058)	(888,764)	(887,357)	(888,949)

	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
Cash flow data:
Net cash provided by operating activities	$85,921	$42,559	$57,821	$43,280
Net cash used in investing activities	(21,664)	(30,558)	(36,996)	(40,219)
Net cash used in financing activities	(6,255)	(7,442)	(7,495)	(24,386)

Other financial and operations data:
Number of new locations and acquired	8	26	28	38
Number of locations open at end of period	934	956	952	940
Comparable Sales Growth(2)	15.5%	(0.6)%	0.4%	(1.3)%
Adjusted EBITDA(3)	$104,343	$90,090	$160,003	$151,799
Adjusted EBITDA as a Percentage of Sales(3)	14.3%	14.3%	17.2%	17.0%
Adjusted Free Cash Flow(4)	$88,860	$69,091	$132,559	$123,013
Adjusted Free Cash Flow Conversion(4)	85.2%	76.7%	82.8%	81.0%

(1)	Components may not add to totals due to rounding.
(2)	Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business.”
(3)

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation from our net income (loss) to Adjusted EBITDA for the nine months ended June 27, 2020, the nine months ended June 29, 2019, Fiscal Year 2019, and Fiscal Year 2018.

(4)

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation from our net cash provided by operating activities to Adjusted Free Cash Flow for the nine months ended June 27, 2020, the nine months ended June 29, 2019, Fiscal Year 2019, and Fiscal Year 2018. Adjusted Free Cash Flow Conversion is defined as Adjusted Free Cash Flow divided by Adjusted EBITDA.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business

Our success depends on our ability to maintain or increase Comparable Sales, and if we are unable to achieve Comparable Sales Growth, our profitability and performance could be materially adversely impacted.

Our success depends on increasing Comparable Sales through our merchandising strategy and ability to increase sales and profits. To increase sales and profits, and therefore Comparable Sales Growth, we focus on delivering value and generating consumer excitement by staffing our locations with pool and spa experts, developing compelling products, optimizing inventory management, maintaining strong location conditions, and effectively marketing current products and new product offerings. We may not be able to maintain or improve the levels of Comparable Sales that we have experienced in the past, which could adversely impact our profitability and overall business results. In addition, competition and pricing pressures from competitors may also materially adversely impact our operating margins. Our Comparable Sales Growth could be lower than our historical average or our future target for many reasons, including general economic conditions, operational performance, price inflation or deflation, industry competition, new competitive entrants near our locations, price changes in response to competitive factors, the impact of new locations entering the comparable base, cycling against any year or quarter of above-average sales results, supply shortages or other operational disruptions, the number and dollar amount of consumer transactions in our locations, our ability to provide product or service offerings that generate new and repeat visits to our locations, and the level of consumer engagement that we provide in our locations. Opening new locations in our established markets may result in inadvertent oversaturation, temporary or permanent diversion of consumers and sales from our existing locations to new locations and reduced Comparable Sales, thus adversely affecting our overall financial performance. These factors may cause our Comparable Sales results to be materially lower than in recent periods, which could harm our profitability and business.

Past growth may not be indicative of future growth.

Historically, we have experienced substantial sales growth through organic market share gains, new location openings and acquisitions that have increased our size, scope, and geographic footprint. Our various business strategies and initiatives, including our growth initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. While we contemplate continued growth through internal expansion and acquisitions, we may not be able to:

•	acquire new consumers, retain existing consumers, and grow our share of the market;

•	penetrate new markets;

•	provide a relevant omni-channel experience to rapidly evolving consumer expectations through our proprietary mobile app and e-commerce websites;

•	generate sufficient cash flows to support expansion plans and general operating activities;

•	obtain financing;

•	identify suitable acquisition candidates and successfully integrate acquired businesses;

•	maintain favorable supplier arrangements and relationships; and

•	identify and divest assets that do not continue to create value consistent with our objectives.

If we do not manage these potential difficulties successfully, our operating results could be adversely affected.

We may not be able to successfully manage our inventory to match consumer demand, which could have a material adverse effect on our business, financial condition, and results of operations.

We base our inventory purchases, in part, on our sales forecasts. If our sales forecasts overestimate consumer demand, we may experience higher inventory levels, which could result in the need to sell products at lower than anticipated prices, leading to decreased profit margins. Conversely, if our sales forecasts underestimate consumer demand, we may have insufficient inventory to meet demand, leading to lost sales, either of which could materially adversely affect our financial performance.

We face competition by manufacturers, retailers, distributors, and service providers in the residential, professional, and commercial pool and spa care market.

Within our industry, competition is highly fragmented. We compete against a wide range of manufacturers, retailers, distributors, and service providers in the residential, professional, and commercial pool and spa care market. This includes original equipment manufacturers, regional and local retailers, home improvement retailers, mass-market retailers, and specialty e-commerce operators.

Most of our competition comes from regional and local independent retailers which, unlike us, do not repackage products and which generally buy products in smaller quantities. National home improvement and retailers, such as Home Depot, Lowe’s, and local and regional hardware stores, compete with us mainly on a seasonal basis during the spring and summer months. We also face competition from mass-market retail competitors, such as Amazon, Walmart, and Costco, who carry a limited range of, and devote a limited amount of shelf space to, merchandise and products targeted to our consumers. Historically, mass-market retailers have generally expanded by adding new stores and product breadth, but their product offering of pool-related products has remained relatively constant.

New competitors may emerge as there are no proprietary technologies or other significant barriers to prevent other firms from entering the swimming pool and spa supply retail market in the future. Should store and internet-based mass-market retailers increase their focus on the pool and spa industry, or increase the breadth of their pool, spa, and related product offerings, they may become a more significant competitor for our industry, which could have an adverse impact on our business. We may face additional competitive pressures if large pool supply retailers look to expand their consumer base. Given the density and demand for pool and spa products, some geographic markets that we serve also tend to have a higher concentration of competitors than others, particularly Arizona, California, Florida, and Texas. These states encompass our largest markets and represented approximately 60% of our total sales in Fiscal Year 2019.

The demand for our swimming pool and spa related products and services may be adversely affected by unfavorable economic conditions.

Consumer discretionary spending affects our sales and is impacted by factors outside of our control, including general economic conditions, the residential housing market, unemployment rates and wage levels, interest rate fluctuations, inflation, disposable income levels, consumer confidence, and access to credit. In economic downturns, the demand for swimming pool and spa related products and services may decline, often corresponding with declines in discretionary consumer spending, the growth rate of pool-eligible households, and swimming pool construction. A weak economy may also cause consumers to defer discretionary replacement and refurbishment activity. Even in generally favorable economic conditions, severe and/or prolonged downturns in the housing market could have a material adverse impact on our financial performance.

We believe that homeowners’ access to consumer credit is a critical factor enabling the purchase of new pools, spas and related products. Unfavorable economic conditions and downturn in the housing market can result in significant tightening of credit markets, which limit the ability of consumers to access financing for new swimming pools, spas, and related supplies, and consequently, replacement, repair and maintenance of equipment. Tightening consumer credit could prevent consumers from obtaining financing for pool and spa projects, which could negatively impact our sales of products and services.

We are susceptible to adverse weather conditions.

Given the nature of our business, weather is one of the principal external factors affecting our business. Unseasonably cool weather or significant amounts of rainfall during the peak sales season can reduce chemical consumption in pools and spas and decrease consumer purchases of our products and services. In addition, unseasonably early or late warming trends can increase or decrease the length of the pool season and impact timing around pool openings and closings and, therefore, our total sales and timing of our sales. While warmer weather conditions favorably impact our sales, global warming trends and other significant climate changes can create more variability in the short-term or lead to other unfavorable weather conditions that could adversely impact our sales or operations. Drought conditions or water management initiatives may lead to municipal ordinances related to water use restrictions. Such restrictions could result in decreased pool installations, which could negatively impact our sales.

Certain extreme weather events, such as hurricanes and tropical storms, may impact demand for our products and services, our ability to deliver our products, provide services, continue to keep our facilities open, and operational or cause damage to our facilities. As a consequence of these or other catastrophic or uncharacteristic events, we may experience interruption to our operations, increased costs or loss of property, equipment or inventory, which would adversely affect our revenue and profitability.

Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We have historically generated a greater percentage of our revenues during the warm weather months of April through September. Timing of consumer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Failure to timely implement updates to our information technology processes and systems could result in us not realizing cost savings or operational benefits.

We are constantly updating our information technology processes and systems. The risk of system disruption is increased when significant system changes are undertaken. If we fail to timely integrate and update our information systems and processes, we may fail to realize the cost savings or operational benefits anticipated to be derived from these initiatives.

If the technology-based systems that give our consumers the ability to shop with us online do not function effectively, our operating results, as well as our ability to grow our e-commerce business globally, could be materially adversely affected.

Many of our consumers shop with us through our physical network and digital platform, which includes our proprietary mobile app and e-commerce websites. Increasingly, consumers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media and our proprietary mobile app to interact with our consumers and as a means to enhance their shopping experience. Any failure on our part to provide an attractive, effective, reliable, and user-friendly digital platform that offers a wide assortment of merchandise with rapid delivery options and that continually meets the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with consumers, have a material adverse impact on the growth of our e-commerce business globally, and could have a material adverse impact on our business and results of operations.

Our e-commerce operation faces distinct risks, such as the failure to make and implement changes to our e-commerce websites and mobile app, the failure to maintain a relevant consumer experience in understanding and interacting with our e-commerce websites and mobile app, telecommunications disruptions, reliance on third-party software technologies, and rapid changes in technology, among others. If not managed, these risks could adversely impact our operating results.

A significant portion of our digital sales take place through online marketplaces and online retailers and any limitation or restriction, temporarily or otherwise, to sell on these online platforms could harm our profitability and results of operation.

To complement our platform of branded proprietary e-commerce websites and marketplace storefronts, we sell a significant portion of our products through online marketplaces and online retailers and are subject to their terms of service and their various other policies. While we endeavor to materially comply with the terms of service and other policies of each online marketplace and online retailer through which we sell our products, these online marketplaces or online retailers may not have the same determination with respect to our compliance. These online marketplaces and online retailers may, in certain circumstances, refuse to continue hosting us or selling our products or temporarily suspend or discontinue our access to their online platform and any limitation or restriction (whether temporary or otherwise) on our ability to sell our products through these online platforms could harm our profitability and results of operations.

Loss of key members of management could adversely affect our business.

Our future success depends on the continued efforts of the members of our executive management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, or if we are unable to attract and retain high-quality executives or key personnel in the future, our business may be adversely affected.

We depend on our ability to attract, develop, and retain highly qualified personnel.

We consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain, and motivate qualified personnel. During the height of our seasonal activities, we have additional employees, including seasonal and part-time employees who generally are not employed during the off-season. If we are unable to attract and hire additional personnel during these seasons, our operating results could be adversely affected.

We may acquire other companies or technologies, which could fail to result in a commercial product or sales, divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our business.

Although we currently have no agreements or commitments to complete any such transactions, we may in the future seek to acquire or invest in businesses or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities, or otherwise offer growth opportunities. We may not be able to successfully complete any acquisition we choose to pursue and we may not be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

To date, we have experienced significant growth through acquisitions, completing multiple acquisitions in the last ten years, but we may not be able to successfully integrate an acquired business or technology or to effectively manage the company following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, and results of operations may be negatively affected.

The outbreak of COVID-19 and associated responses could adversely impact our business and results of operations.

The COVID-19 pandemic has significantly impacted economic activity and markets throughout the world. In response, governmental authorities have imposed, and others in the future may impose, stay-at-home orders, shelter-in-place orders, quarantines, executive orders, and similar government orders and restrictions to control the spread of COVID-19. Such orders or restrictions have resulted in temporary location closures, limitation of location hours, limitations on the number of people in locations or in warehouses, enhanced requirements on sanitation, social distancing practices, and travel restrictions, among other effects. We currently operate as an essential business under the relevant state and local regulations and if this changes, it will adversely impact our financial condition and operating results. Beginning in mid-June and through late July 2020, there have been reports of increasing numbers of new COVID-19 cases in certain of our markets, including larger markets in Florida, Arizona, Texas, and southern California, resulting in some governments extending or re-imposing restrictions. Accordingly, COVID-19 may have negative impacts on our business in the future, and any future adverse impacts on our business may be worse than we anticipate. The ultimate impact will depend on the severity and duration of the current COVID-19 pandemic and future resurgences and actions taken by governmental authorities and other third parties in response, each of which is uncertain, rapidly changing, and difficult to predict. Our recent growth rates amid the COVID-19 pandemic may not be sustainable and may not be indicative of future growth.

We are subject to risks associated with leasing retail space subject to long-term and non-cancelable leases.

We lease the majority of our locations under operating leases and our inability to secure appropriate real estate or lease terms could impact our ability to grow. Our leases generally have initial terms of five years, and certain leases can be extended in five-year increments. We generally cannot cancel these leases at our option. If an existing or new location is not profitable, and we decide to close it, as we have done in the past and may do in the future, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Similarly, we may be committed to perform our obligations under the applicable leases even if current locations become unattractive as demographic patterns change. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close locations in desirable locations.

The demand for pool chemicals may be affected by consumer attitudes towards products for environmental or safety reasons.

We could be adversely affected if consumers lose confidence in the safety and quality of our products. The demand for the pool chemicals sold by us may also be affected by changes in consumer attitudes toward pool chemical products for environmental or safety reasons.

Changes in our effective tax rate or exposure to additional income tax liabilities could adversely affect our financial results.

Taxation and tax policy changes, tax rate changes, new tax laws, revised tax law interpretations, and changes in accounting standards and guidance related to tax matters may cause fluctuations in our effective tax rate. Our effective tax rate may also be impacted by changes in the geographic mix of our earnings.

We rely on information technology systems to support our business operations. A significant disturbance or breach of our technological infrastructure could adversely affect our financial condition and results of operations. Additionally, failure to maintain the security of confidential information could damage our reputation and expose us to litigation.

Information technology supports several aspects of our business, including, among others, product sourcing, pricing, consumer service, transaction processing, financial reporting, collections, and cost management. Our ability to operate effectively on a day-to-day basis and accurately report our results depends on a solid technological infrastructure, which is inherently susceptible to internal and external threats. We are vulnerable to interruption by fire, natural disaster, power loss, telecommunication failures, internet failures, security breaches, and other catastrophic events. Exposure to various types of cyberattacks such as malware, computer viruses, worms, or other malicious acts, as well as human error, could also potentially disrupt our operations or result in a significant interruption in the delivery of our goods and services.

Advances in computer and software capabilities, encryption technology, and other discoveries increase the complexity of our technological environment, including how each interact with our various software platforms. Such advances could delay or hinder our ability to process transactions or could compromise the integrity of our data, resulting in a material adverse impact on our financial condition and results of operations. We also may experience occasional system interruptions and delays that make our information systems unavailable or slow to respond, including the interaction of our information systems with those of third parties. A lack of sophistication or reliability of our information systems could adversely impact our operations and consumer service and could require major repairs or replacements, resulting in significant costs and foregone revenue.

Our numerous procedures and protocols designed to mitigate cybersecurity risks (including processes to timely notify appropriate personnel for assessment and resolution and company-wide training programs), our investments in information technology security and our updates to our business continuity plan may not prevent or effectively mitigate adverse consequences from cybersecurity risks. The failure to maintain security and prevent unauthorized access to our data, our consumers’ personal information, including credit card information, or data belonging to our suppliers, could put us at a competitive disadvantage. Such a breach could result in damage to our reputation and subject us to potential litigation, liability, fines, and penalties, resulting in a possible material adverse impact on our financial condition and results of operations.

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries, and other events or developments may result in future intrusions into or compromise of our networks, payment card terminals or other payment systems.

The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target; accordingly, we may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Any unauthorized access into our consumers’ sensitive information, or data belonging to us or our suppliers, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our consumers’ confidence in us, and subject us to potential litigation, liability, fines, penalties, and consent decrees, resulting in a possible material adverse impact on our financial condition and results of operations.

As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”) issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical administrative, technical storage, processing, and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute (“ANSI”) data encryption standards and payment network security operating guidelines. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. The Fair and Accurate Credit Transactions Act (“FACTA”) also requires systems that print payment card receipts to employ personal account number truncation so that the consumer’s full account number is not viewable on the slip. Despite our efforts to comply with these or other payment card standards and other information security measures, we cannot be certain that all of our IT systems will be able to prevent, contain, or detect all cyberattacks or intrusions from known malware or malware that may be developed in the future. To the extent that any disruption results in the loss, damage, or misappropriation of information, we may be adversely affected by claims from consumers, financial institutions, regulatory authorities, payment card associations, and others. In addition, privacy and information security laws and standards continue to evolve and could expose us to further regulatory burdens. The cost of complying with stricter laws and standards, including PCI DSS, ANSI, and FACTA data encryption standards and the California Consumer Privacy Act which took effect in January 2020, could be significant.

Our operating results will be harmed if we are unable to effectively manage and sustain our future growth or scale our operations.

We may not be able to manage our future growth efficiently or profitably. Our revenue and operating margins, or revenue and margin growth, may be less than expected. If we are unable to scale our operations efficiently or maintain pricing without significant discounting, we may fail to achieve expected operating margins, which would have a material and adverse effect on our operating results. Growth may also stress our ability to adequately manage our operations, quality of products, safety, and regulatory compliance. If growth significantly decreases, it will negatively impact our cash reserves, and it may be necessary to obtain additional financing, which may increase indebtedness or result in dilution to shareholders. Further, we may not be able to obtain additional financing on acceptable terms, if at all.

We are subject to, and may in the future be subject to, legal or other proceedings that could have a material adverse effect on us.

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, antitrust claims, intellectual property claims, and other proceedings arising in or outside of the ordinary course of business. In addition, there are an increasing number of cases being filed against companies generally, including class-action allegations under federal and state wage and hour laws. We could be exposed to legal proceedings arising out of the COVID-19 pandemic, including wrongful death actions brought on behalf of employees who contracted COVID-19 while performing their employment-related duties. We estimate our exposure to these legal proceedings and establish reserves for the probable and reasonably estimated liabilities. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings or changes in management’s forecast assumptions or predictions could have a material adverse impact on our results of operations.

A terrorist attack or the threat of a terrorist attack could have a material adverse effect on our business.

Discretionary spending on chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products, such as ours, is generally adversely affected during times of economic or political uncertainty. The potential for terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility could create these types of uncertainties and negatively impact our business for the short- or long-term in ways that cannot presently be predicted.

Risks Related to the Manufacturing, Processing, and Supply of Our Products

Our business includes the packaging and storage of chemicals and an accident related to these chemicals could subject us to liability and increased costs.

We operate chemical repackaging facilities and we store chemicals in our locations and in our distribution facilities. Because some of the chemicals we repackage and store are flammable or combustible compounds, we must comply with various fire and safety ordinances. However, a release at a location or a fire at one of our facilities could give rise to liability claims against us and potential environmental liability. In addition, if an incident involves a repackaging or distribution facility, we might be required temporarily to use alternate sources of supply that could increase our cost of sales.

We maintain what we believe is prudent insurance coverage. However, we cannot guarantee that our insurance coverage will be adequate to cover future claims that may arise or that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Successful claims for which we are not fully insured may adversely affect our working capital and profitability. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage.

Even though we believe that our internal training curriculum and compliance programs ensure that our employees follow the applicable operating procedures and regulations, we cannot guarantee that no accidents or incidents will arise that could expose us to liability and have a negative impact on our operations and results.

Product supply disruptions may have an adverse effect on our profitability and operating results.

We rely on various suppliers and vendors to provide and deliver product inventory on a continuous basis, some of which are located outside of the United States. We could suffer significant product inventory losses and significant lost revenue in the event of the loss or a shutdown of a major supplier or vendor, extended power outages, natural disaster, or other catastrophic occurrences. Due to the COVID-19 pandemic and the resulting dislocation of workplaces and the economy, the ability of vendors to supply required products may be impaired because of the illness or absenteeism of their workforces, government mandated shutdown orders or impaired financial conditions. The supply of each product may not return to pre-COVID-19 levels, and if so, products may return to pre-COVID levels at different times, and our efforts to ensure in-stock positions for all of the products that our consumers require may not be successful.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Our principal chemical raw materials are granular chlorine compounds, which are commodity materials. The prices of granular chlorine compounds are a function of, among other things, manufacturing capacity and demand. We have generally passed through chlorine price increases to our consumers. The price of granular chlorine compounds may increase in the future and we may not be able to pass on any such increase to our consumers. We purchase granular chlorine compounds primarily from the nation’s largest suppliers. We believe that reliable alternate sources of supply are available for all of our raw materials and finished goods, including chlorine products. We may not continue to have access to reliable sources of supply.

Additionally, significant price fluctuations or shortages in raw materials needed for our products may increase our cost of goods sold and cause our results of operations and financial condition to suffer.

We depend on suppliers to consistently supply us with products, and any failure to procure such products could have a material adverse effect on our business, product inventories, sales and profit margins.

Our suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes or constraints, union organizing activities, financial liquidity, inclement weather, natural disasters, significant public health and safety events, supply constraints, and general economic and political conditions that could limit their ability to provide us with quality products. These risks may delay or preclude delivery of products to us on a timely basis or at all.

Risks Related to Commercialization of Our Products

Even if we are able to attain significant market acceptance of our planned or future products or services, the commercial success of our planned or future products is not guaranteed.

Our future financial success will depend substantially on our ability to effectively and profitably market and sell our planned and future products and services. Even if we are able to attain significant market acceptance, the commercial success of our planned or future products or services is dependent on a number of additional factors. Successful growth of our sales and marketing efforts will depend on the strength of our marketing infrastructure and the effectiveness of our sales and marketing strategies. Our ability to satisfy product demand driven by our sales and marketing efforts will be largely dependent on the ability to maintain a commercially viable manufacturing process that is compliant with regulatory standards. If we fail to market and sell our planned or future products or services successfully, we will not be able to achieve profitability, which could have a material adverse effect on our business, financial condition, and results of operations.

We may implement a product recall or voluntary market withdrawal, which could significantly increase our costs, damage our reputation, and disrupt our business.

The manufacturing, packaging, marketing, and processing of our products involves an inherent risk that our processes do not meet applicable quality standards and requirements. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall or market withdrawal of one of our products would be costly and would divert management resources. A recall or withdrawal of one of our products, or a similar product processed by another entity, also could impair sales of our products because of confusion concerning the scope of the recall or withdrawal, or because of the damage to our reputation for quality and safety.

If we do not manage product inventory in an effective and efficient manner, it could adversely affect profitability.

Many factors affect the efficient use and planning of product inventory, such as effectiveness of predicting demand, preparing manufacturing to meet demand, meeting product mix and product demand requirements, and managing product expiration. We may be unable to manage our inventory efficiently, keep inventory within expected budget goals, keep our work-in-process inventory on hand or manage it efficiently, control expired product, or keep sufficient product on hand to meet demand. We may not be able to keep inventory costs within our target levels. Failure to do so may harm our long-term growth prospects.

If we do not continue to obtain favorable purchase terms with manufacturers, it could adversely affect our operating results.

We believe that because we are one of the largest purchasers of swimming pool supplies for retail sales in the United States, we are able to obtain very favorable pricing on our purchases from outside suppliers. Most raw materials and those products not repackaged by us are purchased directly from manufacturers. It is common in the swimming pool supply industry for certain manufacturers to offer extended payment terms on certain products to quantity purchasers such as us. These payment terms are typically available to us for pre-season or early season purchases. If we do not continue to maintain such favorable purchase terms with manufacturers, it could adversely affect our operating results.

Risks Related to Government Regulation

The nature of our business subjects us to compliance with employment, environmental, health, transportation, safety, and other governmental regulations.

We are subject to federal, state, and local laws and regulations relating to matters such as product labeling, weights and measures, zoning, land use, environmental protection, local fire codes, and workplace safety, including regulation by the Environmental Protection Agency, the Consumer Product Safety Commission, the Department of Transportation, the Occupational Safety and Health Administration, and the National Fire Protection Agency and corresponding state and local authorities. Most of these requirements govern the packaging, labeling, handling, transportation, storage, disposal, and sale of chemicals. We store certain types of chemicals at each of our locations and the storage of these items is strictly regulated by local fire codes. In addition, we sell algaecides and related products that are regulated under the Federal Insecticide, Fungicide and Rodenticide Act, and various state pesticide laws. These laws primarily relate to labeling, annual registration, and licensing.

Management has processes in place to facilitate and support our compliance with these requirements. However, failure to comply with these laws and regulations may result in investigations, the assessment of administrative, civil and criminal fines, damages, seizures, disgorgements, penalties, or the imposition of injunctive relief. Moreover, compliance with such laws and regulations in the future could prove to be costly. Although we presently do not expect to incur any capital or other expenditures relating to regulatory matters in amounts that may be material to us, we may be required to make such expenditures in the future. These laws and regulations have changed substantially and rapidly in recent years, and we anticipate that there will be continuing changes.

The clear trend in environmental, health, transportation, and safety regulations is to place more restrictions and limitations on activities that impact the environment, such as the use and handling of chemicals. Increasingly, strict restrictions and limitations have resulted in higher operating costs for us and it is possible that the costs of compliance with such laws and regulations will continue to increase. Our attempts to anticipate future regulatory requirements that might be imposed and our plans to remain in compliance with changing regulations and to minimize the costs of such compliance may not be as effective as we anticipate.

Our failure to protect our technology systems and comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us and adversely impact our operating results.

We rely on information technology systems to process, transmit, and store electronic information in our day-to-day operations. Similar to other companies, the size and complexity of our information technology systems make them vulnerable to a cyberattack, malicious intrusion, breakdown, destruction, and loss of data privacy or other significant disruption. Our information systems require an ongoing commitment of resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards and the increasing need to protect consumer information. Any failure by us to maintain or protect our information technology systems and data integrity, including from cyberattacks, intrusions or other breaches, could result in the unauthorized access to consumer data and personally identifiable information, theft of intellectual property or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations.

Compliance with applicable data privacy and security laws and regulations (including applicable industry standards) may increase our costs of doing business.

Our employees, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, commercial partners, and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the rules of the applicable regulatory bodies; (ii) manufacturing standards; (iii) data privacy laws or other similar non-United States laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing, and education programs.

It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, additional integrity reporting and oversight obligations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on a network of suppliers to source our products, including our own branded products. Product quality, warranty claims or safety concerns could negatively impact our sales and expose us to litigation.

We rely on manufacturers and other suppliers to provide us with the products we sell. As we increase the number of branded products we sell, our exposure to potential liability claims may increase. Product and service quality issues could negatively impact consumer confidence in our brands and our business. If our product and service offerings do not meet applicable safety standards or our consumers’ expectations regarding safety or quality, we could experience lost sales and increased costs and be exposed to legal, financial, and reputational risks, as well as governmental enforcement actions. Actual, potential or perceived product safety concerns, including health-related concerns, could expose us to litigation, as well as government enforcement actions, and result in costly product recalls and other liabilities.

In addition, if our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation initiated by consumers. Product liability claims could harm our reputation, divert management’s attention from our core business, be expensive to defend, and may result in sizable damage awards against us. Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses, and reduce product sales. Product liability claims could cause us to incur significant legal fees and deductibles and claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and operating results. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain acceptance of our products or to expand our business.

Risks Related to Intellectual Property Matters

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

In the course of our business, we employ various trademarks, trade names, and service marks as well as our logo in packaging and advertising of our products. Our commercial success will depend in part on our success in obtaining and maintaining issued trademarks, trade names, and service marks in the United States and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our ability to enforce our intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. In addition, we may face claims by third parties that our agreements with employees obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in such intellectual property. Either outcome could harm our business and competitive position.

Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

We cannot be certain that United States or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our products. Third parties may sue us for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to cease the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company’s patent, we may be unable to make use of some of the affected products, which would reduce our revenues.

The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our target markets and our business may be adversely affected. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Recent changes in United States patent laws may limit our ability to obtain, defend, and/or enforce our patents.

The United States has recently enacted and implemented wide ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the United States federal courts, and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

Risks Related to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations under our debt agreements, and could divert our cash flow from operations to debt payments.

We have a substantial amount of indebtedness. As of June 27, 2020, our total borrowings under our Senior Unsecured Notes, Term Loan, and Credit Agreement, dated as of October 16, 2012, as amended from time to time, among Leslie’s Poolmart, Inc, the subsidiary borrowers from time to time party hereto, Leslie’s, Inc., each lender from time to time party hereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent (the “ABL Credit Facility,” and, together with the Senior Unsecured Notes and the Term Loan, the “Credit Facilities”) was $1.2 billion. Subject to restrictions in the agreements governing our Credit Facilities, we may incur additional debt.

Our substantial debt could have important consequences to you, including the following:

•

it may be difficult for us to satisfy our obligations, including debt service requirements under our existing or future debt agreements, resulting in possible defaults on and acceleration of such debt;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, or other general corporate purposes may be impaired;

•

a substantial portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, and acquisitions or for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

•

our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and restrictive covenants contained in the agreements governing our existing and any future debt; and

•	our ability to borrow additional funds or to refinance debt may be limited.

Furthermore, all of our debt under our Credit Facilities bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

Restrictive covenants in the agreements governing our Credit Facilities may restrict our ability to pursue our business strategies, and failure to comply with any of these restrictions could result in acceleration of our debt.

The operating and financial restrictions and covenants in the agreements governing our Credit Facilities may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Such agreements limit our ability, among other things, to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our common stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell, or otherwise dispose of our assets;

•	make certain payments in respect of certain debt obligations;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in an event of default under our Credit Facilities. Upon the occurrence of an event of default under any of our Credit Facilities, the lenders could elect to declare all amounts outstanding under our Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our Credit Facilities could proceed against the collateral granted to them to secure the debt under the Credit Facilities. We have pledged substantially all of our assets as collateral to secure our Credit Facilities. Our future operating results may not be sufficient to enable compliance with our Credit Facilities, and we may not have sufficient assets to repay amounts outstanding under our Credit Facilities. In addition, in the event of an acceleration of our debt upon an event of default, we may not have or be able to obtain sufficient funds to make any accelerated payments.

Furthermore, the terms of any future debt we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although the agreements governing our Credit Facilities contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. Additionally, we may successfully obtain waivers of these restrictions. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

The phaseout of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different reference rate, may adversely affect interest rate.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if LIBOR will cease to exist at that time or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The United States Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities. The future of LIBOR at this time is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phaseout could cause LIBOR to perform differently than in the past or cease to exist. If LIBOR ceases to exist, we may need to renegotiate our credit agreements and related agreements, which may result in interest rates and/or payments that do not correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flow and liquidity.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior market for our common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our common stock following the completion of this offering. An active or liquid market in our stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell your shares at or above the initial public offering price or at all. We cannot predict the prices at which our common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

•	changes in operating performance and stock market valuations of other retail companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by our executive officers or directors;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging, and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics, or other public health emergencies or responses to these events; and

•	the other factors described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as will be amended and restated prior to completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•

provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors;

•

require at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors in order to amend our restated certificate of incorporation and amended and restated bylaws;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, instead requiring stockholder actions to be taken at a meeting of our stockholders;

•

permit our board of directors, without further action by our stockholders, to fix the rights, preferences, privileges, and restrictions of preferred stock, the rights of which may be greater than the rights of our common stock;

•	restrict the forum for certain litigation against us to Delaware;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•	provide for a staggered board.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. As a result, these provisions may adversely affect the market price and market for our common stock if they are viewed as limiting the liquidity of our stock or as discouraging takeover attempts in the future.

The provision of our certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery of the State of Delaware (or if the Court of Chancery of the State of Delaware lacks jurisdiction, any other state court of the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. The foregoing provision will not apply to claims arising under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We have broad discretion to determine how to use the funds we receive from this offering and may use them in ways that may not enhance our operating results or the price of our common stock.

We have broad discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our stockholders may not agree with or that do not yield a favorable return, or no return at all. We currently expect to use the net proceeds for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds we receive from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act. These rules and regulations are expected to significantly increase our accounting, legal, and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition, and results of operations.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, include a management report assessing the effectiveness of our internal control over financial reporting, and include a report issued by our independent registered public accounting firm based on its audit of the Company’s internal control over financial reporting, in each case, beginning with our Annual Report on Form 10-K for the year ending October 2, 2021. We may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting and data systems and controls across the Company. We expect these systems and controls to involve significant expenditures and to become increasingly complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial, and management controls, and our reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements described below expire and other restrictions on resale lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of June 27, 2020, upon the closing of this offering, we will have outstanding              shares of common stock. Of these shares, all of the shares of common stock offered in connection with this offering will be eligible for sale in the public market and substantially all of the remaining shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. The underwriters, may permit our executive officers, directors, employees, and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. Upon expiration of the contractual lock-up agreements with the underwriters, and based on shares outstanding as of June 27, 2020, approximately              additional shares will be eligible for sale in the public market.

You will experience an immediate and substantial dilution of the net tangible book value of the common shares you purchase in this offering.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after this offering. For this purpose, the net tangible book value per share represents the total amount of our tangible assets, less the total amount of liabilities, divided by the total number of shares outstanding, and dilution is determined by subtracting the net tangible book value per share after the offering from the initial public offering price per share. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase common stock in this offering will be diluted by              per share after giving effect to the sale of shares of common stock in this offering at the initial public offering price. If we grant options in the future to our employees, and those options are exercised or other issuances of common stock are made, there will be further dilution.

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.

We will in the future grant stock options and other awards to our certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and will continue to have substantial control over us after the offering.

Upon completion of this offering, our officers, directors, and principal stockholders (greater than 5% stockholders) collectively will beneficially own approximately     % of our issued and outstanding common stock. As a result, these stockholders will be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or its assets, and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging, or deferring a change of control, which could depress the market price of our common stock.

Transactions engaged in by our principal stockholders, our officers or directors involving our common stock may have an adverse effect on the price of our stock.

As described above, our officers, directors, and principal stockholders (greater than 5% stockholders) collectively will control approximately     % of our issued and outstanding common stock upon completion of this offering. Subsequent sales of our shares by these stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our common stock, which may further cause the price of our stock to decline.

From time to time our directors and executive officers may sell shares of our common stock on the open market. These sales will be publicly disclosed in filings made with the SEC. In the future, our directors and executive officers may sell a significant number of shares for a variety of reasons unrelated to the performance of our business. Our stockholders may perceive these sales as a reflection on management’s view of the business and result in some stockholders selling their shares of our common stock. These sales could cause the price of our stock to drop.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

We may experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending October 2, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are further enhancing internal controls, processes, and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

There may be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions, or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of Sarbanes-Oxley Act. Had we performed an evaluation and had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley Act, additional control deficiencies amounting to material weaknesses may have been identified. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404(a) of Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing or any required remediation in a timely fashion. If we fail to comply with Section 404(a) or to remedy these material weaknesses or identify new material weaknesses by the time we have to issue that report, we will not be able to certify that our internal controls over financial reporting are effective, which may cause investors to lose confidence in our financial statements, and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may suffer.

Upon the listing of our common stock on the             , we will be a “controlled company” within the meaning of the corporate governance standards of             . As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering,             will control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a “controlled company” within the meaning of the corporate governance standards of             . As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	a majority of our board of directors consists of “independent directors,” as defined under the rules of such exchange;

•	our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

our board of directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that any committees of our board of directors will be composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of             .

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to execute on our growth strategies;

•	our ability to maintain favorable relationships with suppliers and manufacturers;

•	competition from mass merchants and specialty retailers;

•	impacts on our business from the sensitivity of our business to weather conditions, changes in the economy, and the housing market;

•	our ability to implement technology initiatives that deliver the anticipated benefits, without disrupting our operations;

•	our ability to attract and retain senior management and other qualified personnel;

•	regulatory changes and development affecting our current and future products;

•	our ability to obtain additional capital to finance operations;

•	our ability to establish and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing the intellectual property rights of others;

•	impacts on our business from the COVID-19 pandemic; and

•	other risks and uncertainties, including those listed in the section titled “Risk Factors.”

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET AND INDUSTRY DATA

We obtained the industry, market, and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies, and publicly available information in addition to research, surveys, and studies conducted by third parties. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. All of the market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such assumptions and limitations.

In addition, while we believe the industry, market, and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase up to             additional shares of common stock), based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of             million in the number of shares of common stock offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	to repay in full the entire outstanding amount under our 9.50% Senior Unsecured Notes, which mature on August 16, 2024 and which was $390.0 million as of June 27, 2020;

•	to repay a portion of our 3.65% Term Loan, which matures on August 16, 2023 and which had $815.3 million outstanding as of June 27, 2020; and

•	for working capital and general corporate purposes.

We may also use a portion of the remaining net proceeds to acquire or invest in complementary businesses, technologies, products, or assets. However, we have no current commitments or obligations to do so.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: our actual and projected financial condition, liquidity, and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of                , 2020:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the issuance and sale of                shares of common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in the section titled “Use of Proceeds.”

	Actual	As Adjusted
Cash and cash equivalents
Debt:
Term Loan—due on August 16, 2023
Senior Unsecured Notes—due on August 16, 2024
ABL Credit Facility—due on August 13, 2025
Stockholder’s equity:
Common stock, $0.001 par value, shares authorized, shares issued and outstanding, actual, and shares authorized, issued and outstanding, as adjusted
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual, shares authorized and no shares issued and outstanding, as adjusted
Additional paid-in capital
Retained earnings

Total stockholder’s equity

Total capitalization

The number of shares of common stock that will be outstanding after this offering is based on                shares of common stock outstanding as of                , 2020, and excludes shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2020 Equity Incentive Plan.

You should read this information in conjunction with our consolidated financial statements and the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Other Information,” included elsewhere in this prospectus.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of June 27, 2020 was $                million, or $                per share of common stock, based on                shares of common stock outstanding as of such date. Our historical net tangible book deficit represents our total tangible assets less total liabilities and preferred stock divided by the number of shares of our common stock outstanding as of June 27, 2020.

Our pro forma net tangible book deficit as of June 27, 2020 was $                million, or $                per share of our common stock. Pro forma net tangible book deficit represents the amount of our total tangible assets less our total liabilities. Pro forma net tangible book deficit per share is our pro forma net tangible book deficit divided by the number of shares of our common stock deemed to be outstanding as of                , 2020.

After giving effect to the issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 27, 2020 would have been $                million, or $                per share. This represents an immediate increase (decrease) in pro forma as adjusted net tangible book value (deficit) of $                per share to our existing stockholders and an immediate dilution of $                per share to new investors purchasing shares of our common stock in this offering. We determine dilution per share to new investors by subtracting our pro forma as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Historical net tangible book deficit per share as of June 27, 2020
Decrease in historical net tangible book deficit per share attributable to pro forma transactions and other adjustments described above
Pro forma net tangible book deficit per share as of June 27, 2020
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                per share and the dilution per share to new investors participating in this offering by $                per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of                million in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $                per share and increase (decrease) the dilution per share to new investors participating in this offering by $                per share, assuming that the assumed

initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase up to                additional shares of common stock, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $                per share, representing an immediate increase to existing stockholders of $                per share and immediate dilution to new investors participating in this offering of $                per share assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table shows, as of June 27, 2020, on a pro forma as adjusted basis as described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, or to be paid, by existing stockholders and by new investors purchasing common stock in this offering at the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
	(in thousands)			(in thousands)
Existing Stockholder			%	$		%	$
New investors

Total		100%		$	100%		$

The above table assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders before this offering would own                % and our new investors participating in this offering would own                % of the total number of shares of our common stock outstanding immediately prior to the completion of this offering. Additionally, the consideration paid to us by existing stockholders before this offering would be approximately                % of the total consideration, and the consideration paid to us by new investors participating in this offering would be $             million, or approximately     % of the total consideration.

The foregoing discussion and tables (other than the historical net tangible book value calculation) are based on                shares of common stock outstanding as of                , 2020, which gives effect to the pro forma transactions described above, and excludes                shares of our common stock as of                , 2020 that remain available for issuance under the 2020 Equity Incentive Plan.

To the extent that stock options are exercised, new stock options are issued under the 2020 Equity Incentive Plan, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

You should read the following selected consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and the related notes included elsewhere in this prospectus.

We have derived the following selected consolidated statements of operations data for the Fiscal Years ended September 28, 2019 and September 29, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following selected consolidated statements of operations data for the nine months ended June 27, 2020 and June 29, 2019 and selected consolidated balance sheet data as of June 27, 2020 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial data, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and the related notes included elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the information for the periods presented. Our historical results are not necessarily indicative of the results that may be expected for any future period.

	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
Statement of operations data:
Sales	$730,916	$629,984	$928,203	$892,600
Cost of merchandise and services sold	436,837	381,557	548,463	535,464

Gross profit	294,079	248,427	379,740	357,136

Selling, general and administrative expenses	215,752	185,776	258,152	241,669

Operating income	78,327	62,651	121,588	115,467

Other expense:
Interest expense	65,513	74,641	98,578	91,656
Other expenses, net	910	4,409	7,453	1,759

Total other expense	66,423	79,050	106,031	93,415
Income before taxes	11,904	(16,399)	15,557	22,052
Income tax (benefit) expense	(4,603)	(16,321)	14,855	4,926

Net income (loss)	$16,507	$(78)	$702	$17,126

Balance sheet data:
Cash and cash equivalents	$148,901	$82,128	$90,899	$77,569
Total current assets	390,402	318,317	282,089	255,332
Total assets	588,031	530,475	479,721	453,160
Total current liabilities	260,729	219,072	165,522	137,165
Total liabilities	1,457,089	1,419,239	1,367,078	1,342,109
Total stockholder’s deficit	(869,058)	(888,764)	(887,357)	(888,949)
Cash flow data:
Net cash provided by operating activities	$85,921	$42,559	$57,821	$43,280
Net cash used in investing activities	(21,664)	(30,558)	(36,996)	(40,219)
Net cash used in financing activities	(6,255)	(7,442)	(7,495)	(24,386)

	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
Other financial and operations data:
Number of new locations and acquired	8	26	28	38
Number of locations open at end of period	934	956	952	940
Comparable Sales Growth(2)	15.5%	(0.6)%	0.4%	(1.3)%
Adjusted EBITDA(3)	$104,343	$90,090	$160,003	$151,799
Adjusted EBITDA as a Percentage of Sales(3)	14.3%	14.3%	17.2%	17.0%
Adjusted Free Cash Flow(4)	$88,860	$69,091	$132,559	$123,013
Adjusted Free Cash Flow Conversion(4)	85.2%	76.7%	82.8%	81.0%

(1)	Components may not add to totals due to rounding.
(2)	Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business.”
(3)

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation from our net income (loss) to Adjusted EBITDA for the nine months ended June 27, 2020, the nine months ended June 29, 2019, Fiscal Year 2019, and Fiscal Year 2018.

(4)

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation from our net cash provided by operating activities to Adjusted Free Cash Flow for the nine months ended June 27, 2020, the nine months ended June 29, 2019, Fiscal Year 2019, and Fiscal Year 2018. Adjusted Free Cash Flow Conversion is defined as Adjusted Free Cash Flow divided by Adjusted EBITDA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the section titled “Selected Historical Consolidated Financial and Other Information” and our consolidated financial statements and related notes which are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other sections of this prospectus.

We operate on a fiscal calendar that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to September 30th. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. References to Fiscal Year 2019 and Fiscal Year 2018 refer to the fiscal years ended September 28, 2019 and September 29, 2018, each of which contained 52 weeks. Each of the nine months ended June 27, 2020 and the nine months ended June 29, 2019 included 39 weeks of operations.

Our Company

We are the largest and most trusted direct-to-consumer brand in the nearly $11 billion United States pool and spa care industry, serving residential, professional, and commercial consumers. Founded in 1963, we are the only direct-to-consumer pool and spa care brand with national scale, operating an integrated marketing and distribution ecosystem powered by a physical network of 934 branded locations and a robust digital platform. We command a market-leading share of nearly 15% of residential aftermarket product spending, our physical network is larger than the sum of our twenty largest competitors, and our digital market share is estimated to be greater than five times as large as that of our largest digital competitor. We offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie’s, as well as certified and warrantied installation and repair services, all of which are essential to the ongoing maintenance of pools and spas. Our dedicated team of more than 5,000 associates, pool and spa care experts, and experienced service technicians are passionate about empowering our consumers with the knowledge, products, and solutions necessary to confidently maintain and enjoy their pools and spas. Over the last five years, we have spent more than $70 million in foundational investments across new technologies and capabilities focused on transforming our consumer experience and advancing our industry leadership. The unprecedented scale of our integrated marketing and distribution ecosystem, which is powered by our direct-to-consumer network, uniquely enables us to efficiently reach and service every pool and spa in the continental United States—capabilities no competitor can match.

Given we play primarily in the aftermarket business, we have a highly predictable, recurring revenue model, which is evidenced by our 57 consecutive years of sales growth. More than 80% of our assortment is comprised of non-discretionary products essential to the care of residential and commercial pools and spas. Our assortment includes chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products. As important, we offer essential services, such as equipment installation and repair for residential and commercial consumers. Consumers receive the benefit of extended vendor warranties when purchasing product through our locations or when our certified in-field technicians install or repair equipment on-site. We also offer complimentary, commercial-grade, in-store water testing and analysis via our proprietary AccuBlue® system, which increases consumer engagement, conversion, basket size, and loyalty, resulting in higher lifetime value. Our water treatment expertise is powered by data and intelligence accumulated from the more than 40 million water tests we have performed over 57 years, positioning us as the most trusted water treatment solutions provider in the industry. Due to the non-discretionary nature of our products and services, our business has historically delivered strong, uninterrupted growth and profitability in all market environments, including the Great Recession and the COVID-19 pandemic. Our growth has recently accelerated, and for the nine months ended June 27, 2020, our sales have increased 16.0% over the prior-year period.

Key Factors and Measures We Use to Evaluate Our Business

We consider a variety of financial and operating measures in assessing the performance of our business. The key GAAP measures we use are sales, gross profit and gross margin, selling, general and administrative expenses, and operating income. The key non-GAAP measures we use are Comparable Sales, Comparable Sales Growth, Adjusted EBITDA, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Sales

We offer a broad range of products that consists of regularly purchased, non-discretionary pool and spa maintenance items such as chemicals, equipment, cleaning accessories and parts, as well as installation and repair services for pool and spa equipment. Our offering of proprietary, owned and third-party brands across diverse product categories drives sales growth by attracting new consumers and encouraging repeat visits from our existing consumers. We recognize product sales upon purchase of merchandise by the consumer. Sales related to services are recognized when services are performed. Terms are customarily point of sale or free on board shipping point, net of related discounts and sales tax. When we receive payment from consumers before the consumer has taken possession of the merchandise or the service has been performed, the amount received is recorded as deferred revenue until the sale or service is complete. Sales are impacted by product mix and availability, as well as promotional and competitive activities and the spending habits of our consumers. Growth of our sales is primarily driven by Comparable Sales Growth and expansion of our locations in existing and new markets.

Comparable Sales and Comparable Sales Growth

We measure Comparable Sales Growth as the increase or decrease in sales recorded by the comparable base in any reporting period, compared to sales recorded by the comparable base in the prior reporting period. The comparable base includes sales through our locations and through our e-commerce websites and third-party marketplaces. Comparable Sales is a key metric used by management and our board of directors to assess our financial performance.

We consider a new or acquired location comparable in the first full month after it has completed 52 weeks of sales. Closed locations become non-comparable during their last partial month of operation. Locations that are relocated are considered comparable at the time the relocation is complete. Comparable Sales are not calculated in the same manner by all companies, and accordingly, are not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for performance relative to other companies.

The number of new locations reflects the number of locations opened during a particular reporting period. New locations require an initial capital investment in location build-outs, fixtures, and equipment, which we amortize over time as well as cash required for inventory.

We opened or acquired 28 locations in Fiscal Year 2019, 38 locations in Fiscal Year 2018, eight locations in the nine months ended June 27, 2020, and 26 new locations in the nine months ended June 29, 2019. We consolidated operations in certain markets and closed 16 locations in Fiscal Year 2019, five locations in Fiscal Year 2018, 26 locations in the nine months ended June 27, 2020, and ten locations in the nine months ended June 29, 2019. As of June 27, 2020, we operate 934 retail locations in 37 states across the United States. We own 27 locations and lease the remainder of our locations. Our initial lease terms are typically five years with options to renew for multiple successive five-year periods. We evaluate new opportunities in new and existing markets based on the number of pools and spas in the market, competition, our existing locations, availability and cost of real estate, and distribution cost, and operating costs of our locations. We review performance of our locations on a regular basis and evaluate opportunities to strategically close locations to improve our profitability. Our limited investment costs in individual locations and our ability to transfer sales to our extensive network of remaining locations and e-commerce websites allows us to improve profitability as a result of any strategic closures.

Gross Profit and Gross Margin

Gross profit is equal to our sales less our cost of merchandise and services sold. Cost of merchandise and services sold reflects the direct cost of purchased merchandise, costs to package certain chemical products, including direct materials and labor, costs to provide services, including labor and materials, as well as distribution and occupancy costs. The direct cost of purchased merchandise includes vendor rebates, which are treated as a reduction of merchandise costs. We recognize vendor rebates at the time the obligations to purchase products or perform services have been completed, and the related inventory has been sold. Distribution costs include warehousing and transportation expenses, including costs associated with third-party fulfillment centers used to ship merchandise to our e-commerce consumers. Occupancy costs include the rent, common area maintenance, real estate taxes, and depreciation and amortization costs of all retail locations. These costs are significant and can be expected to continue to increase as our company grows.

Gross margin is gross profit as a percentage of our sales. Gross margin is impacted by merchandise costs, pricing and promotions, product mix and availability, inflation, and service costs, which can vary. Our proprietary brands, custom-formulated products, and vertical integration provide us with cost savings, as well as greater control over product availability and quality as compared to other companies in the industry. Gross margin is also impacted by the costs of distribution and occupancy costs, which can vary.

Our gross profit is variable in nature and generally follows changes in sales. The components of our cost of merchandise and services sold may not be comparable to the components of cost of sales or similar measures of other companies. As a result, our gross profit and gross margin may not be comparable to similar data made available by other companies.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A, include selling and operating expenses at our retail locations and corporate-level general and administrative expenses. Selling and operating expenses at retail locations include payroll, bonus and benefit costs for personnel, supplies, and credit and debit card processing costs. Corporate expenses include payroll, bonus, and benefit costs for our corporate and field support functions, marketing and advertising, insurance, utilities, occupancy costs related to our corporate office facilities, professional services, and depreciation and amortization for all assets, except those related to our retail locations and distribution operations, which are included in cost of merchandise and services sold. Selling and operating expenses generally vary proportionately with sales and the change in the number of locations. In contrast, general and administrative expenses are generally not directly proportional to sales and the change in the number of locations, but will be expected to increase over time to support the needs of our growing company. The components of our SG&A may not be comparable to the components of similar measures of other companies.

Operating Income

Operating income is gross profit less SG&A. Operating income excludes interest expense, income tax expense, and other expenses, net. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Adjusted EBITDA

Adjusted EBITDA is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is also frequently used by analysts, investors and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures. We use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other companies using similar measures.

Adjusted EBITDA is defined as earnings before interest (including amortization of debt costs), taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, management fees, equity-based compensation expense, mark-to-market on interest rate cap, and special items. Adjusted EBITDA is not a recognized measure of financial performance under GAAP but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies, and accordingly, is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance in isolation from, or as a substitute for, net income (loss), cash flows from operations or cash flow data, all of which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. In the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are key metrics used by management and our board of directors to assess our financial performance. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures. Adjusted Free Cash Flow is defined as Adjusted EBITDA less purchases of property, plant, and equipment. Adjusted Free Cash Flow Conversion is defined as Adjusted Free Cash Flow divided by Adjusted EBITDA.

Factors Affecting the Comparability of our Results of Operations

Our results over the past two years have been affected by, among other events, the following events, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Impact of COVID-19

We are closely monitoring the impact of COVID-19 on all aspects of our business and in all of our locations. As of June 27, 2020, we operate 934 locations in 37 states and all locations are currently open. During the nine months ended June 27, 2020, we maintained operations in nearly all of our markets as an ‘essential’ business, as defined by various federal, state, and local authorities, by providing essential products and services that maintain the safety and sanitization of homes and businesses. Certain of our locations were temporarily closed or restricted to curbside service only. These closures and restrictions did not have a material impact on our performance during the nine months ended June 27, 2020. We remain committed to supporting federal, state, and local mandates to prevent the spread of COVID-19 while we operate our business and to do our part in protecting public health.

We help keep our communities safe from serious public health risks by providing essential products and services. Water that is not properly maintained can serve as a breeding ground for potentially fatal bacteria and viruses.

As a business, the health and safety of our consumers, communities, and associates remain our highest priority, and we continue to take all precautions recommended by the Centers for Disease Control and Prevention to ensure their safety and well-being. We have proactively implemented extensive measures in response to COVID-19 throughout our business operations, including:

•	Required team members who are experiencing symptoms or have been in close contact with someone who has symptoms or has been exposed to the coronavirus to stay home;

•	Improved employee benefits related to COVID-19 conditions;

•

Distributed personal protective equipment and implemented temperature monitoring protocols, including the installation of contactless temperature scanners in our corporate offices and distribution centers;

•	Enhanced facility cleaning including routine sanitization of high touch surfaces;

•	Implemented social distancing guidelines and capacity restrictions in our locations and reduced operating hours;

•	Encouraged contactless payments and introduced curbside pickup and contact-free service calls;

•	Incurred front line recognition pay for associates in our locations, distribution centers, and service technicians during the third quarter of 2020;

•	Executed remote workforce plan for associates in our corporate offices; and

•	Enacted mandatory travel restrictions.

We have also closely coordinated with our vendor partners to minimize the impact of supply disruptions and maintain the flow of essential products to meet the elevated demand from consumers in the current environment. The full impact of COVID-19 on our financial and operating performance will depend significantly on the duration and severity of the pandemic, the actions taken to contain or mitigate its impact, and the change in consumer behaviors. It is not possible to predict the likelihood, timing, or severity of the aforementioned direct and indirect impacts of COVID-19 on our business. We may further restrict the operations of our locations and distribution facilities and these measures could have a material impact on our sales and earnings. COVID-19 could also lead to significant disruption to our supply chain for products we sell and could have a material impact on our sales and earnings.

Business Acquisitions

In January 2018, we acquired a provider of supplies and services for swimming pools, spas, and above ground pools, and related equipment. The acquisition included five locations in Pennsylvania.

In May 2018, we acquired a pool and spa parts distributor headquartered in Tucson, Arizona. The acquisition included inventory and assets at facilities located in Arizona and Tennessee.

In January 2019, we acquired a provider of supplies and services for swimming pools, spas, barbecues, and fireplaces. The acquisition included nine locations in the Pacific Northwest, based in the State of Washington, and expanded our physical presence to 36 states.

In October 2019, we acquired a provider of supplies and services for spas, swim spas, and saunas. The acquisition included six locations in the Pacific Northwest, based in the State of Oregon, and expanded our physical presence to 37 states.

The consolidated financial statements include the results of operations of the acquisitions since their respective acquisition dates. The acquisitions did not have a material impact on our financial position or results of operations, either individually or in the aggregate. The total purchase consideration was allocated to the assets acquired and liabilities assumed at their estimated fair values as of the date of acquisition, as determined by management. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed has been recorded as goodwill.

Impacts of the Initial Public Offering

Impact of Debt Extinguishment

Assuming net proceeds after expenses to us of $                million in connection with the sale of common stock in this offering and the application of such net proceeds to repay our Senior Unsecured Notes and a portion of our Term Loan as described in “Use of Proceeds,” we expect to incur debt extinguishment costs of $                million related to the write-off of deferred financing costs and unamortized debt discounts.

Equity-based Compensation Expenses

Upon the completion of an initial public offering, we will recognize equity-based compensation expense of $                million in connection with the vesting of performance-based equity units issued to key employees. All equity-based compensation are for equity of the Company. Remaining compensation expense of $                million for unvested time-based equity units at the time of the initial public offering will be expensed upon vesting.

Incremental Public Company Expenses

Following our initial public offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. We expect such expenses to further increase after we are no longer an emerging growth company. These costs will generally be expensed under SG&A in the consolidated statement of operations.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our sales.

We derived the consolidated statements of operations for Fiscal Year 2019 and Fiscal Year 2018 and the nine months ended June 27, 2020 and the nine months ended June 29, 2019 from our consolidated financial statements and our condensed consolidated interim financial statements, respectively. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Results of Operations
	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
	(unaudited)
Sales	$730,916	$629,984	$928,203	$892,600
Cost of merchandise and services sold	436,837	381,557	548,463	535,464

Gross profit	294,079	248,427	379,740	357,136
Selling, general and administrative expenses	215,752	185,776	258,152	241,669

Operating income	78,327	62,651	121,588	115,467
Other expense:
Interest expense	65,513	74,641	98,578	91,656
Other expenses, net	910	4,409	7,453	1,759

Total other expense	66,423	79,050	106,031	93,415
Income (loss) before income taxes	11,904	(16,399)	15,557	22,052
Income tax (benefit) expense	(4,603)	(16,321)	14,855	4,926

Net income (loss)	$16,507	$(78)	$702	$17,126

Percentage of Sales(1)	(%)	(%)	(%)	(%)

Sales	100.0	100.0	100.0	100.0
Cost of merchandise and services sold	59.8	60.6	59.1	60.0

Gross Margin	40.2	39.4	40.9	40.0
Selling, general and administrative expenses	29.5	29.5	27.8	27.1

Operating income	10.7	9.9	13.1	12.9
Interest expense	9.0	11.8	10.6	10.3
Other expenses, net	0.1	0.7	0.8	0.1
Total other expense	9.1	12.5	11.4	10.5
Income (loss) before income taxes	1.6	(2.6)	1.7	2.5
Income tax (benefit) expense	(0.6)	(2.6)	1.6	0.6

Net income (loss)	2.3	—	0.1	1.9

Other financial and operations data
Number of new and acquired locations	8	26	28	38
Number of locations open at end of period	934	956	952	940
Comparable Sales Growth(2)	15.5%	(0.6)%	0.4%	(1.3)%
Adjusted EBITDA(3)	$104,343	$90,090	$160,003	$151,799
Adjusted EBITDA as a percentage of sales(3)	14.3%	14.3%	17.2%	17.0%
Net cash provided by operating activities	$85,921	$42,559	$57,821	$43,280
Net cash used in investing activities	(21,664)	(30,558)	(36,996)	(40,219)
Net cash used in financing activities	(6,255)	(7,442)	(7,495)	(24,386)
Adjusted Free Cash Flow(4)	$88,860	$69,091	$132,559	$123,013
Adjusted Free Cash Flow Conversion(4)	85.2%	76.7%	82.8%	81.0%

(1)	Components may not add to totals due to rounding.
(2)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business.”
(3)

The first table below provides a reconciliation from our net income (loss) to Adjusted EBITDA for Fiscal Year 2019, Fiscal Year 2018, the nine months ended June 27, 2020, and the nine months ended June 29, 2019.

(4)

The second table below provides a reconciliation from our net cash provided by operating activities to Adjusted Free Cash Flow for Fiscal Year 2019, Fiscal Year 2018, the nine months ended June 27, 2020, and the nine months ended June 29, 2019. Adjusted Free Cash Flow Conversion is defined as Adjusted Free Cash Flow divided by Adjusted EBITDA.

	Results of Operations
	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
	(unaudited)
Net income (loss)	$16,507	$(78)	$702	$17,126
Depreciation and amortization expenses	20,585	22,870	30,424	31,611
Interest expense	65,513	74,641	98,578	91,656
Loss on disposition of assets	486	412	1,751	1,057
Income tax (benefit) expense	(4,603)	(16,321)	14,855	4,926
Management fee	3,153	2,723	4,533	3,223
Equity-based compensation expense	1,792	1,451	2,130	1,785
Mark-to-market on interest rate cap	22	4,240	4,288	(3,045)
Other	888	153	2,742	3,460

Adjusted EBITDA(1)	$104,343	$90,090	$160,003	$151,799

(1)

Adjusted EBITDA is defined as earnings before interest (including amortization of debt costs), taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, management fees, equity-based compensation expense, mark-to-market on interest rate cap, and special items. Adjusted EBITDA is not a recognized measure of financial performance under GAAP but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies, and accordingly, is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance in isolation from, or as a substitute for, net income (loss), cash flows from operations or cash flow data, all of which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

	Results of Operations
	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
	(unaudited)
Net cash provided by operating activities	$85,921	$42,559	$57,821	$43,280
Income tax expense (benefit)	(4,603)	(16,321)	14,855	4,926
Deferred income taxes	722	14,265	754	(1,405)
Interest expense	65,513	74,641	98,578	91,656
Changes in operating assets and liabilities	(44,357)	(29,463)	(19,865)	13,465
Amortization of deferred financing costs and debt discounts	(2,548)	(2,412)	(3,240)	(3,013)
Provisions for doubtful accounts	(368)	(294)	(463)	(259)
Management fee	3,153	2,723	4,533	3,223
Mark-to-market on interest rate cap	22	4,240	4,288	(3,045)
Other	888	152	2,742	2,971

Adjusted EBITDA	$104,343	$90,090	$160,003	$151,799
Less: Purchase of property, plant, and equipment	15,483	20,999	27,444	28,786

Adjusted Free Cash Flow	$88,860	$69,091	$132,559	$123,013

Nine Months Ended June 27, 2020 Compared to Nine Months Ended June 29, 2019

Sales

Sales increased to $730.9 million in the nine months ended June 27, 2020 from $630.0 million in the nine months ended June 29, 2019, an increase of $100.9 million or 16.0%. The increase was the result of a Comparable Sales increase of 15.5% and non-Comparable Sales Growth primarily attributable to acquisitions. The Comparable Sales increase of $95.6 million in the nine months ended June 27, 2020 was driven by an increase in consumer demand across all product categories due to higher use of residential pools and spas. We believe that COVID-19 has accelerated secular trends in consumer behavior and has favorably impacted our sales. While the duration and effects of the COVID-19 pandemic are uncertain, we anticipate that the changes in consumer behavior will continue for the foreseeable future.

Gross Profit and Gross Margin

Gross profit increased to $294.1 million in the nine months ended June 27, 2020 from $248.4 million in the nine months ended June 29, 2019, an increase of $45.7 million or 18.4%. The increase in gross profit was primarily the result of an increase in Comparable Sales and an increase in gross margin. Gross margin increased to 40.2% in the nine months ended June 27, 2020 compared to 39.4% in the nine months ended June 29, 2019, an increase of 80 basis points. The increase in gross margin resulted primarily from lower occupancy costs as a percentage of sales and partially offset by lower vendor rebates and higher distribution expenses during the current year period.

Selling, General and Administrative Expenses

SG&A increased to $215.8 million in the nine months ended June 27, 2020 from $185.8 million in the nine months ended June 29, 2019, an increase of $30.0 million or 16.1%. The increase in SG&A was primarily driven by increased costs related to higher sales volume, higher compensation expenses, expenses related to strategic consolidations of certain locations, e-commerce marketplace fees, and investments in general and administrative infrastructure to support continued growth. In addition, during the nine months ended June 27, 2020, we incurred costs associated with COVID-19 totaling $6.3 million, primarily related to a temporary increase in wages and the cost of personal protective equipment. As a percentage of sales, SG&A increased to 29.5% in the nine months ended June 27, 2020 compared to 29.5% in the nine months ended June 29, 2019, an increase of three basis points.

Total Other Expense

Total other expense decreased to $66.4 million in the nine months ended June 27, 2020 from $79.0 million in the nine months ended June 29, 2019, a decrease of $12.6 million. The decrease in the nine months ended June 27, 2020 was primarily driven by lower interest expense on our floating rate debt and a reduction in the fair value of our interest rate cap agreements during the nine months ended June 29, 2019.

Income Taxes

We recorded an income tax benefit of $4.6 million in the nine months ended June 27, 2020 and a benefit of $16.3 million in the nine months ended June 29, 2019, a decrease of $11.7 million. The change in income tax expenses was the result of higher pre-tax income during the nine months ended June 27, 2020 and the impact of limitations on interest expense deductibility in accordance with section 163(j) of the Tax Cuts and Jobs Act of 2017 in each period.

Net Income

As a result of the foregoing, net income increased to $16.5 million in the nine months ended June 27, 2020 from a loss of $0.1 million in the nine months ended June 29, 2019, an increase of $16.6 million.

Adjusted EBITDA

Adjusted EBITDA increased to $104.3 million in the nine months ended June 27, 2020 from $90.1 million in the nine months ended June 29, 2019, an increase of $14.3 million or 15.8%. The increase is due primarily to our increase in Comparable Sales and gross margin improvement. Adjusted EBITDA as a percentage of sales decreased to 14.3% in the nine months ended June 27, 2020 compared to 14.3% in the nine months ended June 29, 2019, a decrease of two basis points.

Fiscal Year 2019 Compared to Fiscal Year 2018

Sales

Sales increased to $928.2 million in Fiscal Year 2019 from $892.6 million in Fiscal Year 2018, an increase of $35.6 million or 4.0%. This increase was driven primarily by a $31.9 million increase related to non-Comparable Sales related to acquisitions and higher Comparable Sales of $3.7 million. Comparable Sales increased by 0.4% in Fiscal Year 2019 when compared to the prior year.

Gross Profit and Gross Margin

Gross profit increased to $379.7 million in Fiscal Year 2019 from $357.1 million in Fiscal Year 2018, an increase of $22.6 million or 6.3%. The increase gross profit was primarily the result of an increase in non-Comparable Sales and an increase in gross margin and was partially offset by increased occupancy costs related to non-comparable locations. Gross margin increased to 40.9% in Fiscal Year 2019 compared to 40.0% in Fiscal Year 2018, an increase of 90 basis points. The gross margin increase resulted from pricing adjustments, lower promotional activity, favorable negotiation of vendor agreements, as well as incremental gross profit related to non-Comparable Sales.

Selling, General and Administrative Expenses

SG&A increased to $258.2 million in Fiscal Year 2019 from $241.7 million in Fiscal Year 2018, an increase of $16.5 million or 6.8%. The increase in SG&A was primarily driven by higher labor and other operating expenses related to non-Comparable Sales and higher compensation expense. The increase in SG&A was partially offset by lower acquisition and integration expenses. As a percentage of sales, SG&A increased to 27.8% in Fiscal Year 2019 compared to 27.1% in Fiscal Year 2018, an increase of 74 basis points.

Total Other Expense

Total other expense increased to $106.0 million in Fiscal Year 2019 from $93.4 million in Fiscal Year 2018, an increase of $12.6 million. The increase was primarily driven by higher interest expense on our floating rate debt and a reduction in the fair value of our interest rate cap agreements.

Income Taxes

Income tax expense increased to $14.9 million in Fiscal Year 2019 from $4.9 million in Fiscal Year 2018. The increase in income tax expense and the effective tax rate is related to a higher valuation allowance recorded in the current year due to limitations on interest expense deductibility in accordance with section 163(j) of the Tax Cuts and Jobs Act of 2017. As of September 28, 2019 and September 29, 2018, we recorded a deferred tax asset of $17.9 million and $5.7 million, respectively, and a valuation allowance of $16.8 million and $5.7 million, respectively, related to our interest expense limitation.

Net Income

As a result of the foregoing, net income decreased to $0.7 million in Fiscal Year 2019 from $17.1 million in Fiscal Year 2018, a decrease of $16.4 million.

Adjusted EBITDA

Adjusted EBITDA increased to $160.0 million in Fiscal Year 2019 compared to $151.8 million in Fiscal Year 2018, an increase of $8.2 million or 5.4%. The increase in Adjusted EBITDA primarily related to the incremental sales associated with an increase in our non-Comparable Sales, an improvement in gross margin. Adjusted EBITDA as a percentage of sales increased to 17.2% in Fiscal Year 2019 compared to 17.0% in Fiscal Year 2018, an increase of 23 basis points.

Seasonality and Quarterly Fluctuations

Our business is highly seasonal. In general, sales and earnings are highest during our Fiscal Year third and fourth quarters, which include April through September and represent the peak months of swimming pool use. In Fiscal Year 2019, we generated 76% of our sales and 107% of our Adjusted EBITDA in the third and fourth quarters of our fiscal year. Sales are substantially lower during our fiscal first and second quarters. We have a long track record of investing in our business throughout the year, including in operating expenses, working capital, and capital expenditures related to new locations and other growth initiatives. While these investments drive performance during the primary selling season in our third and fourth fiscal quarters, they have a negative impact during our first and second fiscal quarters.

We experience a build-up of inventory and accounts payable during the fiscal first and second quarters of the year in anticipation of the peak swimming pool supply selling season. We negotiate extended payment terms with certain of our primary suppliers as we receive merchandise in December through March and we pay for merchandise in April through July. As a result of lower sales volumes during our fiscal first and second quarters, we reach peak borrowing during our fiscal second quarter.

The principal external factor affecting our business is weather. Hot weather can increase purchases of chemicals and other non-discretionary products, purchases of discretionary products, and can drive increased activity around installation and repair services we offer. Unseasonably cool weather or significant amounts of rainfall during the peak sales season can reduce chemical consumption in pools and spas and decrease consumer purchases of our products and services. In addition, unseasonably early or late warming trends can increase or decrease the length of the pool season and impact timing around pool openings and closings and, therefore, our total sales and timing of our sales.

We generally open new locations before our peak selling season begins and we close locations after our peak selling season ends. We expect that our quarterly results of operations will fluctuate depending on the timing and amount of sales contributed by new locations.

For discussion regarding the effects seasonality had on our quarterly results of operations in the fourth quarter of Fiscal 2018 through the third quarter of Fiscal 2020, see “—Quarterly Results of Operations” below.

Quarterly Results of Operations

The following table sets forth certain financial and operating information for each of our last eight fiscal quarters. The quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Due to the seasonal nature of our industry, the results of any one or more quarters are not necessarily a good indication of results for an entire fiscal year.

	(unaudited)
	(dollars in thousands)
	Third Quarter of Fiscal 2020	Second Quarter of Fiscal 2020	First Quarter of Fiscal 2020	Fourth Quarter of Fiscal 2019	Third Quarter of Fiscal 2019	Second Quarter of Fiscal 2019	First Quarter of Fiscal 2019	Fourth Quarter of Fiscal 2018
Selected Statements of Operations Data
Sales	$480,037	$126,393	$124,487	$298,219	$406,149	$110,356	$113,480	$282,836
Gross profit	210,655	41,672	41,752	131,313	175,848	35,022	37,558	120,408
Operating income (loss)	111,777	(15,768)	(17,682)	58,937	93,131	(18,935)	(11,545)	52,147
Net income (loss)	71,799	(29,763)	(25,529)	780	856	(681)	(252)	20,321

Selected Other Financial and Operations Data
Number of new and acquired locations	2	—	6	2	4	22	—	2

	(unaudited)
	(dollars in thousands)
	Third Quarter of Fiscal 2020	Second Quarter of Fiscal 2020	First Quarter of Fiscal 2020	Fourth Quarter of Fiscal 2019	Third Quarter of Fiscal 2019	Second Quarter of Fiscal 2019	First Quarter of Fiscal 2019	Fourth Quarter of Fiscal 2018
Number of locations open at end of period	934	932	932	952	956	952	930	940
Comparable Sales Growth(1)	19.4%	13.7%	3.4%	2.5%	1.3%	(7.0)%	(0.9)%	(0.4)%
Gross margin	43.9%	33.0%	33.5%	44.0%	43.3%	31.7%	33.1%	42.6%
Adjusted EBITDA(2)	$120,019	$(7,673)	$(8,003)	$69,913	$102,040	$(10,018)	$(1,932)	$61,245
Adjusted EBITDA as a percentage of sales	25.0%	(6.1)%	(6.4)%	23.4%	25.1%	(9.1)%	(1.7)%	21.7%
Net cash provided by (used in) operating activities	$192,056	$(24,879)	$(81,256)	$15,262	$140,219	$(20,479)	$(77,181)	$38,698
Net cash used in investing activities	$(3,004)	$(6,740)	$(11,920)	$(6,438)	$(8,823)	$(18,133)	$(3,602)	$(4,395)
Net cash provided by (used in) financing activities	$(52,085)	$41,615	$4,215	$(53)	$(51,172)	$32,030	$11,700	$(2,091)
Adjusted Free Cash Flow(3)	$117,014	$(14,413)	$(13,741)	$63,468	$93,193	$(18,555)	$(5,547)	$56,445
Borrowings under ABL Credit Facility	$0	$50,000	$6,300	$0	$0	$47,900	$11,700	$0

(1)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business.”
(2)	The first table below provides a reconciliation from our net income (loss) to Adjusted EBITDA for the last eight fiscal quarters.
(3)	The second table below provides a reconciliation from our net cash provided by operating activities to Adjusted Free Cash Flow for the last eight fiscal quarters.

	(unaudited)
	(dollars in thousands)
	Third Quarter of Fiscal 2020	Second Quarter of Fiscal 2020	First Quarter of Fiscal 2020	Fourth Quarter of Fiscal 2019	Third Quarter of Fiscal 2019	Second Quarter of Fiscal 2019	First Quarter of Fiscal 2019	Fourth Quarter of Fiscal 2018
Net income (loss)	$71,799	$(29,763)	$(25,529)	$780	$856	$(681)	$(252)	$20,321
Depreciation and amortization expenses	6,415	6,853	7,317	7,554	7,284	7,466	8,120	8,269
Interest expense	19,781	23,013	22,719	23,937	25,041	25,729	23,870	25,835
Loss on disposition of assets	16	27	443	1,341	143	87	182	656
Income tax expense (benefit)	19,612	(9,205)	(15,010)	31,176	67,049	(45,256)	(38,114)	7,555
Management fee	1,214	617	1,322	1,810	1,003	896	825	938
Equity-based compensation expense	597	598	597	679	483	503	464	481
Mark-to-market on interest rate cap	—	—	22	48	113	1,177	2,950	(3,045)
Other	585	187	116	2,588	68	61	23	235

Adjusted EBITDA(1)	$120,019	$(7,673)	$(8,003)	$69,913	$102,040	$(10,018)	$(1,932)	$61,245

(1)

Adjusted EBITDA is defined as earnings before interest (including amortization of debt costs), taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, management fees, equity-based compensation expense, mark-to-market on interest rate cap, and special items. Adjusted EBITDA is not a recognized measure of financial performance under GAAP but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies, and accordingly, is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance in isolation from, or as a substitute for, net income (loss), cash flows from operations or cash flow data, all of which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

	(unaudited)
	(dollars in thousands)
	Third Quarter of Fiscal 2020	Second Quarter of Fiscal 2020	First Quarter of Fiscal 2020	Fourth Quarter of Fiscal 2019	Third Quarter of Fiscal 2019	Second Quarter of Fiscal 2019	First Quarter of Fiscal 2019	Fourth Quarter of Fiscal 2018
Net cash provided by (used in) operating activities	$192,056	$(24,879)	$(81,256)	$15,262	$140,219	$(20,479)	$(77,181)	$38,698
Income tax expense (benefit)	19,612	(9,205)	(15,010)	31,176	67,049	(45,256)	(38,114)	7,555
Change in deferred income taxes	(19,662)	9,212	11,172	(13,511)	(62,769)	31,270	45,764	(1,405)
Interest expense	19,781	23,013	22,719	23,937	25,041	25,729	23,870	25,835
Changes in operating assets and liabilities	(92,485)	(5,689)	53,817	9,599	(67,802)	(2,486)	40,825	(6,743)
Amortization of deferred financing costs and debt discounts	(863)	(837)	(848)	(828)	(814)	(799)	(799)	(781)
Provision for doubtful accounts	(219)	(92)	(57)	(168)	(68)	(131)	(95)	(42)
Management fee	1,214	617	1,322	1,810	1,003	896	825	938
Mark-to-market on interest rate cap	—	—	22	48	113	1,177	2,950	(3,045)
Other	585	187	116	2,588	68	61	23	235

Adjusted EBITDA	$120,019	$(7,673)	$(8,003)	$69,913	$102,040	$(10,018)	$(1,932)	$61,245
Less: Purchases of property and equipment	(3,005)	(6,740)	(5,738)	(6,445)	(8,847)	(8,537)	(3,615)	(4,800)

Adjusted Free Cash Flow	$117,014	$(14,413)	$(13,741)	$63,468	$93,193	$(18,555)	$(5,547)	$56,445

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are net cash provided by operating activities and availability under our ABL Credit Facility. Historically, we have funded working capital requirements, capital expenditures, payments related to acquisitions, and debt service requirements with internally generated cash on hand and through our ABL Credit Facility.

Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $148.9 million as of June 27, 2020, $82.1 million as of June 29, 2019, $90.9 million as of September 28, 2019, and $77.6 million as of September 29, 2018. As of June 27, 2020, June 29, 2019, September 28, 2019, and September 29, 2018, we did not have any outstanding borrowings under our ABL Credit Facility. On August 13, 2020, we entered into an agreement to amend our ABL Credit Facility to extend the final maturity to August 13, 2025 and increase our borrowing capacity to $200 million, subject to certain restrictions.

Our primary working capital requirements are for the purchase of inventory, payroll, rent, other facility costs, distribution costs, and general and administrative costs. Our working capital requirements fluctuate during the year, driven primarily by seasonality and the timing of inventory purchases.

Our capital expenditures are primarily related to infrastructure-related investments, including investments related to upgrading and maintaining our information technology systems, ongoing location improvements, expenditures related to our distribution centers, and new location openings. We expect to fund capital expenditures from net cash provided by operating activities.

Based on our growth plans, we believe our cash and cash equivalents position, net cash provided by operating activities and availability under our ABL Credit Facility will be adequate to finance our working capital requirements, planned capital expenditures, and debt service over the next 12 months. In the future, we may also allocate capital toward additional strategic acquisitions. If cash provided by operating activities and borrowings under our ABL Credit Facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance equity or debt financing will be available to us if we need it or, if available, the terms will be satisfactory to us.

As of October 2, 2020, outstanding standby letters of credit totaled $11.6 million and, after considering borrowing base restrictions, we had $125.5 million of available borrowing capacity under the terms of the ABL Credit Facility. As of October 2, 2020, we were in compliance with the covenants under the ABL Credit Facility, the Term Loan, and the Senior Unsecured Notes.

Summary of Cash Flows

A summary of our cash flows from operating, investing, and financing activities is presented in the following table:

	(dollars in thousands)
	Nine Months Ended		Fiscal Year Ended
	June 27, 2020	June 29, 2019	September 28, 2019	September 29, 2018
	(unaudited)
Net cash provided by operating activities	$85,921	$42,559	$57,821	$43,280
Net cash used in investing activities	(21,664)	(30,558)	(36,996)	(40,219)
Net cash used in financing activities	(6,255)	(7,442)	(7,495)	(24,386)

Net increase (decrease) in cash and cash equivalents	$58,002	$4,559	$13,330	$(21,325)

Cash Provided by Operating Activities

Net cash provided by operating activities increased to $85.9 million for the nine months ended June 27, 2020 from $42.6 million for the nine months ended June 29, 2019, an increase of $43.4 million or 101.9%. The increase was primarily driven by a $16.6 million increase in net income, a $14.9 million increase related to changes in operating assets and liabilities, and an increase in non-cash adjustments of $11.9 million. The changes in operating assets and liabilities was driven by changes in working capital, including an increase in accounts payable and accrued expenses primarily related to compensation expense accruals and payment timing for other expenses, lower inventories resulting from higher sales volume in the current year period, lower accounts receivable related to reduced commercial account activity and improved collection of vendor receivables, and an increase in income tax payable. The increase in cash flows related to working capital was partially offset by an increase in prepaid expenses related to our capitalized cloud computing arrangements with certain vendors. The increase in non-cash adjustments primarily related to a change in deferred income taxes.

Net cash provided by operating activities increased to $57.8 million for Fiscal Year 2019 from $43.3 million for Fiscal Year 2018, an increase of $14.5 million or 33.6%. The increase was primarily driven by a $33.3 million increase related to changes in operating assets and liabilities and partially offset by a $16.4 million decrease in net income. The changes in operating assets and liabilities was driven changes in by working capital, including an increase in accounts payable and accrued expenses primarily related to compensation expense accruals and payment timing of rent and other expenses, and an increase in income tax payable.

Cash Used in Investing Activities

Net cash used in investing activities decreased to $21.7 million for the nine months ended June 27, 2020 from $30.6 million for the nine months ended June 29, 2019, a decrease of $8.9 million. The decrease in net cash used in investing activities relates to fewer new locations and a reduction in investments related to acquisitions in the current year period. Our net cash used in investing activities related to the acquisitions included $6.2 million in the nine months ended June 27, 2020 and $9.6 million in the nine months ended June 29, 2019.

Net cash used in investing activities decreased to $37.0 million for Fiscal Year 2019 from $40.2 million for Fiscal Year 2018, a decrease of $3.2 million. The decrease in net cash used in investing activities relates to fewer new locations and a reduction in investments related to the acquisitions in the current year period. Our net cash used in investing activities related to acquisitions included $9.6 million in Fiscal Year 2019 and $11.8 million in Fiscal Year 2018.

Cash Used in Financing Activities

Net cash used in financing activities decreased to $6.3 million for the nine months ended June 27, 2020 from $7.4 million for the nine months ended June 29, 2019, a decrease of $1.2 million. Net cash used in financing activities during the periods primarily relates to mandatory payments on our Term Loan.

Net cash used in financing activities decreased to $7.5 million for Fiscal Year 2019 from $24.4 million for Fiscal Year 2018, a decrease of $16.9 million. The decrease in net cash used in 2019 is primarily the result of fewer mandatory payments on our Term Loan during year.

Contractual Obligations and Other Commitments

The following table summarizes our contractual cash obligations as of June 27, 2020:

	Payments Due By Period
(in millions)	Total	Remainder of 2020	2021	2022	2023	2024	Thereafter
ABL Credit Facility (1)	$3.8	$0.2	$0.8	$0.8	$0.8	$0.8	$0.7
Term Loan	815.3	4.2	8.3	8.3	794.5	—	—
Senior Unsecured Notes	390.0	—	—	—	—	390.0	—
Letters of credit	11.6	—	11.6	—	—	—	—
Operating lease obligations (2)	248.7	17.2	66.0	56.7	44.6	31.8	32.3
Purchase commitments (3)	346.2	19.7	106.6	72.2	65.4	48.4	33.9
Total	$1,815.6	$41.2	$193.3	$138.0	$905.3	$470.9	$66.9

(1)	We are required to pay a commitment fee of 0.375% based on the unused portion of the ABL Credit Facility.

(2)

Operating lease obligations relate to our stores, office, distribution, and manufacturing facilities. All of these obligations require cash payments to be made by us over varying periods of time. Certain leases are renewable at our option for periods of one to ten years and certain of these arrangements are cancelable on short notice while others require payments upon early termination.

(3)

Purchase obligations include all legally binding contracts and primarily relate to firm commitments for inventory purchases. The table above includes amounts related to additional purchase commitments entered into during August and September 2020 related to inventory. Purchase orders that are not binding agreements are excluded from the table above.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 27, 2020.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and notes to consolidated financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.

Vendor Rebates

Many of our vendor arrangements provide for us to receive specified amounts of consideration when we achieve various measures. These measures generally relate to the volume of purchases from our vendors. We account for vendor rebates as a reduction of the cost of product and therefore a reduction of inventory until we sell the product, at which time we recognize such consideration as a reduction of cost of merchandise and services sold. For certain arrangements, we estimate the amount earned based on our latest projection of total purchases. We update our estimates each period to reflect actual purchase levels and any changes to our projection of total purchases.

Goodwill and Other Intangibles

We review goodwill and indefinite lived intangible assets for impairment annually or on an interim basis whenever events or changes in circumstances indicate the fair value of such assets may be below their carrying amount.

For goodwill, we may first make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. The qualitative impairment assessment includes considering various factors including macroeconomic conditions, industry and market conditions, cost factors, and any reporting unit specific events. If it is determined through the qualitative assessment that the reporting unit’s fair value is more likely than not greater than its carrying value, the quantitative impairment assessment is not required. If the qualitative assessment indicates it is more likely than not that the reporting unit’s fair value is not greater than its carrying value, we must perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare the fair value of the reporting unit to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss.

Similar to our test for impairment of goodwill, we may first make a qualitative assessment of whether it is more likely than not that an indefinite lived intangible assets’ fair value is less than its carrying value to determine whether it is necessary to perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare their estimated fair values to their carrying values. We would recognize an impairment charge when the estimated fair value of the indefinite lived intangible asset is less than its carrying value. We annually evaluate whether the trade names continue to have an indefinite life.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets, including the benefit of net operating loss and tax credit carryforwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if it is deemed more likely than not that such assets will not be realized. We consider several factors in evaluating the realizability of our deferred tax assets, including the nature, frequency and severity of recent losses, the remaining years available for carryforwards, changes in tax laws, the future profitability of the operations in the jurisdiction, and tax planning strategies.

The ultimate realization of deferred tax assets can be dependent upon the generation of future taxable income during the periods in which the associated temporary differences became deductible. On a quarterly basis, we evaluate whether it is more likely than not that our deferred tax assets will be realized in the future and conclude whether a valuation allowance must be established.

Self-Insurance

We are self-insured for certain losses related to health, workers’ compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our liability exposure. Liabilities associated with these losses are estimated in part by considering historical claim experience, industry factors, severity factors and other assumptions. We review and update these reserves on a quarterly basis.

Inventory Valuation

Inventories consist of merchandise held for sale and are stated at the lower of cost and net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recorded in cost of merchandise and services sold in our consolidated statement of operations as a loss in the period in which it occurs. We provide provisions for losses related to inventories based on historical purchase cost, selling price, margin, and current business trends. The estimates have calculations that require us to make assumptions based on the current rate of sales, age, salability of inventory, and profitability of inventory, all of which may be affected by changes in our merchandising mix and consumer preferences. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions we use to calculate our inventory provisions. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to losses or gains that could be material. We review and update these reserves on a quarterly basis.

Recently Issued and Adopted Accounting Standards

See Note 2 of “Notes to the Condensed Consolidated Financial Statements” included in this Form S-1 for details.

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our borrowings, which carry variable interest rates. Our borrowings include our ABL Credit Facility, Term Loan, and Senior Unsecured Notes. Our ABL Credit Facility provides for revolving loans of up to $200.0 million, with a sub-commitment for issuance of letters of credit of $25.0 million. Because our borrowings bear interest at a variable rate, we are exposed to market risks relating to changes in interest rates. As of June 27, 2020, we had $815.3 million and $390.0 million of outstanding variable rate loans outstanding under our Term Loan and Senior Unsecured Notes, respectively, and no outstanding variable rate debt under our ABL Credit Facility. Based on our June 27, 2020 variable rate loan balances, an increase or decrease of 1% in the effective interest rate would cause an increase or decrease in interest cost of approximately $12.1 million over the next 12 months. We have entered into interest rate cap agreements to manage interest rate risk. Such agreements cap the borrowing rate on variable debt to provide a hedge against the risk of rising rates. At June 27, 2020, September 28, 2019, and September 29, 2018, we had two interest rate cap agreements with total notional amount of $750 million (the “Cap Agreements”) to mitigate the impact of fluctuations in the three-month LIBOR and effectively cap the LIBOR applicable to our variable rate debt at a rate of 3.00%. The four-year Cap Agreements reset and settle quarterly through March 31, 2021. Fluctuations in the market value of the Cap Agreements are recorded in “Other income and expenses” on our Consolidated Statements of Operations.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. We actively manage the impact of inflation, including tariffs, through strong relationships with our diverse supplier base, vendor negotiation, and price and promotion management. We also strategically invest through inventory purchases in order to obtain favorable pricing ahead of any vendor price increases. As a result, we believe we have an ability to mitigate any negative impacts of inflation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Internal Control over Financial Reporting

We are not currently required to comply with Section 404(b) of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the Fiscal Year ending October 2, 2021. We would be required to comply with the independent registered public accounting firm attestation requirement in the event that we are deemed to be a large accelerated filer or an accelerated filer. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal controls. Once our management’s report on internal controls is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent registered public accounting firm may identify additional issues concerning internal controls while performing their audit of internal control over financial reporting.

BUSINESS

Our Mission

We are committed to continuing our legacy as the most trusted authority in pool and spa care. Through our consumer-centric approach, we provide an unparalleled experience for all consumers across all channels, supported by leading product innovation, expert knowledge, and exceptional service.

Our Company

We are the largest and most trusted direct-to-consumer brand in the nearly $11 billion U.S. pool and spa care industry, serving residential, professional, and commercial consumers. Founded in 1963, we are the only direct-to-consumer pool and spa care brand with national scale, operating an integrated marketing and distribution ecosystem powered by a physical network of 934 branded locations and a robust digital platform. We command a market-leading share of nearly 15% of residential aftermarket product spend, our physical network is larger than the sum of our twenty largest competitors, and our digital market share is estimated to be greater than five times as large as that of our largest digital competitor. We offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie’s, as well as certified installation and repair services, all of which are essential to the ongoing maintenance of pools and spas. Our dedicated team of more than 5,000 associates, pool and spa care experts, and experienced service technicians are passionate about empowering our consumers with the knowledge, products, and solutions necessary to confidently maintain and enjoy their pools and spas. Over the last five years, we have spent more than $70 million in foundational investments across new technologies and capabilities focused on transforming our consumer experience and advancing our industry leadership. The unprecedented scale of our integrated marketing and distribution ecosystem, which is powered by our direct-to-consumer network, uniquely enables us to efficiently reach and service every pool and spa in the continental United States—capabilities no competitor can match.

The aftermarket pool and spa care industry is one of the most fundamentally attractive consumer categories given its scale, predictability, and growth outlook. Since 1970, when industry market data was first collected, the market has demonstrated consistent growth due to the non-discretionary nature of ongoing water treatment to maintain safe, sanitized water. Without proper ongoing maintenance, water quality quickly degrades, yielding unsafe conditions and risking equipment failure. As a result, each pool and spa represents an annuity-like stream of chemical, equipment, and service revenue for their average life span of over 25 years. We estimate the average in-ground pool owner spends $24,000 or more on maintenance products and services over the life of a pool. According to P.K. Data, the U.S. market is comprised of a growing installed base of more than 14 million pools and spas. The industry generated revenue of nearly $11 billion and grew at a 3.8% CAGR from 2015 to 2019.

The industry is currently experiencing a significant increase in demand, as the COVID-19 pandemic has accelerated secular trends in consumer behavior. Consumers are increasingly focused on outdoor living, healthy lifestyles, sanitization and safety, migrating to lower density communities, and spending more time at home, all of which are fundamentally changing their spending patterns. In particular, the stay-at-home reality of the pandemic has led to significant growth in new pool installations and pool usage. Based on research performed by P.K. Data, new pool permit activity through July 2020 has grown by 32% over the comparable period in 2019 and is forecasted to achieve unprecedented year-over-year growth in new pool installations in 2020. This significant increase in new pool construction activity represents a permanent increase in demand for aftermarket products and services. Nearly 200,000 new pools are expected to be constructed in 2020 and 2021, representing nearly $5 billion in estimated lifetime maintenance spend. While our business is not dependent on new pool construction, we believe we are uniquely positioned to capture a meaningful portion of the related aftermarket spend.

Given we play primarily in the aftermarket business, we have a highly predictable, recurring revenue model, which is evidenced by our 57 consecutive years of sales growth. More than 80% of our assortment is comprised of non-discretionary products essential to the care of residential and commercial pools and spas. Our assortment includes chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products. As important, we offer essential services, such as equipment installation and repair for residential and commercial consumers. Consumers receive the benefit of extended vendor warranties when purchasing product through our locations or when our certified in-field technicians install or repair equipment on-site. We also offer complimentary, commercial-grade in-store water testing and analysis via our proprietary AccuBlue® system, which increases consumer engagement, conversion, basket size, and loyalty, resulting in higher lifetime value. Our water treatment expertise is powered by data and intelligence accumulated from the more than 40 million water tests we have performed over 57 years, positioning us as the most trusted water treatment service provider in the industry. Due to the non-discretionary nature of our products and services, our business has historically delivered strong, uninterrupted growth and profitability in all market environments, including the Great Recession and the COVID-19 pandemic. Our growth has recently accelerated, and for the nine months ended June 27, 2020, our sales have increased 16.0% over the prior-year period.

57 Years of Leadership and Disruptive Innovation in Pool & Spa Care

Since our founding in 1963, we have been the leading innovator in our category and have provided our consumers with the most advanced pool and spa care available. As we have scaled, we have leveraged our competitive advantages to strategically reinvest in our business to develop new value-added capabilities that allow us to meet the needs of any pool and spa owner, whether they care for their pool or spa themselves or rely on a professional, whatever the nature of their need may be, and however they wish to engage with us.

Legacy of Innovation

Over our 57-year history, we have introduced innovative ways to serve pool and spa owners and the professionals who care for their pools and spas.

Owned and Exclusive Brands.    Since our inception in 1963, we have offered a portfolio of owned and exclusive brands. We continue to expand our selection of exclusive offerings through innovation, most recently with the launch of the Jacuzzi® and our RightFit® brands in 2016. Our exclusive brands and products account for approximately 55% of total sales and 80% of chemical sales. These proprietary brands and custom-formulated products are only available through our integrated platform and offer professional-grade quality to our consumers, while allowing us to achieve higher gross margins relative to sales of third-party products.

Complimentary and Proprietary Water Testing.    We pioneered complimentary in-store water testing, and over the course of our history have conducted more than 40 million tests, which has helped us establish relationships, cultivate loyalty, and drive attractive lifetime value with our consumers as they rely on us for their water treatment needs. We have found that consumers who regularly test their water with us spend approximately 2.5x more with us per year than other consumers, and we believe that these consumers experience significantly fewer days where their pools are out of commission.

Complimentary In-Store Repair.    We provide complimentary in-store equipment repair, which we offer to all consumers with the purchase of Leslie’s replacement parts. Over the last fifteen years, we have conducted more than one million in-store repairs.

In-Field Services.    We employ the industry’s largest in-field service network, consisting of more than 200 pool and spa care service professionals who have the expertise to provide essential, on-site equipment installation and repair services for residential and commercial consumers throughout the continental United States.

Loyalty Program.    In 2014, we launched the industry’s first loyalty program, which helps track loyalty members’ water treatment history and prescriptions and rewards them for shopping with us. As of June 27, 2020, our loyalty program has more than 3.2 million active members, up more than 50% from 2.1 million active members as of September 2018. For the nine months ended June 27, 2020, our loyalty members represented more than 70% of total sales. Our loyalty members spend twice as much with us on average compared to our other consumers.

Professional Market.    In 2015, we made the strategic decision to resource this channel and accelerate our sales growth to professional consumers. Through acquisitions, technology investments, and increased utilization of our integrated network, we drove a 23% sales CAGR through Fiscal Year 2019. Our differentiated go to market model includes over 930 convenient locations including dedicated Leslie’s PRO locations in certain markets, extended operating hours, expansive product offering through our online platforms, multiple fulfillment capabilities, and the ability to provide pool professionals with referrals to residential consumers. Despite our strong growth, our penetration in the professional market remains modest with an estimated market share of less than 10%.

Leslie’s Evolution in the Digital World

Over the last five years, we have spent more than $70 million investing in new service offerings and digital capabilities that have modernized how consumers take care of their pools and spas.

Digital Network.    We have built the largest digital presence in the industry. Our complementary platform of branded proprietary e-commerce websites and marketplace storefronts allows us to seamlessly serve the needs of all digital consumers through curated pricing and targeted merchandising strategies. Our digital network is strategically designed to maximize total profitability. In addition to our owned e-commerce websites, a significant portion of our digital sales take place through online marketplaces. In all, our digital sales have grown at a CAGR of more than 40% between Fiscal Year 2015 and Fiscal Year 2019, and represent 26% of our total sales for the last twelve months ended June 27, 2020, up from 8% in Fiscal Year 2015.

Mobile App.    In 2018, we introduced a custom-designed mobile app that allows consumers to create a personalized pool profile, sync in-store prescriptions, and monitor the performance of at-home water tests. As of August 2020, the mobile app has more than 500,000 downloads and an average user rating of 4.6/5.0. In the last year, the average active mobile app user completed 93% more transactions and spent 86% more with us than the average non-mobile app user. We plan to continue enhancing this critical element of our network by introducing new features, including transaction capabilities. The next version of our mobile app is scheduled to launch by the end of calendar year 2020.

Consumer-Centric Integrated Ecosystem.    We architected a consumer-centric integrated ecosystem comprised of our physical network of more than 930 locations and robust, data-driven digital platform. Over the last two years, we have invested in new capabilities, including global inventory visibility, BOPIS, BORIS, and SFS, each of which will come online in 2021. With our integrated physical and digital network, we will have the unique advantage of being able to reach all consumers in the continental United States in less than 24 hours, whether they are homeowners, pool and spa professionals, or commercial pool operators, whenever, wherever, and however they prefer to shop.

AccuBlue® Water Testing & Prescription Service.    In January 2020, we launched our AccuBlue® in-store water testing device and enhanced water testing experience. AccuBlue®, which features exclusive and proprietary software that incorporates our 57 years of accumulated water treatment expertise, automates and gamifies the water testing experience, driving enhanced accuracy, higher throughput, greater consumer engagement, and increased consumer adherence to prescription recommendations. Locations that have been equipped with AccuBlue® are growing sales at a faster rate than our other locations, supported by an increase in number of water tests performed, an improved conversion rate, and an increase in number of products prescribed per test which has resulted in greater units per transaction. By the end of calendar year 2020, we expect to make AccuBlue® available at all of our locations.

Highly Experienced and Visionary Management Team.    Over the last five years, we have built a diverse, multi-disciplinary management team to drive our consumer-first, digitally enabled growth. Since 2018, four of our eight senior leaders have joined our organization, bringing new expertise and capabilities that are highly complementary and synergistic with our core industry expertise that we have accumulated over decades.

Innovating the Future of Pool and Spa Care

As we look forward, we are committed to better serving our digital-first consumer by introducing an expanded portfolio of connected pool and spa products and services. We believe that we are uniquely positioned to leverage our market leadership to continue to disrupt the pool and spa care category and further distance ourselves from our competition.

AccuBlue HomeTM Subscription.    We are actively developing new technologies that seek to fundamentally change the way all consumers, whether a novice or an expert, care for their pools and spas. Through a new AccuBlue Home TM subscription offering, we will leverage our proprietary water diagnostics software to convert on-demand test results into actionable prescriptions and treatment plans tailored to the specific size and conditions of a consumer’s pool or spa, which we can seamlessly and automatically fulfill through our integrated network.

Certified Pool Maintenance Offering.    We are assembling a strategic network of qualified pool professionals to extend the Leslie’s brand into on-site water maintenance, completing our suite of service offerings in the residential pool ecosystem.

Ongoing R&D.    We continue to leverage our intellectual property and differentiated strategic position to be the innovator and disruptor in our industry. We plan to strategically reinvest in our business and bring to market new products and services that will continue to improve our ability to serve our consumers and win in the marketplace. In addition to our internal efforts, as the most recognized and trusted authority in the industry with the most direct access and deepest relationships with pool and spa owners, we continue to receive unsolicited opportunities from third parties to commercialize and introduce to the market new products and services on an exclusive basis.

Recent Financial Performance

Our compelling financial profile is characterized by consistent growth, strong profitability, and high cash flow generation.

Comparing the last twelve months ended June 29, 2019 and the last twelve months ended June 27, 2020, we achieved the following results:

•	Increase in sales from $912.8 million to $1,029.1 million, representing year-over-year growth of 12.7%;

•	Comparable Sales Growth of 11.5% for the last twelve months ended June 27, 2020;

•	Increase in operating income from $114.8 million to $137.3 million, representing year-over-year growth of 19.6%;

•	Increase in Adjusted EBITDA from $151.3 million to $174.3 million, representing year-over-year growth of 15.1%;

•	Increase in Adjusted Free Cash Flow from $125.5 million to $152.3 million, representing year-over-year growth of 21.3%; and

•	Increase in Adjusted Free Cash Flow Conversion from 83.0% to 87.4%, representing year-over-year increase of 446 basis points.

Comparing the nine months ended June 29, 2019 and June 27, 2020, we achieved the following results:

•	Increase in sales from $630.0 million to $730.9 million, representing year-over-year growth of 16.0%;

•	Comparable Sales Growth of 15.5% for the nine months ended June 27, 2020;

•	Increase in operating income from $62.7 million to $78.3 million, representing year-over-year growth of 25.0%;

•	Increase in Adjusted EBITDA from $90.1 million to $104.3 million, representing year-over-year growth of 15.8%;

•	Increase in Adjusted Free Cash Flow from $69.1 million to $88.9 million, representing year-over-year growth of 28.6%; and

•	Increase in Adjusted Free Cash Flow Conversion from 76.7% to 85.2%, representing year-over-year increase of 847 basis points.

[1]

LTM is defined as last twelve months. “LTM Q3 2019” refers to the four-quarter period ended June 29, 2019. “LTM Q3 2020” refers to the four-quarter period ended June 27, 2020. “YTD Q3 2019” refers to the three-quarter period ended June 29, 2019. “YTD Q3 2020” refers to the three-quarter period ended June 27, 2020. We regularly compute and review our key GAAP and non-GAAP measures on a last twelve months basis as it is used by management and our board of directors to assess our financial performance. Measures calculated on an LTM basis are also frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. All financial measures presented on an LTM basis above have been derived from our consolidated financial statements and related notes which are included elsewhere in this prospectus. For a reconciliation of our key non-GAAP measures to their most comparable U.S. GAAP measures, see section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business.”

Our Competitive Strengths

We believe that the following competitive strengths have been key drivers of our success to date, and strategically position us for continued success.

Undisputed direct-to-consumer market leader in the aftermarket pool and spa care industry, with industry-leading brand recognition and loyalty.

For 57 years, we have been dedicated to addressing our consumers’ pool needs so they can spend less time maintaining and more time enjoying their pools. We are the undisputed direct-to-consumer market leader and most trusted brand in the aftermarket pool and spa care industry, having served nearly 1-in-3 pool owners in the past year alone. The remainder of the industry is highly fragmented across both offline and online providers. We command a market-leading share of nearly 15% of residential aftermarket product spend, our physical network is larger than the sum of the next twenty largest competitors, and our digital market share is estimated to be greater than five times as large as that of our largest digital competitor. We measure the size of our physical network in terms of number of physical locations. Similarly, we calculate the sum of our twenty largest competitors as the sum of the number of physical locations operated by our competitors. Additionally, we estimate our share of digital traffic to be greater than 60%.

We believe that our history, scale, and consumer-centric approach have contributed to industry-leading brand awareness and consumer affinity metrics. We have the highest aided and unaided awareness in the aftermarket pool and spa care industry, which as of August 2020, was 3.5x the unaided awareness of the next closest specialty competitor. Further, as a result of our consumer-centric approach, we have a Voice of Customer (VoC) score of 75% based on our regular surveys of our consumer file, which demonstrates our consumers’ strong affinity for our brand.

Direct relationships with more than 11 million pool and spa owners and professionals, generating durable, annuity-like economics.

We are the only national pool and spa care brand that has a direct relationship with pool and spa owners and the professionals who serve them. Across our integrated platform, we have a total file of approximately 11 million consumers, of which approximately 5.5 million are active consumers who rely on us for their ongoing pool and spa care needs. Through our team of highly trained pool and spa experts, we offer sophisticated product recommendations and other expert advice, which cultivates long-standing relationships with our consumers. The comprehensive nature of our product and service offering eliminates the need for consumers to leave the Leslie’s ecosystem, driving exceptional retention with annuity-like economics. We define “direct relationships” as the number of unique customers for whom we have a mailing address, a phone number, or an email address. We define “active consumers” as consumers who transacted with us during the 18-month period ended June 12, 2020.

In 2014, we launched our loyalty membership program to further deepen our consumer relationships. The program, which now serves more than 3.2 million active consumers, allows members to save, earn, and redeem via discounts, points, and rewards. We track consumer preferences, order frequency, and pool profiles in order to curate and enhance our recommendations and promotions, anticipate product demand, and track lifetime value to better incentivize our loyalty members. In the nine months ended June 27, 2020, our loyalty program represented more than 60% of all transactions and more than 70% of total sales. On average, a loyalty member spends twice as much with us per year than a non-loyalty member.

Consumer-centric connected ecosystem for all pool and spa owners and the professionals who serve them using proprietary, leading brands across all channels.

Over the last 57 years, we have built the most extensive and geographically diverse pool and spa care network in the United States, consisting of three formats: Residential, Professional (PRO), and Commercial. Our locations are strategically located in densely populated areas mainly throughout the Sunbelt, including California, Arizona, Texas, and Florida. Across our physical network, we employ a team of approximately 4,000 associates, including pool and spa care experts and service technicians, who act as solution providers to all of our consumers, including both DIY and DIFM pool owners as well as pool professionals.

As the world has become more digitally focused, and consumers increasingly demand “smart” home-enabled options, we have focused on architecting the industry-leading integrated digital platform of proprietary e-commerce websites designed to serve our residential, professional, and commercial consumers. Our proprietary e-commerce websites serve digital consumers through curated pricing and targeted merchandising strategies. In addition to our owned e-commerce websites, we are the leading partner for Amazon in the pool category, and accounted for more than 40% of Amazon’s estimated pool and spa care business in the twelve-month period ended June 27, 2020. As a result of our strategic investments in digital, we are uniquely positioned to serve our consumers with cross-channel capabilities and capture incremental online demand from new consumers while growing the total profitability of the network.

Comprehensive assortment of proprietary brands with recurring, essential, superior product formulations, and trusted, solution-based services for all consumers.

We offer a comprehensive product assortment, consisting of more than 30,000 products across chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related categories. More than 80% of our product sales are non-discretionary and recurring in nature; these products are critical to the ongoing maintenance of pools and spas. In addition, approximately 55% of our total sales and 80% of our chemical sales are derived from proprietary brands and custom-formulated products, which allows us to create an entrenched consumer relationship, control our supply chain, and capture attractive margins. Consumers choose our exclusive, proprietary brands and custom-formulated products for their efficacy and value, a combination that we believe cannot be found elsewhere.

We pair our comprehensive assortment with differentiated in-store and on-site service offerings. We pioneered the complimentary in-store water test and resulting pool or spa water prescription, which has driven consumer traffic and loyalty, and has created a “pharmacist-like” relationship with our consumers. Through innovation, we recently introduced significant upgrades to our water testing capabilities with the launch of our AccuBlue® platform. The AccuBlue® testing device screens for nine distinct water quality criteria. Our in-store experts leverage our proprietary water diagnostics software engine to offer our consumers a customized prescription and treatment plan using our comprehensive range of exclusive products, walking them through product use sequencing step-by-step. These detailed and sophisticated treatment algorithms are supported by our differentiated water treatment expertise built over decades. We have found that consumers who regularly test their water with us spend approximately 2.5x more with us per year than other consumers, underscoring the importance of this acquisition and retention vehicle. We also employ the industry’s largest network of in-field technicians who perform on-site evaluations, installation, and repair services for residential and commercial consumers.

Attractive financial profile characterized by consistent, profitable growth, and strong cash flow conversion offering multiple levers to drive shareholder value.

We have delivered 57 consecutive years of sales growth, demonstrating our ability to deliver strong financial results through all economic cycles. Our growth has been broad based across residential pool, residential spa, professional pool, and commercial pool consumers and has been driven by strong retention and profitable acquisition of sticky, long-term consumer relationships. Due to our scale, vertical integration, and operational excellence, we maintain high profitability; for the last twelve months ended June 27, 2020, we delivered Adjusted EBITDA margins of 16.9%. Due to our low maintenance capital intensity, we generate significant cash flow; for the last twelve months ended June 27, 2020, we generated $152 million of Adjusted Free Cash Flow and 87.4% of Adjusted Free Cash Flow Conversion. As a result of our attractive financial profile, we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder value through various operating and financial strategies.

Highly experienced and visionary management team that combines deep industry expertise and advanced, direct-to-consumer capabilities.

Our strategic vision and culture are directed by our executive management team under the leadership of our Chief Executive Officer, Michael R. Egeck, our Executive Vice President and Chief Financial Officer, Steven M. Weddell, and our Executive Chairman, Steven L. Ortega. Mr. Egeck joined us in 2020 from PSEB Group, the operating company for Eddie Bauer and PACSUN, and brings significant multi-brand platform experience, as well as a proven track record of transforming businesses into next generation brands. Mr. Weddell joined us in 2015 as Executive Vice President, Chief Financial Officer, Secretary and Treasurer. Prior to joining Leslie’s, Mr. Weddell served as a Managing Director at Goldman, Sachs & Co. Mr. Ortega joined us in 2005 as Chief Financial Officer and was promoted to Chief Operating Officer in March 2014, President in May 2015, and Chief Executive Officer in 2017. Prior to Leslie’s, Mr. Ortega served as Executive Vice President and Chief Financial Officer for BI-LO LLC and Vice President, Finance for American Stores Company. Our management team is uniquely capable of executing upon our strategic vision and successfully continuing to create long-term shareholder value.

Our Growth Strategies

We believe we are well positioned to drive sustainable growth and profitability over the long-term by executing on the following strategies:

Increase spend from existing, acquire new, and reactivate lapsed residential consumers.

We currently capture between 40% and 50% of our consumers’ total aftermarket product spend according to a recent survey. While this represents the highest share in the category, we believe we have a significant opportunity to further increase spend and drive higher lifetime value. We plan to do this by executing on the following strategies:

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Increase loyalty membership penetration and introduce program upgrades.    We plan to continue to market our loyalty program in-store and online to convert more of our consumers to loyalty members. In addition, we are in the process of enhancing our loyalty program to offer more value-added features and further drive member engagement. We will explore opportunities to drive interest by selectively offering special incentives and rewards as well as introducing new value-added features. We believe these initiatives will drive higher transaction frequency and basket size, which will result in increased category spend and higher lifetime value with existing consumers.

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Enhance retention marketing.    While we have historically been satisfied with our consumer retention metrics, we believe there is opportunity to drive even greater retention. We plan to do this by more actively leveraging our consumer database to personalize the consumer experience with targeted messaging and product recommendations.

We currently serve an active file of approximately 5.5 million residential consumers, which represents approximately one-third of the estimated total addressable market of pool and spa owners. We believe we have significant opportunity to acquire new residential consumers and reactivate lapsed residential consumers, which we plan to do by executing on the following strategies:

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Acquire or reactivate consumers via optimized marketing strategy.    Despite our leading brand awareness, we believe we have a sizeable opportunity to grow by serving the 2-in-3 pool and spa owners in our market who do not actively shop with us today. We plan to accelerate our acquisition of these potential new or reactivated consumers and, at the same time, reduce consumer acquisition cost by shifting our marketing mix toward more efficient digital and social channels.

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Expand our product and service offering.    We plan to expand our offering by introducing new and innovative products and services in our existing categories and by expanding into adjacent categories. Specifically, we believe there is an opportunity with products targeted to spa owners, who have historically been underserved.

Grow additional share in the professional market.

We believe we have a significant opportunity to grow our sales with pool care professionals, who individually spend more than 25x more than residential consumers on pool supplies and equipment.

We plan to expand our physical network of PRO locations, which specifically cater to pool professionals, by opening new locations and selectively remodeling existing residential locations. We believe there is significant whitespace opportunity to operate more than 200 total PRO locations, and we plan to opportunistically open or convert several PRO locations in the near team. We also plan to assemble an affiliated network of qualified pool professionals to extend the Leslie’s name into water maintenance. We believe that this initiative represents a natural adjacency and will resonate with existing residential consumers as well as help attract new residential consumers.

Utilize strategic M&A to consolidate share and further enhance capabilities.

The aftermarket pool and spa industry remains highly fragmented, which offers attractive opportunities to utilize strategic M&A to drive consolidation. We have historically used, and plan to continue to use, strategic acquisitions to obtain consumers and capabilities in both new and existing markets. We believe that we are the consolidator of choice in the industry, and we will continue to focus on acquiring high quality, market-leading businesses with teams, capabilities, and technologies that uniquely position us to create value by applying best practices across our entire physical and digital network to better serve new and existing consumer types.

Continue to introduce disruptive innovation.

Currently there is no existing integrated pool ecosystem that effectively automates pool maintenance. As the Internet of Things wave continues, we believe consumers will seek the convenience of “smart” home functionality in more facets of their daily lives.

We plan to continue to augment and expand our water testing, maintenance prescription, and product distribution ecosystem to strengthen our relationships with our consumers. As part of this, we are actively developing a new breakthrough device and introducing a new subscription service that leverages our proprietary pool software and AccuBlue® brand equity to provide a comprehensive, guided solution for pool care, coupled with a distribution network to deliver the products that consumers need when they need them. We believe this new technology will provide us with a natural opportunity to offer consumers a convenient subscription or on-demand service, personalized for their specific pool and equipment profile.

Our Industry

We operate in the large and growing aftermarket pool and spa care industry, which we believe is among the most highly predictable, recurring, and defensible consumer markets. The industry broadly is comprised of: (i) chemicals; (ii) equipment, parts, and accessories; and (iii) services. According to leading research firms, the industry generated revenue of nearly $11 billion in 2019 and grew at a 3.8% CAGR from 2015 to 2019.

The U.S. market is comprised of an installed base of more than 14 million pools and spas according to P.K. Data. Once a new pool or spa is installed, it requires ongoing maintenance, which creates perpetual demand for maintenance products over the life of that pool or spa. We estimate the average in-ground pool owner spends $24,000 or more on maintenance products and services over the life of a pool. In the last ten years, the average age of existing in-ground residential pools has increased from approximately 19 years to approximately 22 years; as the installed base continues to age, we expect there to be increasing demand from consumers for aftermarket parts and service to maintain their pools.

The industry is currently experiencing a seismic shift in demand due to secular trends in consumer behavior that have been accelerated by the COVID-19 pandemic. Consumers are increasingly adopting healthier lifestyles and a heightened sense of sanitization and safety, while migrating to lower density communities and spending more time at home and outdoors. Based on research performed by P.K. Data, new pool permit activity through July 2020 has grown by 32% compared to 2019 and is forecasted to drive unprecedented year-over-year growth in new pool installations. Nearly 200,000 new pools are expected to be constructed in 2020 and 2021, representing nearly $5 billion in estimated lifetime maintenance spend.

While we benefit from the growth in the installed base, our business is not dependent on new pool construction activity and can generate strong growth from a fixed installed base through increased pool usage and maintenance needs.

Our Consumers

We strategically serve all consumers within the aftermarket pool and spa care industry including Residential Pool, Residential Spa, Professional Pool, and Commercial Pool consumers.

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Residential Pool.    The residential pool market consists of 8.5 million pools representing a total aftermarket sales opportunity of $6.1 billion. Within this market, DIY aftermarket spend represents roughly 70% of total spend while DIFM services represent approximately 30% of total spend. We serve approximately 5.5 million active residential pool consumers. Many of these consumers visit our locations on a regular basis to conduct water testing, seek expert pool advice, and purchase products as well as utilize our integrated digital platforms.

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Residential Spa.    The residential spa market consists of nearly 5.5 million spas or hot tubs representing a $0.7 billion aftermarket sales opportunity for chemicals and equipment. Including the $1.1 billion market for new spas, residential spa represents a total addressable market of approximately $1.8 billion. We serve nearly 320,000 active residential spa consumers.

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Professional Pool.    The professional pool market consists of nearly 45,000 professionals who spend an estimated $23,000 on chemicals and equipment per year on average, representing a total sales opportunity of more than $650 million. We serve nearly 20,000 active professional pool consumers who specialize in pool maintenance and equipment repair for DIFM homeowners, businesses, and government entities. We provide pool professionals access to wholesale pricing across our integrated network.

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Commercial Pool.    The commercial pool market consists of more than 250,000 pools representing a total aftermarket sales opportunity of $2 billion. We serve nearly 60,000 active commercial pool consumers, including operators of hotels, motels, apartment complexes, and water parks.

Our Product and Service Offering

We offer a comprehensive assortment of more than 30,000 products across chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness related products. More than 80% of our assortment is comprised of essential and non-discretionary products that are needed by residential and professional consumers to care for pools and spas. The vast majority of our assortment features non-discretionary products that are shelf-stable and generally not prone to either obsolescence or shrinkage, which could occur from changing technology or consumer buying habits. As the trusted one-stop destination for all aftermarket pool and spa needs, we provide an extensive and highly differentiated product offering. We aim to fulfill the needs of our residential, professional, and commercial consumers with our comprehensive assortment, in-stock inventory, and product selection across a broad range of premium third-party and proprietary brands.

[1]	“LTM Q3 2020” refers to the last twelve months ended June 27, 2020.
[2]

“Other” includes all sales related to certain acquired businesses where detailed information is not available on a consistent basis. Sales included in “Other” may be associated with other classifications presented in this chart.

Since our inception in 1963, we have offered a growing portfolio of owned and exclusive brands, including the launch of the Jacuzzi® and our RightFit® brands in 2016. Our exclusive brands and products account for approximately 55% of total sales and 80% of chemical sales. Our premium, exclusive and broad assortment differentiates us from “commoditized” products offered by big-box retailers and enables us to build strong relationships with our consumers.

In addition to our comprehensive product assortment, we offer critical services, such as complimentary water testing and in-store equipment repair. We also employ the industry’s largest in-field service network, consisting of more than 200 pool and spa care service professionals who have the expertise to provide essential on-site equipment installation and repair services for residential and commercial consumers throughout the continental United States.

Our Integrated Platform

We operate an integrated platform consisting of physical locations, distribution centers, and proprietary e-commerce websites.

The map below reflects our network:

•

Residential Locations.    We serve our residential consumers through 901 residential locations that are strategically located in 37 states. We offer a range of differentiated and innovative in-store and on-site service offerings including our in-store water test. Our residential locations are supported by a team of approximately 4,000 associates, including pool and spa care experts and experienced service technicians, who are committed to decoding pool care for consumers and performing on-site installation and repair services. On average, our residential locations average 3,500 square feet, and have on average 900 in-store SKUs. Our residential locations have service counters through which we also provide products and services to professional consumers. Our residential locations feature relatively modest upfront investment of approximately $300,000, modest ongoing maintenance capital expenditures, and achieve strong performance levels by year four, including sales of $525,000, 4-wall EBITDA margins of over 20%, and an attractive cash-on-cash return of more than 35%. We have identified, and third-party analysis has confirmed, more than 700 opportunities in underserved markets. We will determine how to most efficiently serve these markets through our integrated ecosystem.

•

Digital Network.    Our complementary platform of branded proprietary e-commerce websites and marketplace storefronts allows us to seamlessly serve the needs of all digital consumers through curated pricing and targeted merchandising strategies. In the last two years, we have invested in integrating our online and physical platforms and enhancing our ability to serve our consumers by developing omni-channel capabilities including BOPIS, BORIS, SFS, and STS, among other services, which are due to launch in calendar year 2021. In addition to our owned e-commerce websites, we are the leading partner for Amazon in the pool category, and accounted for more than 40% of Amazon’s estimated pool and spa care business in the twelve-month period ended June 27, 2020.

(1) Leslie’s PRO website to be launched in 2021.

•

PRO Locations.    Our PRO locations carry additional SKUs targeting the professional consumer. We have identified significant opportunities to expand and develop our PRO network to address the growing and underserved professional consumer base. In addition, the PRO locations offer attractive economics featuring significantly higher average unit volume, sales per square foot, and greater contribution generation. We believe we have a near-term opportunity to expand our PRO locations from 16 today to more than 200 by adding new locations in key markets and selectively retrofitting existing residential locations with incremental inventory and limited capital expenditures. On average, our PRO locations have 1,500 in-store SKUs. Our PRO locations also serve residential and commercial consumers.

•

Commercial Service Centers.    We serve our commercial consumers through 17 Commercial Service Centers. These are our largest format locations with an extensive assortment and ability to service bulk orders and special items and services. Our physical network coupled with our forthcoming omni-channel capabilities and in-field service network offers unparalleled convenience to commercial consumers.

•

Hot Tub Discovery Centers.    In select markets, we also operate full service hot tub and spa locations under the banners of AquaQuip, Valley Pool & Spa, and Oregon Hot Tub, which specialize in the hot tub and spa category. At these locations, we offer an expanded assortment of merchandise and services specifically catering to current and prospective spa owners. In addition to these standalone locations, we also operate four MyLife® Hot Tub Discovery Centers and eight MyLife® Hot Tub Showrooms in select Leslie’s residential locations, where we feature our proprietary MyLife® brand line of spas.

Our Vertically Integrated Model

We operate a vertically integrated supply chain, packaging, and distribution model, which represents a significant competitive advantage.

As the only vertically integrated national pool and spa care brand in the United States, we have the capability to produce and package products at our company-operated packaging plants and third-party contract packaging facilities. Our strategy is to identify, produce, and package high volume items that do not require sophisticated or capital-intensive production or packaging equipment, but allow us to offer our consumers a premium product while offering us a significant cost advantage. We source a variety of raw materials and chemicals directly from a diversified supplier base; we maintain strong relationships with these suppliers; and no single supplier represents more than 10% of our annual purchases. Using these raw materials, we manufacture and package a wide selection of final SKUs, including but not limited to, chlorine products, pH adjusters, and filter cleaners. A significant portion of our total mix is comprised of products that we manufacture or package through vertical integration, which offers economies of scale that has resulted in higher quality products and a structurally advantaged margin profile.

We also have the unique competitive advantage of operating a vertically integrated distribution and delivery model. In addition to operating two manufacturing plants, we operate a national network of eight Company-operated distribution centers as well as five third-party distribution centers. Our eight Company-operated distribution centers have the capacity to carry a broad breadth of our products in significant quantities and are capable of replenishing inventory throughout our physical network. From these facilities, we self-distribute to our physical network through an owned fleet, consisting of 31 tractors and 125 trailers, which helps ensure optimal in-stock levels throughout the year. Our third-party distribution centers are strategically located to complement our company-operated distribution centers and primarily fulfill online orders. As we implement new omni-channel capabilities in the near future, including ship-from-store, we will have 934 new omni distribution points across the United States, which will give us the unique advantage of being able to reach all consumers in the continental United States in less than 24 hours.

Our Marketing Strategy

As the most recognized and most trusted brand in pool and spa care, we enjoy significant brand awareness. We have the highest aided and unaided awareness in the aftermarket pool and spa care industry, which as of August 2020, was 3.5x the unaided awareness of the next closest specialty competitor. Further, as a result of our comprehensive product and service offering and longstanding relationship with our consumers, we currently capture between 40% and 50% of our consumers’ total aftermarket product spend in the category, which is the highest such share in the category according to a recent survey. Despite this significant penetration, we believe there is significant potential to drive increased share of wallet through strategic initiatives such as our loyalty membership program and dynamic promotions.

Due to the highly recurring, replenishment nature of our product mix and long-term consumer relationships, we believe that our investments in consumer marketing generate highly attractive returns. When we acquire new consumers through our loyalty program, their average spend with us over time is several hundred dollars. However, we have not historically invested significant dollars in new consumer acquisition. For the last twelve months ended June 27, 2020, we invested $16 million in marketing, representing only 1.5% of sales. Historically, the vast majority of this spend has been directed toward retention rather than new consumer acquisition.

Going forward, we believe we have a sizable opportunity to profitably grow our investment in new consumer acquisition. We have the unique competitive advantage of knowing where virtually every pool and spa in the United States is located, and by leveraging this database, we have the ability to allocate our advertising dollars in a highly targeted manner. Through these strategies, we plan to increase brand awareness and profitably acquire new consumers.

Our Competition

The U.S. aftermarket pool and spa care industry is fragmented and competitive. We compete against a wide range of manufacturers, retailers, distributors, and service providers in the residential, professional, and commercial pool and spa care market. This includes original equipment manufacturers, regional and local retailers, home improvement retailers, mass-market retailers, and specialty e-commerce operators. Key competitive groups include:

•

Regional and Local Independent Retailers:    includes more than 8,000 smaller, local independent competitors, which offer the convenience of proximity. The vast majority of these competitors operate single stores and, due to relative economies of scale, this group generally offers a limited SKU selection, charges higher prices and invests less resources in marketing;

•

Home Improvement Retailers:    includes national home improvement retailers, such as Home Depot, Lowe’s, and local and regional hardware stores. This group generally employs a seasonal strategy whereby a limited SKU selection is offered during select spring and summer months, does not offer services and does not have associates with the pool and spa care expertise or offer services to consumers;

•

Mass-Market Retailers:    includes larger, scaled players, such as Amazon, Walmart, and Costco. This group generally offers a limited SKU selection, often on a seasonal basis, and does not offer services or pool and spa care expertise; and

•

Wholesale Distributors:    includes large wholesalers such as Pool Corp. This group generally does not directly serve the end-consumer, but rather serves as an intermediary that supplies product to retailers as well as the professional channel.

Our competitors offer pool care products and services of varied quality and across a wide range of retail price points. We experience greater brick and mortar competition in the states with the largest installed pool bases, including California, Texas, Florida, and Arizona. While some of our competitors also market and sell online, there are various challenges to serving consumers in the aftermarket pool and spa care industry via e-commerce. These challenges include regulatory restrictions on shipping hazardous materials, the need for professional installation of equipment at point of delivery, and the need for regular water testing, expert advice, and customized prescriptions and solutions related to the sale of chemicals. In addition, due to the seasonality of the aftermarket pool and spa care industry, several competitors tend to offer only a limited selection of products during select spring and summer months.

Our Sponsors

L Catterton

With approximately $20 billion of equity capital across seven fund strategies in 17 offices globally, L Catterton is the largest consumer-focused private equity firm in the world. L Catterton’s team of nearly 200 investment and operating professionals partners with management teams around the world to implement strategic plans to foster growth, leveraging deep category insight, operational excellence, and a broad thought partnership network. Since 1989, the firm has made more than 200 investments in leading consumer brands. L Catterton was formed through the partnership of Catterton, LVMH, and Groupe Arnault.

GIC

GIC is a leading global investment firm established in 1981 to manage Singapore’s foreign reserves. A disciplined long-term value investor, GIC is uniquely positioned for investments across a wide range of asset classes, including equities, fixed income, private equity, real estate, and infrastructure. In private equity, GIC invests through funds as well as directly in companies, partnering with its fund managers and management teams to help world class businesses achieve their objectives. Headquartered in Singapore, GIC employs more than 1,700 people across 10 offices in key financial cities worldwide.

Information Systems

We believe that our management information systems will support our continued growth. Over the last five years, we have invested over $35 million in our information system infrastructure. We have robust and growing capabilities that enable our integrated platform to function seamlessly across channels.

Our Employees

As of June 27, 2020, we employed approximately 5,081 employees. Of these employees, approximately 4,160 work in our physical network, 221 work as in-field service technicians, 335 work in corporate, infrastructure, or e-commerce and 365 work in our distribution centers. We believe that we have good relations with our employees. None of our employees are currently covered under any collective bargaining agreements.

Trademarks and Other Intellectual Property

In the course of our business, we employ various trademarks, trade names and service marks, including Leslie’s®, AccuBlue®, MyLife®, and our logo, in packaging and advertising our products. We have registered trademarks and trade names for several of our major products on the Principal

Register of the United States Patent and Trademark Office. We Company distinguish the products produced in our chemical repackaging operation or by third party repackagers at our direction through the use of the Leslie’s brand name and logo and the trademarks and trade names of the individual items, none of which is patented, licensed, or otherwise restricted to or by us. We believe the strength of our trademarks and trade names has been beneficial to our business and we intend to continue to protect and promote our trademarks in appropriate circumstances.

Legal Proceedings

We are subject to various litigations, claims and other proceedings that arise from time to time in the ordinary course of business. We believe these actions are routine and incidental to the business. While the outcome of these actions cannot be predicted with certainty, we do not believe that any will have a material adverse impact on our company.

Properties

We have 934 locations, two manufacturing facilities, eight Company-operated distribution centers, and five third-party distribution centers in 37 states. Most of our locations operate on flexible five-year leases which offer significant flexibility as they can be located in a variety of venues, including strip centers, lifestyle centers, and shopping centers. Our current physical network is summarized in the chart below:

State	Number of Locations
Alabama	9
Arizona	91
Arkansas	3
California	168
Connecticut	16
Delaware	3
Florida	88
Georgia	34
Illinois	9
Indiana	12
Iowa	1
Kansas	6
Kentucky	6
Louisiana	14
Maryland	9
Massachusetts	11
Michigan	5
Mississippi	4
Missouri	13
Nebraska	2
Nevada	25
New Hampshire	3
New Jersey	32
New Mexico	3
New York	31
North Carolina	13
Ohio	16
Oklahoma	21
Oregon	5
Pennsylvania	33
Rhode Island	1
South Carolina	9
Tennessee	13
Texas	197
Utah	3
Virginia	15
Washington	10

Total Locations	934

Our corporate offices are located in Phoenix, Arizona. The 92,669 square foot office building has a current lease term through February 28, 2027, with our ability to exercise two five-year renewal options.

Government Regulation

We are subject to federal, state, and local laws and regulations relating to matters such as product labeling, weights and measures, zoning, land use, environmental protection, local fire codes, and workplace safety including regulation by the Environmental Protection Agency, the Consumer Product Safety Commission, the Department of Transportation, the Occupational Safety and Health Administration, and the National Fire Protection Agency. Most of these requirements govern the packaging, labeling, handling, transportation, storage, and sale of chemicals. We store certain types of chemicals at each of our locations and the storage of these items is strictly regulated by local fire codes. In addition, we sell algaecides and related products that are regulated as pesticides under the Federal Insecticide, Fungicide and Rodenticide Act, and various state pesticide laws. These laws primarily relate to labeling, annual registration, and licensing. Compliance with such laws and regulations in the future could prove to be costly and could affect various aspects of the business, including, but not limited to, the amount of chemical products we are able to maintain in our locations, our ability to obtain various governmental approvals (such as product labeling and registration approvals), and our handling, transportation, and storage of the various products that we sell. Additionally, with the trend in environmental, health, transportation, and safety regulations becoming more restrictive, it is possible that the costs of compliance with such laws and regulations will continue to increase.

Insurance

We are self-insured for losses relating to workers’ compensation, general liability, and employee medical. Stop-loss coverage has been purchased to limit exposure to any material level of claims. Self-insured liabilities are accrued based upon our estimates of the aggregate claims incurred but not reported using historical experience.

MANAGEMENT

The following table sets forth information about our executive officers and directors.

Directors and Executive Officers

Our Board consists of nine directors. Our directors and executive officers are as follows:

Name	Age	Position(s)
Steven L. Ortega	59	Executive Chairman
Michael R. Egeck	61	Chief Executive Officer and Director
Steven M. Weddell	46	Executive Vice President, Chief Financial Officer, Secretary and Treasurer, and Director
Paula F. Baker	53	Chief Revenue Officer
Scott A. Dahnke	55	Director
Marc Magliacano	45	Director
Matthew Lischick	36	Director
Eric Kufel	53	Director
Daphne Tong	38	Director
John Strain	52	Director

Set forth below is a brief biography of each of our executive officers and directors.

Steven L. Ortega

Steven L. Ortega is our Executive Chairman and serves on our Board. Mr. Ortega’s prior roles at the Company include Chief Executive Officer and President from 2017 to 2020, President and Chief Operating Officer from 2015 to 2017, Chief Financial Officer and Chief Operating Officer from 2014 to 2015, and EVP and Chief Financial Officer from 2005 to 2015. Prior to joining the Leslie’s organization, Mr. Ortega served as Executive Vice President and Chief Financial Officer for BI-LO, LLC from 1999 to 2005. At that time, BI-LO, LLC, was a $4.8 billion leading multi-branded regional supermarket chain in the southeast United States, which operated 423 stores in six states. Mr. Ortega’s responsibilities at BI-LO, LLC included the leadership and oversight of the Finance, Treasury, Accounting, Real Estate, Construction, Information Technology, Risk Management, and Internal Audit functions. Mr. Ortega also held the position of President of Golden Gallon Convenience Stores, a wholly owned subsidiary of BI-LO, LLC, based in Tennessee. Prior to joining BI-LO, LLC, Mr. Ortega was with American Stores Company, holding various positions within their supermarket and drug store subsidiaries, including Vice President, Finance and Administration and Vice President, Logistics. Mr. Ortega has a B.S. in Accounting from the University of Arizona. Mr. Ortega was selected to serve on our board of directors because of his experience and knowledge of the consumer industry, including as our former Chief Executive Officer and Chief Operating Officer.

Michael R. Egeck

Michael R. Egeck is our Chief Executive Officer and serves on our Board. Mr. Egeck joined the Company in February 2020. Previously, Mr. Egeck served as the Chief Executive Officer of PSEB Group, a $1.5 billion operating company composed of the Eddie Bauer outdoor brand and teen retailer PACSUN. Mr. Egeck has more than three decades of experience and a proven track record of driving transformational growth for a variety of brands and business models including: Chief Executive Officer of Eddie Bauer (from 2012 to 2020); Chief Executive Officer of Hurley International, a division of Nike, Inc. (from 2011 to 2012); President of True Religion Apparel, Inc. (from 2010 to 2011); President of VF Corp’s Contemporary Brand Coalition (from 2007 to 2009); Chief Executive Officer of Seven For All

Mankind, prior to its acquisition by VF Corp. (from 2006 to 2007); President of VF Corp’s Outdoor and Action Sports Coalition (from 2004 to 2006); and President of The North Face, a division of VF Corp (from 2000 to 2004). Previously, Mr. Egeck held senior leadership positions at Columbia Sportswear and Seattle Pacific Industries. Mr. Egeck has a B.A. in Economics from the University of Washington and an M.B.A. from the Michael G. Foster School of Business at the University of Washington. Mr. Egeck was selected to serve on our board of directors because of his experience and knowledge of the consumer industry, including as our Chief Executive Officer.

Steven M. Weddell

Steven M. Weddell is our Executive Vice President, Chief Financial Officer, Secretary and Treasurer and serves on our Board. Mr. Weddell joined the Company in such capacities in June 2015. Mr. Weddell worked at Goldman, Sachs & Co. from 2003 to 2015, in the Investment Banking Group, and served as a Managing Director in the Consumer Retail Group as well as the Merger Leadership Group. Mr. Weddell also served as a Manager in the Assurance Practice at Arthur Andersen LLP. Mr. Weddell earned his CPA license in California and previously held Series 7 and Series 24 licenses. Mr. Weddell has a B.S. in Accounting from the University of Southern California and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. Mr. Weddell was selected to serve as a director because of his extensive background in finance and the consumer industry.

Paula F. Baker

Paula F. Baker has been our Chief Revenue Officer since March 2020. Prior to that, Ms. Baker served as our Chief People and Performance Officer since November 2019. Before joining Leslie’s, Ms. Baker served as the President of US Retail at Best Buy from June 2017 to March 2019, where she led the organization responsible for over 1,000 stores and $35 billion in revenue. While at Best Buy, Ms. Baker served in a variety of retail and human resources leadership roles, including Chief Human Resources Officer in 2016 and Territory Vice President for the southeast region from 2012 to 2016. During her time at Best Buy, Ms. Baker was also a Territory Human Resources Director from 2010 to 2012 and served in District Manager and General Manager roles from 2004 to 2010. Before joining Best Buy in 2004, Ms. Baker worked at Books-A-Million, a large chain bookstore in the southeast, Golfsmith International, a retail golf superstore, and St. Andrews Golf Company, a premier golf club manufacturer and retailer, in retail leadership roles. Ms. Baker has a bachelor’s degree in accounting and finance from the University of Nevada—Las Vegas.

Scott A. Dahnke

Scott A. Dahnke serves on our Board. Mr. Dahnke joined the board in February 2017. Mr. Dahnke currently serves as the Global Co-Chief Executive Officer of L Catterton, the world’s largest consumer-focused private equity firm, with approximately $20 billion of equity capital across seven fund strategies in 17 offices globally. Mr. Dahnke has a broad range of business experience in private equity, consulting, management, and finance. At L Catterton, Mr. Dahnke has completed more than 30 investments in companies, including: Peloton, Restoration Hardware, The Honest Company, Zarbee’s Naturals, Kettle Chips, Equinox, Wellness Pet Food, Heartland RV, YoCrunch, Nature’s Variety, Edible Arrangements, Ferrara Candy, Rachael Ray Nutrish, Vroom, and Noodles & Company. Mr. Dahnke also serves as the Chair of the Board of Directors of Williams-Sonoma, Inc. (NYSE:WSM) and serves on the Board of Directors of Vroom (NASDAQ:VRM). Prior to joining L Catterton in 2003, Mr. Dahnke was a Managing Director at Deutsche Bank Capital Partners and at AEA Investors, where Mr. Dahnke led AEA’s consumer products investing effort. Mr. Dahnke also served consumer-focused clients on a wide array of strategic and operational matters as a Partner at McKinsey & Company, and worked in the Merger Department of Goldman, Sachs & Co. and with General Motors. Mr. Dahnke received a B.S., magna cum laude, in Mechanical Engineering from the University of Notre Dame and earned academic honors while receiving an MBA from the Harvard Business School. Mr. Dahnke was selected to serve on our board of directors because of his experience in building brand equity, in leading consumer brands, and his expertise in the global retail and consumer industry.

Marc Magliacano

Marc Magliacano serves on our Board. Mr. Magliacano joined the board in February 2017. Mr. Magliacano currently serves as a Managing Partner for L Catterton’s Flagship Buyout Fund. L Catterton is the world’s largest consumer-focused private equity firm, with approximately $20 billion of equity capital across seven fund strategies in 17 offices globally. Mr. Magliacano has been a senior investment professional at L Catterton since May 2006. Prior to joining L Catterton, from 1999 to 2006, Mr. Magliacano was a Principal at North Castle Partners, a private equity firm focused on making consumer growth investments that benefit from healthy living and aging trends. While at North Castle, Mr. Magliacano originated and executed investments in the consumer health and wellness sectors. Prior to joining North Castle, Mr. Magliacano worked at NMS Capital, the merchant bank of NationsBanc Montgomery Securities, making growth investments in early stage consumer and retail businesses. Mr. Magliacano has served on the boards of directors of a variety of private and public companies, including Restoration Hardware. Mr. Magliacano received a BS in Economics from the University of Pennsylvania’s Wharton School of Business with dual degrees in Finance and Operations and Information Management and received an MBA from Columbia Business School. Mr. Magliacano was selected to serve as a director due to his prior experience on a variety of private and public company boards.

Matthew Lischick

Matthew Lischick serves on our Board. Mr. Lischick joined the board in February 2017. Mr. Lischick currently serves as a Principal at L Catterton. L Catterton is the world’s largest consumer-focused private equity firm, with approximately $20 billion of equity capital across seven fund strategies in 17 offices globally. Previously, Mr. Lischick was a Vice President at L Catterton. Prior to joining L Catterton in 2009, Mr. Lischick worked in the Consumer Products & Retail Investment Banking Group at Bank of America Merrill Lynch. Mr. Lischick has a B.S. in Business Administration from Georgetown University and an M.B.A. from Harvard Business School. Mr. Lischick was selected to serve as a director because he possesses particular knowledge and experience in supporting high-growth consumer businesses and has previously served as a director of companies with similar characteristics as the Company.

Eric Kufel

Eric Kufel serves on our Board. Mr. Kufel joined the board in January 2018 and served as our Executive Chairman from January 2019 through September 2019. Previously, Mr. Kufel served as Chairman of CorePower Yoga from 2016 to 2020 and as its Chief Executive Officer from 2016 to 2019. From 2015 to 2016, Mr. Kufel was an Operating Partner at L Catterton and served on the board of Ferrara Candy Company. Mr. Kufel also served as a Director and the Chief Executive Officer of Van’s Foods from 2009 to 2014 and Inventure Foods, Inc. from 1997 to 2008. Mr. Kufel has a Bachelor of Business Administration Degree from Gonzaga University and a master’s degree from the Thunderbird School of Global Management. Mr. Kufel was selected to serve as a director due to his extensive experience in leadership roles in the consumer industry.

Daphne Tong

Daphne Tong serves on our Board. Ms. Tong joined the board in February 2017. Ms. Tong currently serves as the Co-Head of the Funds and Co-Investments Group in the Americas for GIC’s Private Equity arm, which Ms. Tong joined in 2015. GIC is a leading global investment firm established in 1981 to manage Singapore’s foreign reserves. Previously, Ms. Tong was a Principal at The Blackstone Group’s Private Equity division and led investments in Healthcare, Industrials and Education. Ms. Tong started her career in Healthcare Investment Banking at Goldman Sachs. Ms. Tong holds a Bachelor of Science in Economics, summa cum laude, from the Wharton School of the University of Pennsylvania. Ms. Tong was selected to serve as a director due to her extensive investment experience.

John Strain

John Strain serves on our Board. Mr. Strain joined the board in August 2018. Mr. Strain currently serves as the Head of e-Commerce and Technology at Gap, Inc., an American worldwide clothing and accessories retailer founded in 1969. Mr. Strain has responsibilities for technology, product management, data and analytics, and loyalty and payments. Mr. Strain also oversees the digital business including e-commerce strategy and operations and digital and direct marketing. With almost 30 years in the retail technology and e-commerce space, Mr. Strain brings a consumer-centric mindset to a delivery orientation that has resulted in a track-record of successful digital transformations. Prior to joining Gap Inc., Mr. Strain was the General Manager of the Retail and Consumer Goods Industry for Salesforce. Mr. Strain also spent 11 years at Williams-Sonoma Inc. as the Chief Digital and Technology Officer where he was responsible for technology, product management, and digital marketing. Mr. Strain also spent 14 years as a management consultant. Mr. Strain received a B.S. in Finance from Santa Clara University where he was a member of the Retail Management Institute. Mr. Strain was selected to serve as a director due to his experience in various positions with consumer facing companies.

Director and Executive Officer Qualifications

Although we have not formally established any specific minimum qualifications that must be met by each of our officers, we generally evaluate the following qualities: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent international organization, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders.

The Nominating and Governance Committee of the Board will prepare policies regarding director qualification requirements and the process for identifying and evaluating director candidates for adoption by the Board. The above-mentioned attributes, along with the leadership skills and other experiences of our officers and Board members described above, are expected to provide us with a diverse range of perspectives and judgment necessary to facilitate our goals of shareholder value appreciation through organic and acquisition growth.

Composition of the Board of Directors and Election of Directors

Our board of directors is currently composed of nine members and shall increase to                members upon effectiveness of the registration statement of which this prospectus is a part. In accordance with our amended and restated certificate of incorporation, which will be filed immediately prior to the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, our directors will be elected to succeed the class of directors whose terms have expired. Our current directors will be divided among the three classes as follows:

•	the Class I directors will consist of , , and , and their terms will expire at the first annual meeting of stockholders occurring after this offering;

•	the Class II directors will consist of , , and , and their terms will expire at the second annual meeting of stockholders occurring after this offering; and

•	the Class III directors will consist of , , and , and their terms will expire at the third annual meeting of stockholders occurring after this offering.

Directors in a particular class will be elected for three-year terms at the annual meeting of shareholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal.

The classification of our board of directors, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change of control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of other anti-takeover provisions that are included in our amended and restated Certificate of Incorporation.

Director Independence

Under the                , each committee of our board of directors must be comprised of at least one independent member at the time of listing, a majority of independent directors no later than 90 days after such date and solely independent directors within one year after such date.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information provided by each director, our board of directors has determined that none of our directors, with the exception of                , has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is independent under applicable                rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

After the completion of this offering,                will control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a “controlled company” within the meaning of the corporate governance standards of                . As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	a majority of our board of directors consists of “independent directors,” as defined under the rules of such exchange;

•	our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

our board of directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that any committees of our board of directors will be composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                .

Audit Committee

Upon the closing of this offering, our audit committee will consist of                , who will chair the committee,                  and                 . Our board of directors has determined that each proposed committee member meets the “financial literacy” requirement for audit committee members under the                rules and that                is an “audit committee financial expert” within the meaning of the SEC rules.

The audit committee’s primary responsibilities will include, among other matters:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

reviewing financial statements and discussing the scope and results of the independent audit and quarterly reviews with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	preparing the audit and risk committee report that the SEC requires to be included in our annual proxy statement;

•

reviewing the adequacy and effectiveness of our disclosure controls and procedures and developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services and fees, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of                .

Compensation Committee

Upon the closing of this offering, our compensation committee will consist of                , who will chair the committee,                 and                 .

The compensation committee’s primary responsibilities will include, among other matters:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding the compensation of our executive officers;

•	overseeing our overall compensation philosophy and compensation policies, plans and benefit programs for service providers, including our executive officers;

•	administering our equity compensation plans; and

•	reviewing, approving, and making recommendations to our board of directors regarding incentive compensation and equity compensation plans.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of                .

Nominating and Corporate Governance Committee

Upon the closing of this offering, our nominating and governance committee will consist of                , who will chair the committee,                  and                 .

The nominating and corporate governance committee’s primary responsibilities will include, among other matters:

•	identifying, evaluating, and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing the succession planning for our executive officers; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of                .

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website prior to completion of this offering. The information on our website is not part of this prospectus. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Director Compensation

During the Fiscal Year ended October 3, 2020, none of our non-employee directors received any cash fees for their services on the board of directors, but were entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and committee meetings.

Effective upon the closing of the offering, the compensation packages for members of our Board of Directors will include an annual equity grant of stock options with a value of $                (with a vesting schedule to be established by the compensation committee at the time of the grant) and an annual cash retainer of $                . In addition, our Board members will receive $                per meeting attended, plus reimbursement of reasonable expenses incurred in attending the meeting. Further, the chairs of the audit committee, compensation committee and the nominating and corporate governance committee will receive an annual cash payment of $                , $                , and $                .

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses, including attorneys’ fees and disbursements, in advance of the final disposition of the proceeding.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses, including attorneys’ fees and disbursements, in advance of the final disposition of the proceeding.

We have entered or intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Our “named executive officers” for the year ended October 3, 2020, consisting of all individuals who served as our principal executive officer during such year and our two other most highly compensated executive officers serving at the end of such year, are:

•	Steven L. Ortega, our former Chief Executive Officer and current Executive Chairman;

•	Michael R. Egeck, our Chief Executive Officer;

•	Steven M. Weddell, our Executive Vice President and Chief Financial Officer; and

•	Paula F. Baker, our Chief Revenue Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the Fiscal Year ended October 3, 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total
Steven L. Ortega
Former Chief Executive Officer and current Executive Chairman
Michael R. Egeck
Chief Executive Officer
Steven M. Weddell
Executive Vice President and Chief Financial Officer
Paula F. Baker
Chief Revenue Officer

Narrative Disclosure to Summary Compensation Table

Elements of Compensation

The compensation of our named executive officers generally consists of base salary, annual cash bonus opportunities, long term incentive compensation in the form of equity awards, and other benefits, as described below.

Base Salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions. As of the end of Fiscal Year 2020, our named executive officers were entitled to the following base salaries for Fiscal Year 2020:

Named Executive Officer	Base Salary
Steven L. Ortega
Michael R. Egeck
Steven M. Weddell
Paula F. Baker

The actual base salary amounts paid to the named executive officers during Fiscal Year 2020 are set forth in the “Summary Compensation Table” above.

Annual Cash Bonus Opportunities

Each of our named executive officers’ performance-based cash bonus opportunities is expressed as a percentage of base salary that can be achieved at a target level by meeting predetermined corporate performance objectives. The 2020 annual bonuses for                ,                , and                were targeted at                %,                %, and                % of their respective base salaries, respectively.

Long Term Equity Incentives

Our equity-based incentive awards are designed to align our interests and the interests of our stockholders with those of our employees, including our named executive officers. Our board of directors or compensation committee approves equity grants.

Prior to this offering, none of our named executive officers held equity interests in our Company. Certain of our employees, including each of our named executive officers, were granted long-term equity incentive awards, with respect to equity interests of an entity that was our indirect parent company at the time of grant thereof (our “prior parent”), designed to incentivize them to remain in our service. These long-term equity incentive awards were granted to our named executive officers in the form of profits interest units (collectively, the “incentive units”), which were intended to be treated as “profits interests” for federal income tax purposes. The incentive units allowed our named executive officers to share in distributions by our prior parent in certain circumstances. The specific sizes of the incentive unit grants made to our named executive officers were determined in light of our prior parent’s practices with respect to management equity programs at other private companies in their portfolio and the named executive officer’s position and level of responsibilities with us. Our Company is not a party to the agreements governing the incentive unit documentation and is not liable for any payments due under the incentive units. In addition, in connection with this offering, we intend to grant under our 2020 Incentive Award Plan, including to our named executive officers, to provide additional retention and performance incentives to these individuals.

Other Benefits

We currently provide broad-based welfare benefits that are available to all of our employees, including our named executive officers, including health, dental, life, vision, and disability insurance.

In addition, we maintain, and the named executive officers participate in, a 401(k) plan that provides eligible employees with an opportunity to save for retirement on a tax advantage basis and under which we are permitted to make discretionary employer contributions. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code. Since inception of the 401(k) plan, we have not made any employer contributions.

We do not maintain any defined benefit pension plans or non-qualified deferred compensation plans.

Executive Officer Employment Agreements

We have entered into employment agreements with each of our named executive officers except Ms. Baker, the key terms of which are described below. The following is a summary of the material terms of each agreement. For complete terms, please see the respective agreements attached as exhibits to the registration statement of which this prospectus forms a part.

Mr. Egeck’s employment agreement provides for employment at-will and each of Messrs. Ortega’s and Weddell’s employment agreements provides for an initial term (six years for Mr. Ortega and five years for Mr. Weddell) with automatic one-year extensions beginning on the expiration of the initial term, which may be cancelled upon at least 90 days’ prior written notice from the respective named executive officer or the Company. Under their respective agreements, Messrs. Ortega, Egeck and Weddell are entitled to receive annual base salaries of $1,000,000, $1,000,000, and $450,000, respectively, subject to annual review by our board of directors. Further, Messrs. Egeck and Weddell have the opportunity to earn annual target bonuses equal to at least 100% of their base salaries, and Mr. Ortega has the opportunity to earn annual target bonuses equal to $350,000 for Fiscal Year 2020 and increasing amounts thereafter. Each of Messrs. Ortega, Egeck, and Weddell is also entitled to an annual cash allowance for personal expenses and to participate in the Company’s employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally.

In the event of a termination of Messrs. Ortega’s, Egeck’s or Weddell’s employment by the Company without “cause,” or by Messrs. Ortega, Egeck or Weddell for “good reason” (each as defined in his respective employment agreement), Messrs. Ortega and Weddell are each generally eligible to receive an amount equal to two times the sum of his base salary and target bonus, payable in lump sum within 14 days after the date of termination (together with certain other payments) and Mr. Egeck is entitled to receive his base salary payable in equal monthly installments.

Each of Messrs. Ortega’s, Egeck’s and Weddell’s employment agreement contains restrictive covenants prohibiting them from: (i) competing against the Company for 24 months (36 months for Mr. Weddell) after employment, (ii) soliciting (or interfering with the Company’s relationships with) the Company’s employees, consumers or suppliers for 24 months (36 months for Mr. Weddell) after employment, and (iii) disclosing the Company’s proprietary information, developments and other intellectual property.

Equity Compensation Plans

2020 Equity Incentive Plan

Our board of directors and stockholders plan to adopt a 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”) to become effective upon the consummation of this offering. The following is a summary of certain terms and conditions of the 2020 Equity Incentive Plan. This summary is qualified in its entirety by reference to the 2020 Equity Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2020 Equity Incentive Plan.

Administration

Our board of directors (or subcommittee thereof) will administer the 2020 Equity Incentive Plan. The board of directors will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2020 Equity Incentive Plan and to adopt, alter, and repeal rules, guidelines, and practices relating to the 2020 Equity Incentive Plan. The board of directors will have full discretion to administer and interpret the 2020 Equity Incentive Plan and to adopt such rules, regulations, and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the board of directors (or its designate) will be eligible for awards under the 2020 Equity Incentive Plan. Except as otherwise required by applicable law or regulation or stock exchange rules, the board of directors (or its designate) will have the sole and complete authority to determine who will be granted an award under the 2020 Equity Incentive Plan.

Number of Shares Authorized

The 2020 Equity Incentive Plan provides for                  shares of our common stock (representing         % of the shares of our common stock on a fully diluted basis and assuming that all shares available for issuance under the 2020 Equity Incentive Plan and are issued and outstanding). Shares of our common stock subject to awards are generally unavailable for future grant. If any award granted under the 2020 Equity Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares of our common stock, shares of our common stock subject to such award will again be made available for future grants. In addition, if any shares of our common stock are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the 2020 Equity Incentive Plan.

Change in Capitalization

If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the board of directors determines that an adjustment to the terms of the 2020 Equity Incentive Plan (or awards thereunder) is necessary or appropriate, then the board of directors may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2020 Equity Incentive Plan, the number of shares covered by awards then outstanding under the 2020 Equity Incentive Plan, the limitations on awards under the 2020 Equity Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant

The board of directors may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards, deferred awards or any combination of the foregoing. Awards may be granted under the 2020

Equity Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (which are referred to herein as “Substitute Awards”).

Stock Options

The board of directors will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2020 Equity Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the 2020 Equity Incentive Plan will be subject to the terms and conditions established by the board of directors. Under the terms of the 2020 Equity Incentive Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2020 Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the board of directors and specified in the applicable award agreement. The maximum term of an option granted under the 2020 Equity Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term may be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension will not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent, and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the board of directors may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism, or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The board of directors will be authorized to award SARs under the 2020 Equity Incentive Plan. SARs will be subject to the terms and conditions established by the board of directors. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. Except as otherwise provided by the board of directors (in the case of Substitute Awards), the strike price per share of our common stock for each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs will be established by the board of directors and reflected in the award agreement.

Restricted Stock

The board of directors will be authorized to grant restricted stock under the 2020 Equity Incentive Plan, which will be subject to the terms and conditions established by the board of directors. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the board of directors for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards

The board of directors will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the board of directors. A restricted stock unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the board of directors. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the board of directors. The board of directors (or subcommittee thereof) may specify in an award agreement that any or all dividends, dividend equivalents, or other distributions, as applicable, paid on awards prior to vesting or settlement, as applicable, be paid either in cash or in additional shares, either on a current or deferred basis, and that such dividends, dividend equivalents, or other distributions may be reinvested in additional shares, which may be subject to the same restrictions as the underlying awards.

Deferred Awards

The board of directors will be authorized to grant deferred awards, which may be a right to receive shares or cash (either independently or as an element of or supplement to any other award), including, as may be required by any applicable law or regulations or determined by the board of directors (or subcommittee thereof), in lieu of any annual bonus, commission, or retainer plan or arrangement under such terms and conditions as the board of directors may determine and as set forth in the applicable award agreement.

Other Stock-Based Awards

The board of directors will be authorized to grant awards of unrestricted shares of common stock, rights to receive grants of awards at a future date or other awards denominated in shares of our common stock under such terms and conditions as the board of directors may determine and as set forth in the applicable award agreement.

Nontransferability

Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the board of directors permits the award to be transferred to a permitted transferee (as defined in the 2020 Equity Incentive Plan).

Amendment

The 2020 Equity Incentive Plan will have a term of ten years. Our board of directors may amend, suspend or terminate the 2020 Equity Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The board of directors may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary. The board of directors may, absent shareholder approval, (i) effectuate an amendment or modification that reduces the option price of any option or the strike price of any SAR, (ii) cancel any outstanding option and replace with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), and (iii) take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common stock is listed.

Clawback/Forfeiture

Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or the rules and regulations of the New York Stock Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates, and related persons. See the section titled “Underwriting—Directed Share Program.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of                 , 2020 by:

•	each of our named executive officers;

•	each of our current directors;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our preferred stock and common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, which generally includes any shares over which a person exercises sole or shared voting and/or investment power. The information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole or shared voting and/or investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on                  shares of common stock outstanding as of                  , 2020, which gives effect to the conversion of all outstanding shares of preferred stock into                  shares of common stock simultaneously with the closing of this offering. The number of shares and percentages of beneficial ownership after this offering set forth in the table below are based on the number of shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming no exercise by the underwriters of their option to purchase up to an aggregate of                 shares of common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of                 , 2020. Except as described above, however, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The table below excludes any shares of our common stock that may be purchased in this offering pursuant to the reserved share program. See the section titled “Underwriting—Directed Share Program.”

Unless otherwise indicated, the address of each of the individuals named below is Leslie’s, Inc., 2005 East Indian School Road, Phoenix, Arizona 85016.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent (%)	Number	Percent (%)
5% Stockholders:
Bubbles Investor Aggregator, L.P.(2)
Explorer Investment Pte. Ltd.(3)
Named Executive Officers and Directors
Steven L. Ortega
Michael R. Egeck
Steven M. Weddell
Paula R. Baker
All Directors and Officers as a group

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Entities controlled by L Catterton hold a majority of the interests in this entity.
(3)	Explorer Investment Pte. Ltd. (the “GIC Investor”) shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”), and GIC, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock reflect changes to our capital structure that will be in effect on the completion of this offering.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize shares of common stock and undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

On the completion of this offering, our authorized capital stock will consist of                 shares, all with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of                 , 2020, we had outstanding:

•	shares of common stock; and

•	no shares of preferred stock.

Our outstanding capital stock was held by                 stockholders of record as of                 , 2020. Our board of directors is authorized, without stockholder approval except as required by the listing standards of                , to issue additional shares of our capital stock.

Common Stock

Voting Rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of shares of our common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering or required by applicable law, all shares of our common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally,

identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the Company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Liquidation Rights.    On our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that certain holders of our capital stock have certain registration rights. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights.”

Anti-Takeover Provisions

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our Chief Executive Officer, or our board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing

standards of the                 . These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors will be classified into three classes of directors, each of which will hold office for staggered three-year terms. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See the section titled “Management—Composition of the Board of Directors and Election of Directors.”

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our Chief Executive Officer or our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Business Combinations with Interested Stockholders

Our certificate of incorporation will provide that we will not be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% or more of our voting stock. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, shall not apply to any business combination between L Catterton or GIC or any of their affiliates or any person that acquires (other than in connection with a registered public offering) our voting stock from L Catterton or GIC or any of their affiliates or any of its affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act.

Amendment of Charter and Bylaws Provisions

Amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the outstanding voting power of our common stock. Our amended and restated bylaws will provide that approval of stockholders holding two-thirds of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us or our directors, officers, or employees arising under the DGCL; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against us that is governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in the amended and restated certificate of incorporation. If any action the subject matter of which is within the scope the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This choice of forum provision in our amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Exchange

We intend to apply to have our common stock listed on                under the symbol “LESL.”

SHARES ELIGIBLE FOR FUTURE SALE

Of these shares, the                shares of common stock sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares of our common stock) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below.

Lock-up agreements

Our executive officers and directors and substantially all of our shareholders will enter into lock-up agreements under which they will agree not to sell or otherwise transfer their shares for a period of 180 days after the completion of this offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the representatives of the underwriters.

In addition, we will agree with the underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions.

See the section titled “Underwriting” for a more complete description of the lock-up agreements that we, our directors and executive officers, and substantially all of our shareholders will enter into with the representatives of the underwriters.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants, or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Registration statement on Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2020 Incentive Award Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule

144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, and certain other related persons.

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three month period a number of shares of our common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our capital stock, or (ii) an amount equal to the average weekly trading volume of our common stock on the                during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale.

Registration rights

See the section titled “Certain Relationships and Related Party Transactions—Registration Rights.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since                 to which we were a party or will be a party, in which:

•	the amounts exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Management Services Agreement

In February 2017, the Company entered into a management services agreement with affiliates of L Catterton and GIC in connection with the private equity sponsors’ acquisition of the Company in February 2017. The management services agreement provides that the Company will pay an annual fee to provide management and advisory service to the Company and its affiliates, including general management consulting services, support, and analysis with respect to financing alternatives and strategic planning functions. During the Fiscal Years ended September 28, 2019 and September 29, 2018, the Company paid or accrued management fees in the amount of $4.5 million and $3.2 million, respectively, during the nine months ended June 27, 2020 the Company paid or accrued management fees in the amount of $3.2 million. The management services agreement will automatically terminate upon the completion of this offering.

Operating Lease Agreement

In March 2013, the Company entered into an operating lease for its corporate headquarters with DM Ventures I, LLC. The former Chairman of the Board of Directors of the Company is one of the principals of DM Ventures I, LLC and holds a significant ownership position in the lessor entity. Aggregate rents paid to DM Ventures I, LLC for Leslie’s corporate headquarters were $1.6 million in Fiscal Year 2019 and $1.6 million in Fiscal Year 2018, respectively. Aggregate rent paid to DM Ventures I, LLC in the nine months ended June, 27, 2020 was $1.2 million.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Management—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

In connection with this offering, we have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our audit and risk committee or other independent body of our board of directors. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our audit and risk committee or other independent body of our board for review, consideration, and approval. In approving or rejecting any such proposal, our audit and risk committee or other independent body of our board is to consider the relevant facts of the transaction, including the risks, costs, and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

Registration Rights

Pursuant to the terms of a Registration Rights and Coordination Agreement between us and certain holders of our stock, including L Catterton and GIC, certain holders of our stock are entitled to demand and piggyback rights. The stockholders who are a party to the Registration Rights and Coordination Agreement will hold an aggregate of                shares, or                %, of our equity interests upon completion of this offering. We will pay the registration expenses, other than underwriting discounts and commission.

Demand Registrations.    Under the Registration Rights Agreement, L Catterton is able to require us to file a registration statement (a “Demand Registration”) under the Securities Act and we are required to notify holders of such securities in the event of such request (a “Demand Registration Request”). L Catterton and GIC may each issue up to two Demand Registration Requests for long-form underwritten registrations on Form S-1 and unlimited Demand Registration Requests for short-form underwritten registrations on Form S-3 and take down offerings off of a shelf registration statement. All eligible holders will be entitled to participate in any Demand Registration upon proper notice to us and we are required to use our best efforts to effect such registration in accordance with the terms of the Demand Registration Request, subject to certain rights we will have to delay or postpone such registration. We have the right to include authorized but unissued shares of our common stock in such registrations.

Piggyback Registrations.    Under the Registration Rights and Coordination Agreement, if at any time we propose or are required to register any of our equity securities under the Securities Act (other than a Demand Registration or pursuant to an employee benefit or dividend reinvestment plan) (a “piggyback registration”), we will be required to notify each eligible holder of its right to participate in such registration. We will use best efforts to cause all eligible securities requested to be included in the registration to be so included. We have the right to withdraw or postpone a registration statement in which eligible holders have elected to exercise piggyback registration rights, and eligible holders are entitled to withdraw their registration requests prior to the execution of an underwriting agreement or custody agreement with respect to any such registration.

Coordination.    Under the Registration Rights and Coordination Agreement, each holder, including L Catterton and GIC, will be subject to lock-up provisions under which they will agree not to sell or otherwise transfer their shares for a period of 180 days following the date of the final prospectus for this offering or 90 days following the date of the final prospectus for any other public offering. Following the expiration of such 180-day lock-up period, no holder will be permitted to sell or otherwise transfer its shares for an additional 540 days thereafter, subject to limited waivers and exceptions, including an exception permitting either L Catterton or GIC to initiate a sale of shares and a limited waiver for all other holders to sell up to a pro rata amount calculated on the basis of the number of shares requested to be sold by L Catterton and GIC, collectively, as compared to the entire number of shares held by L Catterton and GIC, collectively, at the closing of this offering.

This summary is qualified in its entirety by reference to the Registration Rights and Coordination Agreement attached as a exhibit to the registration statement of which this prospectus forms a part.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences relevant to the purchase, ownership, and disposition of our common stock issued or sold pursuant to this offering by non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the United States Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to non-United States holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any United States state or local or non-United States jurisdiction or under United States federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, the Medicare contribution tax imposed on net investment income, or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to a non-United States holder’s particular circumstances or to a non-United States holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	pass-through entities or investors therein;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid United States federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	United States expatriates and former citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities all of the interest which are held by qualified foreign pension funds;

•	“qualified shareholders” (within the meaning of Section 897(k)(3) of the Code) or investors therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who actually or constructively own more than 5% of our common stock;

•	stockholders whose functional currency is not the U.S. dollar;

•	persons subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); and

•	persons subject to the base erosion and anti-abuse tax.

In addition, if a partnership (including an entity or arrangement classified as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partner and the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, are urged to consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES, UNITED STATES ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-UNITED STATES, STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a “non-United States holder” if you are a beneficial owner of our common stock and you are neither a “United States person” nor an entity or arrangement classified as a partnership for United States federal income tax purposes. A United States person is any person that, for United States federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more “United States person” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a United States person for United States federal income tax purposes.

Distributions

As described under “Dividend Policy” in this prospectus, we do not currently make and do not currently expect to make any distributions for the foreseeable future. However, subject to the discussions below regarding FATCA and backup withholding, if we do make distributions of cash or property on our common stock, other than certain pro rata distributions of common stock, those distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Common Stock.”

Any dividend paid to you generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are effectively connected with your conduct of a trade or business within the United States, as described below. In order to claim any treaty benefits to which you are entitled, you must provide us or our paying agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other appropriate form) certifying your qualification for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may be entitled to a refund of any such excess amounts if a claim for refund is timely filed with the IRS.

Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the United States federal withholding tax described above. In order to claim this exemption, you must provide us or our paying agent with an IRS Form W-8ECI (or appropriate successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to United States federal withholding tax, are generally taxed at the same graduated United States federal income tax rates applicable to United States persons (unless an applicable income tax treaty provides otherwise), net of certain applicable deductions. In addition, if you are a corporate non-United States holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussions below regarding FATCA and backup withholding, you generally will not be subject to United States federal income tax (including withholding thereof) on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a United States trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” (a “USRPHC”), for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our common stock.

If you are a non-United States holder described in the first bullet above, you generally will be subject to United States federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under regular graduated United States federal income tax rates generally applicable to United States persons (unless an applicable income tax treaty provides otherwise), and corporate non-United States holders described in the first bullet above also may be subject to the “branch profits tax” described above in the section entitled “—Distributions.”

If you are an individual non-United States holder described in the second bullet above, you will be subject to United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by certain United States source capital losses recognized in the same taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, we believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify your non-United States status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or other applicable form), or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain United States-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-United States office of a non-United States broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed credit against a non-United States holder’s United States federal income tax liability, and may entitled the non-United States holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

Under legislation and related Treasury guidance (commonly referred to as “FATCA”), a 30% United States federal withholding tax will generally apply to any payments of dividends in respect of and, subject to the regulatory relief described below, gross proceeds from the sale or other disposition of, our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Under proposed Treasury regulations that may be relied upon pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. You should consult your tax advisors regarding these rules and whether they may be relevant to your ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from the us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for certain expenses in an amount up to $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We plan to apply to list our common stock on the                under the symbol “LESL.”

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to    % of the shares offered by this prospectus for sale certain of our directors, officers, employees, distributors, dealers, business associates, and related persons pursuant to our directed share program and any shares purchased by our directors and officers will be subject to the lock-up agreements described above. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                , in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their consumers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each, a Relevant State, no offer of the shares may be made to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ordinary shares referred to above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 (1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of U.K. domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order; (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iii) are outside the United Kingdom; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors (as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario)), and are permitted clients (as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations). Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares have not been will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571)

of Hong Kong and any rules made thereunder or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of which is an individual who is an accredited investor,

•

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, neither the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the securities offered in this offering and certain legal matters in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Leslie’s, Inc. as of September 28, 2019 and September 29, 2018, and for each of the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at https://www.lesliespool.com/. Information contained on, or accessible through, our website is not a part of this prospectus and you should not rely on that information when making a decision to invest in our common stock.

LESLIE’S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements as of June 27, 2020 and September 28, 2019 and for the nine months ended June 27, 2020 and June 29, 2019

Audited Consolidated Financial Statements for the fiscal years ended September 28, 2019 and September 29, 2018

LESLIE’S, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

As of	June 27, 2020	September 28, 2019
Assets
Current assets
Cash and cash equivalents	$148,901	$90,899
Accounts and other receivables, net	35,812	33,872
Inventories, net	181,108	149,729
Prepaid expenses and other current assets	24,581	7,589

Total current assets	390,402	282,089
Property and equipment, net	74,730	78,506
Goodwill and other intangibles, net	121,711	117,724
Other assets	1,188	1,402

Total assets	$588,031	$479,721

Liabilities and stockholder’s deficit
Current liabilities
Accounts payable	$133,090	$68,347
Accrued expenses	119,298	82,121
Income taxes payable	—	6,713
Current portion of long-term debt	8,341	8,341

Total current liabilities	260,729	165,522
Deferred tax liabilities	518	1,240
Long-term debt, net	1,182,780	1,186,493
Other long-term liabilities	13,062	13,823

Total liabilities	1,457,089	1,367,078

Commitments and contingencies
Stockholder’s deficit
Common stock, $0.001 par value, 1,000 shares authorized , issued, and outstanding at June 27, 2020 and September 28, 2019	—	—
Capital deficit	(277,899)	(279,691)
Retained deficit	(591,159)	(607,666)

Total stockholder’s deficit	(869,058)	(887,357)

Total liabilities and stockholder’s deficit	$588,031	$479,721

See accompanying notes which are an integral part of these condensed consolidated financial statements.

LESLIE’S, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

	Nine Months Ended
	June 27, 2020	June 29, 2019
Sales	$730,916	$629,984
Cost of merchandise and services sold	436,837	381,557

Gross profit	294,079	248,427
Selling, general and administrative expenses	215,752	185,776

Operating income	78,327	62,651
Other expense:
Interest expense	65,513	74,641
Other expenses, net	910	4,409

Total other expense	66,423	79,050
Income (loss) before taxes	11,904	(16,399)
Income tax benefit	(4,603)	(16,321)

Net income (loss)	$16,507	$(78)

Net income (loss) per share
Basic and diluted	$16,507	$(78)
Weighted average shares outstanding
Basic and diluted	1,000	1,000

See accompanying notes which are an integral part of these condensed consolidated financial statements.

LESLIE’S, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

(Amounts in Thousands, Except Share and Per Share Amounts)

(unaudited)

	Common Stock		Capital Deficit	Retained Deficit	Total Stockholder’s Deficit
	Shares	Amount
Balance, September 29, 2018	1,000	—	$(281,821)	$(607,128)	$(888,949)
Equity-based compensation		—	1,451	—	1,451
Net loss		—		(78)	(78)
Payment of dividend		—	—	(1,188)	(1,188)

Balance, June 29, 2019	1,000	$—	$(280,370)	$(608,394)	$(888,764)

Balance, September 28, 2019	1,000	$—	$(279,691)	$(607,666)	$(887,357)
Equity-based compensation		—	1,792		1,792
Net income		—		16,507	16,507

Balance, June 27, 2020	1,000	$—	$(277,899)	$(591,159)	$(869,058)

See accompanying notes which are an integral part of these condensed consolidated financial statements.

LESLIE’S, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

(unaudited)

	Nine Months Ended
	June 27, 2020	June 29, 2019
Operating Activities
Net income (loss)	$16,507	$(78)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	20,585	22,870
Equity-based compensation	1,792	1,451
Amortization of deferred financing costs and debt discounts	2,548	2,412
Provisions for doubtful accounts	368	294
Deferred income taxes	(722)	(14,265)
Loss on disposition of assets	486	412
Changes in operating assets and liabilities:
Accounts and other receivables	(2,308)	(11,812)
Inventories	(30,380)	(41,181)
Prepaid expenses and other current assets	(16,878)	(2,897)
Other assets	232	4,416
Accounts payable and accrued expenses	100,404	85,036
Income taxes payable	(6,713)	(4,099)

Net cash provided by operating activities	85,921	42,559

Investing Activities
Purchases of property and equipment	(15,483)	(20,999)
Acquisitions, net of cash acquired	(6,188)	(9,616)
Proceeds from disposition of fixed assets	7	57

Net cash used in investing activities	(21,664)	(30,558)

Financing Activities
Borrowings from the revolving commitment	238,750	190,900
Repayments of the revolving commitment	(238,750)	(190,900)
Principal payments on term loan	(6,255)	(6,255)
Payment of dividend	—	(1,187)

Net cash used in financing activities	(6,255)	(7,442)

Net increase in cash and cash equivalents	58,002	4,559
Cash and cash equivalents, beginning of period	90,899	77,569

Cash and cash equivalents, end of period	$148,901	$82,128

Supplemental Disclosure of Cash Payments for:
Interest	$68,599	$79,036
Income taxes	2,832	2,058

See accompanying notes which are an integral part of these condensed consolidated financial statements.

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1—Business and Operations

Leslie’s, Inc. (“Leslie’s,” “we,” “our,” “us,” “its,” or the “Company”) is the leading direct-to-consumer pool and spa care brand. We market and sell pool and spa supplies and related products and services, which primarily consist of maintenance items such as chemicals, equipment and parts, cleaning accessories, as well as safety, recreational, and fitness-related products. We currently market our products through 934 company-operated locations in 37 states and e-commerce websites.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

We prepared the accompanying interim condensed consolidated financial statements following U.S. generally accepted accounting principles (“GAAP”). The financial statements include all normal and recurring adjustments that are necessary for a fair presentation of our financial position and operating results. The condensed consolidated financial statements include the accounts of Leslie’s, Inc. and our subsidiaries. All significant intercompany accounts and transactions have been eliminated. These interim condensed consolidated financial statements and the related notes should be read in conjunction with the audited consolidated financial statements and notes for the years ended September 28, 2019 and September 29, 2018.

Fiscal Periods

We operate on a fiscal calendar that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to September 30th. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. References to fiscal 2019 refer to the fiscal year ended September 28, 2019, which contained 52 weeks. References to the nine months ended June 27, 2020 and the nine months ended June 29, 2019 refer to the 39 weeks ended June 27, 2020 and June 29, 2019, respectively.

Use of Estimates in the Preparation of Financial Statements

To prepare financial statements that conform to GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We continually review our estimates and make adjustments as necessary, but actual results could be significantly different from what we expected when we made these estimates.

Fair Value Measurements

As of June 27, 2020 and September 28, 2019, we held zero and $85.5 million, respectively, in money market funds that are required to be measured at fair value on a recurring basis. These assets were determined to be Level 1 assets as they are actively traded and are classified as cash and cash equivalents.

Fair Value of Financial Instruments

We evaluate our financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification for each reporting period.

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The fair value of the Term Loan due in 2023 was determined to be $780.2 million at June 27, 2020. Fair value of the Senior Unsecured Notes (see Note 7) at June 27, 2020 and September 28, 2019 was estimated to be $390.0 million. These fair value estimates, determined to be Level 2, are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value of the interest rate cap agreements (see Note 7), determined to be level 2, and is included in other assets on the consolidated balance sheets as of June 27, 2020 and September 28, 2019. Changes in fair value of the interest rate cap are recorded in other expenses in the consolidated statement of operations.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments.

There were no transfers between levels in the fair value hierarchy during the nine months ended June 27, 2020 or during fiscal 2019, respectively.

Seasonality

Our business is highly seasonal. In general, sales and earnings are highest during our fiscal third and fourth quarters, which include April through September and represent the peak months of swimming pool use. Sales are substantially lower during our fiscal first and second quarters.

Recent Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). This ASU provides temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning as of its date of effectiveness, March 12, 2020. The guidance is temporary and can be applied through December 31, 2022. The guidance has not had a material effect and we do not expect this ASU to have a material effect on our condensed consolidated financial statements in the future.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement to add, remove, and modify fair value measurement disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of implementation of this ASU on our condensed consolidated financial statements.

In May 2017, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards which would require an entity to apply this ASU

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

retrospectively with a cumulative-effect adjustment. This ASU is effective for entities other than private companies. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. This ASU will be effective for our fiscal year ending on October 2, 2021, with early adoption permitted. We are currently evaluating the impact of implementation of this ASU on our condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will require entities to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial instruments measured at amortized cost and also applies to some off-balance sheet credit exposures. The ASU is effective for annual and interim reporting periods beginning after December 15, 2021, with early adoption permitted. We are currently evaluating the impact of implementation of this ASU on our condensed consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under this ASU, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. The ASU offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods beginning after December 15, 2020, with early adoption permitted. We are currently evaluating the impact that the ASU will have on our condensed consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach.

This ASU will be effective for our fiscal year ending on October 2, 2021 with early adoption permitted. We are evaluating the provisions of this ASU and will utilize the modified retrospective method. We are currently evaluating the timing and impact of the adoption of the new standard on our consolidated financial statements.

Note 3—Business Combinations

Fiscal 2020 Acquisition

In October 2019, we acquired a retailer of supplies and services for hot tubs, swim spas, and saunas. The acquisition included six locations in the Pacific Northwest and expanded our presence to 37 states. The acquisition did not have a material impact on our financial position or results of operations. Our condensed consolidated financial statements include the results of operations of the acquisition from the date of acquisition. The goodwill resulting from acquisition is deductible for income tax purposes.

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The recognition of goodwill was made based on the strategic benefits we expect to realize from the acquisition. During the measurement period, which will not exceed one year from each closing, we will continue to obtain information, primarily related to income taxes, to assist us in finalizing the acquisition date fair values. Any qualifying changes to our preliminary estimates will be recorded as adjustments to the respective assets and liabilities, with any residual amounts allocated to goodwill.

Fiscal 2019 Acquisition

In January 2019, we acquired a retailer of supplies and services for swimming pools, hot tubs, barbecues and fireplaces. The acquisition included nine locations in the Pacific Northwest and expanded our presence to 36 states. The acquisition did not have a material impact on our financial position or results of operations. Our condensed consolidated financial statements include the results of operations of the acquisition from the date of acquisition. The goodwill resulting from the acquisition is deductible for income tax purposes. The purchase accounting for this acquisition is complete.

Note 4 —Goodwill and Other Intangibles, Net

Goodwill

The carrying amount of goodwill for the periods ended June 27, 2020 and September 28, 2019 were as follows (in thousands):

Balance, September 28, 2019	$89,739
Acquisitions	3,082
Other adjustments	—

Balance, June 27, 2020	$92,821

Other Intangible Assets

Our other intangible assets are as follows as of June 27, 2020:

	Weighted Average Remaining Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(In years)	(In thousands)
Trade name and trademarks (finite life)	2.4	$5,540	$(5,111)	$429
Trade name and trademarks (indefinite life)	Indefinite	17,750	—	17,750
Non-compete agreements	4.5	8,633	(6,410)	2,223
Consumer relationships	3.6	17,200	(9,683)	7,517
Internally developed software	2.6	4,000	(3,371)	629
Other	1.3	1,000	(950)	50

Total		$54,123	$(25,525)	$28,598

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Our other intangible assets are as follows as of September 28, 2019:

	Weighted Average Remaining Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(In years)	(In thousands)
Trade name and trademarks (finite life)	2.8	$5,540	$(5,026)	$514
Trade name and trademarks (indefinite life)	Indefinite	17,150	—	17,150
Non-compete agreements	4.7	7,733	(6,181)	1,552
Consumer relationships	3.7	16,200	(8,655)	7,545
Internally developed software	2.8	4,000	(3,180)	820
Other	2.2	1,000	(925)	75

Total		$51,623	$(23,967)	$27,656

Amortization expense for the nine months ended June 27, 2020 and June 29, 2019 was $1.6 million and $1.9 million, respectively. No impairment of goodwill or other intangible assets was recorded in the nine months ended June 27, 2020 and June 29, 2019.

The estimated future amortization expense related to finite-lived intangible assets on our balance sheet as of June 27, 2020 is as follows (in thousands):

Remainder of fiscal 2020	$996
2021	2,058
2022	1,936
2023	1,703
2024	1,065
Thereafter	3,090

Total	$10,848

Intangible assets also include costs associated with acquiring mailing lists for our proprietary database. As of each of June 27, 2020 and June 29, 2019, the gross amounts capitalized on the consolidated balance sheets for mailing lists were $1.6 million with a net carrying value of $0.3 million.

Note 5—Inventories, Net

	(In thousands)
As of	June 27, 2020	September 28, 2019
Raw materials	$1,404	$1,768
Finished goods	183,860	152,215
Inventory reserves	(4,156)	(4,254)

Inventories, net	$181,108	$149,729

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 6—Accrued Expenses

Accrued expenses consist of the following:

	(In thousands)
As of	June 27, 2020	September 28, 2019
Accrued payroll and employee benefits	$25,758	$14,694
Occupancy expenses	13,141	14,669
Interest	10,990	17,520
Sales taxes	15,411	9,045
Self-insurance reserves	6,639	6,242
All other current liabilities	47,359	19,951

Total	$119,298	$82,121

Note 7—Long-Term Debt

The table below presents our debt obligations as of the periods presented (in thousands):

	Effective Interest Rate (1)		June 27, 2020	September 28, 2019
Term Loan—due on August 16, 2023	3.67	%(2)	$815,349	$821,605
Senior Unsecured Notes—due on August 16, 2024	9.81	%(3)	390,000	390,000
ABL Credit Facility	1.43	%(4)	—	—

Total long-term debt			1,205,349	1,211,605
Less: current portion of long-term debt			(8,341)	(8,341)
Less: unamortized discount			(9,955)	(11,589)
Less: deferred financing charges			(4,273)	(5,182)

Long-term debt, net			$1,182,780	$1,186,493

(1)	Effective interest rates as of June 27, 2020.
(2)	Carries interest at a specified margin over LIBOR of 3.50% with a minimum rate of 0.00%.
(3)	Carries interest at a specified margin over LIBOR of 8.50% with a minimum rate of 1.00%.
(4)

Carries interest at a specific margin of 0.25% and 0.75% with respect to Base Rate loans and between 1.25% and 1.75% with respect to Eurodollar Rate loans. Subsequent to June 27, 2020, we amended our ABL Credit Facility. Please refer to Note 12 – Subsequent Events.

Repayment of the Term Loan.    We are required to make principal repayments equal to 0.25% of the Term Loan principal amount as stated in the third amendment executed February 27, 2018 on the last day of December, March, June, and September. We are also required to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement. At June 27, 2020, no amount of excess cash flows was required to be repaid.

The Term Loan does not require us to comply with any financial covenants. The Term Loan contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts, or the occurrence of a change of control. No event of default had occurred under the Term Loan as of June 27, 2020 or September 28, 2019.

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Principal maturities for the Term Loan are as follows as of June 27, 2020 (in thousands):

2020	$4,170
2021	8,341
2022	8,341
2023	794,497

Total	$815,349

Repayment of the ABL Credit Facility—We are obligated to pay the lender a commitment fee of 0.25% per annum, payable quarterly in arrears. We are also obligated to pay a commission on all outstanding letters of credit as well as customary administrative, issuance, fronting, amendment, payment, and negotiation fees. No amounts are outstanding on the $150.0 million ABL Credit Facility as of June 27, 2020 and September 28, 2019. The amount available excludes $11.6 million and $10.6 million of existing standby letters of credit as of June 27, 2020 and September 28, 2019, respectively.

The ABL Credit Facility does not require us to comply with any financial covenants. The ABL Credit Facility contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts, or the occurrence of a change of control. No event of default had occurred under the ABL Credit Facility as of June 27, 2020 and September 28, 2019.

Repayment of the Senior Unsecured Notes—The Senior Unsecured Notes are guaranteed on a senior basis by us and all our present and future domestic wholly owned subsidiaries. Interest-only payments on the Senior Unsecured Notes are payable quarterly on January 10, April 10, July 10, and October 10 of each year. The Senior Unsecured Notes bear interest of 8.50% plus LIBOR, subject to a minimum rate of 1.00%. The Senior Unsecured Notes have restrictive covenants that limit the ability to, among other things, incur or guarantee additional indebtedness or issue preferred stock; pay dividends and make other restricted payments; incur restrictions on the payment of dividends or other distributions; create or incur certain liens; make certain investments; transfer or sell assets; engage in transactions with affiliates; and merge or consolidate with other companies or transfer all or substantially all of our assets.

The entire maturity of the Senior Unsecured Notes is due in 2024.

Representations and covenants—The Term Loan, Senior Unsecured Notes, and ABL Credit Facility, contain customary representations and warranties, covenants, and conditions to borrowing. No event of default had occurred as of June 27, 2020 and September 28, 2019.

Interest Rate Cap Agreements

In March 2017, we entered into interest rate cap agreements in order to manage the variability of cash flows related to a portion of our floating rate indebtedness. Pursuant to the agreements, we have capped LIBOR at 3.00% with respect to the aggregate notional amount of $750.0 million through the expiration of the agreements in March 2021. In the event LIBOR exceeds 3.00% we will pay interest at the capped rate. In the event LIBOR is less than 3.00%, we will pay interest at the prevailing LIBOR rate.

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The fair value of the interest rate cap agreements was zero as of June 27, 2020 and September 28, 2019. We recognized a loss related to the interest rate cap agreements of zero and $4.2 million for the nine months ended June 27, 2020 and June 29, 2019, respectively, which is recorded in other expenses in the condensed consolidated statements of operations.

Note 8—Leases

Lessee Arrangements

Operating Leases

We lease certain store, office, distribution, and manufacturing facilities under operating leases that expire at various dates through September 2031.

We are obligated to make cash payments in connection with various lease obligations and purchase commitments. All of these obligations require cash payments to be made by us over varying periods of time. Certain leases are renewable at our option for periods of one to ten years. Certain of these arrangements are cancelable on short notice and others require payments upon early termination.

Future annual minimum lease payments as of June 27, 2020, are as follows (in thousands):

Remainder of fiscal 2020	$17,231
2021	66,006
2022	56,703
2023	44,641
2024	31,779
2025	17,689
Thereafter	14,651

Total	$248,700

Rent expense totaled $46.6 million and $46.8 million for the nine months ended June 27, 2020 and June 29, 2019, respectively.

Note 9 —Income Taxes

Our effective income tax rate was (38.7)% for the nine months ended June 27, 2020, compared to 99.3% for the nine months ended June 29, 2019. The difference between the statutory rate and our effective rate is primarily attributed to a decrease in the valuation allowance for our interest limitation carryforward from the impact of the CARES Act for the nine months ended June 27, 2020 and an increase in the valuation allowance for our interest limitation carryforward for the nine months ended June 29, 2019. Our effective income tax rate can fluctuate due to factors including valuation allowances, changes in tax law, federal and state audits and the impact of discrete items.

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 10—Commitments & Contingencies

Contingencies

We are defendants in lawsuits or potential claims encountered in the normal course of business. When the potential liability from a matter can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits, investigations and claims, the ultimate outcome may differ from the estimates. We do not expect that the resolutions of any of these matters will have a material effect on our consolidated financial position or results of operations. We did not record any material loss contingencies as of June 27, 2020 or as of September 28, 2019.

Our workers’ compensation insurance program, general liability insurance program, and employee group medical plan have self-insurance retention features of up to $0.4 million per event as of June 27, 2020 and September 28, 2019, respectively. We had standby letters of credit outstanding in the amounts of $11.6 million and $10.6 million as of June 27, 2020 and September 28, 2019, respectively, for the purpose of securing such obligations under our workers’ compensation self-insurance programs.

Purchase Commitments

In addition to our lease obligations, we maintain future purchase commitments to ensure our inventory and operational requirements.

Future minimum purchase commitments as of June 27, 2020 are as follows (in thousands):

Remainder of fiscal 2020	$19,680
2021	64,733
2022	26,902
2023	20,164
2024	14,463
Thereafter	—

Total	$145,942

Note 11—Related Party Transactions

In February 2017, we entered into a management services agreement with our private equity sponsors in connection with our acquisition in February 2017. The management services agreement provides that we will pay an annual fee for them to provide management and advisory services to us and our affiliates, including general management consulting services, support and analysis with respect to financing alternatives and strategic planning functions. During the nine months ended June 27, 2020 and June 29, 2019, we paid or accrued management fees in the amount of $3.2 million and $2.7 million, respectively.

In March 2013, we entered into an operating lease for our corporate headquarters with DM Ventures I, LLC. The former Chairman of our Board of Directors is one of the principals of DM Ventures I, LLC and holds a significant ownership position in the lessor entity. Aggregate rents and related costs paid to DM Ventures I, LLC for our corporate headquarters were $1.5 million and $1.3 million for the nine months ended June 27, 2020 and June 29, 2019, respectively.

LESLIE’S, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 12—Subsequent Events

On August 13, 2020, we entered into Amendment No. 4 to the Credit Agreement (the Amendment). The Amendment provides us with a $200 million asset based revolving credit facility (the ABL Credit Facility) and extends the final maturity to August 13, 2025. Amounts borrowed under the ABL Credit Facility are subject to interest at a rate per annum equal to, at the borrower’s option, either (a) LIBOR plus a margin of 1.75% to 2.00%, and subject to a LIBOR floor of 0.75%, or (b) a base rate plus a margin of 0.75% to 1.00%, in each case depending on revolving line utilization. The ABL Credit Facility also contains customary covenants that provide for, among other things, limitations on indebtedness, liens, fundamental changes, restricted payments, and customary representations and warranties and events of default typical for credit facilities of this type.

We evaluated subsequent events through August 26, 2020, the date the interim condensed consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder’s and Board of Directors of Leslie’s, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leslie’s, Inc. (the Company) as of September 28, 2019 and September 29, 2018, the related consolidated statements of operations, stockholder’s deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 28, 2019 and September 29, 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2000.

Phoenix, Arizona

August 26, 2020

LESLIE’S, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands, Except Share and Per Share Amounts)

As of	September 28, 2019	September 29, 2018
Assets
Current assets
Cash and cash equivalents	$90,899	$77,569
Accounts and other receivables, net	33,872	28,703
Inventories, net	149,729	143,222
Prepaid expenses and other current assets	7,589	5,838

Total current assets	282,089	255,332
Property and equipment, net	78,506	80,262
Goodwill and other intangibles, net	117,724	111,646
Other assets	1,402	5,920

Total assets	$479,721	$453,160

Liabilities and stockholder’s deficit
Current liabilities
Accounts payable	$68,347	$61,596
Accrued expenses	82,121	63,129
Income taxes payable	6,713	4,099
Current portion of long-term debt	8,341	8,341

Total current liabilities	165,522	137,165
Deferred tax liabilities	1,240	1,056
Long-term debt, net	1,186,493	1,189,521
Other long-term liabilities	13,823	14,367

Total liabilities	1,367,078	1,342,109

Commitments and contingencies
Stockholder’s deficit
Common stock, $0.001 par value, 1,000 shares authorized , issued, and outstanding at June 27, 2020 and September 28, 2019	—	—
Capital deficit	(279,691)	(281,821)
Retained deficit	(607,666)	(607,128)

Total stockholder’s deficit	(887,357)	(888,949)

Total liabilities and stockholder’s deficit	$479,721	$453,160

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE’S, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands, Except Share and Per Share Amounts)

Fiscal Year Ended	September 28, 2019	September 29, 2018
Sales	$928,203	$892,600
Cost of merchandise and services sold	548,463	535,464

Gross profit	379,740	357,136
Selling, general and administrative expenses	258,152	241,669

Operating income	121,588	115,467
Other expense:
Interest expense	98,578	91,656
Other expenses, net	7,453	1,759

Total other expense	106,031	93,415
Income (loss) before taxes	15,557	22,052
Income tax expense	14,855	4,926

Net income	$702	$17,126

Net income per share
Basic and diluted	$702	$17,126
Weighted average shares outstanding
Basic and diluted	1,000	1,000

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE’S, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

(Amounts in Thousands, Except Share and Per Share Amounts)

	Common Stock		Capital Deficits	Retained Deficit	Totals
	Shares	Amount
Balance, September 30, 2017	1,000	$—	$(283,606)	$(624,395)	$(908,001)
Equity-based compensation	—	—	1,785	—	1,785
Recovery of deemed distributions	—	—	—	141	141
Net income	—	—	—	17,126	17,126

Balance, September 29, 2018	1,000	—	(281,821)	(607,128)	(888,949)
Equity-based compensation	—	—	2,130	—	2,130
Payment of dividend	—	—	—	(1,240)	(1,240)
Net income	—	—	—	702	702

Balance, September 28, 2019	1,000	$—	$(279,691)	$(607,666)	$(887,357)

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE’S, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

Fiscal Year Ended	September 28, 2019	September 29, 2018
Operating Activities
Net income	$702	$17,126
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,424	31,611
Equity-based compensation	2,130	1,785
Amortization of deferred financing costs and debt discounts	3,240	3,013
Provisions for doubtful accounts	463	259
Deferred income taxes	(754)	1,405
Loss on disposition of assets	1,751	1,057
Loss on extinguishment of debt	—	488
Changes in operating assets and liabilities:
Accounts and other receivables	(5,632)	(4,304)
Inventories	(3,797)	(4,920)
Prepaid expenses and other current assets	(1,670)	289
Other assets	4,518	(2,759)
Accounts payable and accrued expenses	23,832	2,039
Income taxes payable	2,614	(3,809)

Net cash provided by operating activities	57,821	43,280

Investing Activities
Purchases of property and equipment	(27,444)	(28,786)
Acquisitions, net of cash acquired	(9,616)	(11,758)
Proceeds from disposition of fixed assets	64	325

Net cash used in investing activities	(36,996)	(40,219)

Financing Activities
Borrowings on revolving commitment	190,900	148,400
Repayments to revolving commitment	(190,900)	(148,400)
Principal payments on Term Loan	(6,255)	(23,662)
Recovery of deemed distribution	—	141
Payment of dividend	(1,240)	—
Payment of deferred financing costs	—	(865)

Net cash used in financing activities	(7,495)	(24,386)

Net increase (decrease) in cash and cash equivalents	13,330	(21,325)
Cash and cash equivalents, beginning of period	77,569	98,894

Cash and cash equivalents, end of period	$90,899	$77,569

Supplemental Disclosure of Cash Payments for:
Interest	$90,478	$90,055
Income taxes	12,944	7,329

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Business and Operations

Leslie’s, Inc. (“Leslie’s,” “we,” “our,” “us,” “its,” or the “Company”) is the leading direct-to-consumer pool and spa care brand. We market and sell pool and spa supplies and related products and services, which primarily consist of maintenance items such as chemicals, equipment and parts, cleaning accessories, as well as safety, recreational, and fitness-related products. We currently market our products through 952 company-operated locations in 36 states and e-commerce websites.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

We prepared the consolidated financial statements following U.S. generally accepted accounting principles (“GAAP”). The financial statements include all normal and recurring adjustments that are necessary for a fair presentation of our financial position and operating results. The consolidated financial statements include the accounts of Leslie’s, Inc. and our subsidiaries.

All significant intercompany accounts and transactions have been eliminated.

Fiscal Periods

We operate on a fiscal calendar that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to September 30th. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. References to fiscal 2019 and fiscal 2018 refer to the 52 weeks ended September 28, 2019 and September 29, 2018, respectively.

Use of Estimates in the Preparation of Financial Statements

To prepare financial statements that conform to GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Our most significant estimates relate to the allowance for doubtful accounts, inventory obsolescence reserves, vendor programs, income taxes, self-insurance, and goodwill impairment evaluations. We continually review our estimates and make adjustments as necessary, but actual results could be significantly different from what we expected when we made these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market funds and credit and debit card transactions. Our cash balance at financial institutions may exceed the FDIC insurance coverage limit. We consider all investments with an original maturity of three months or less and money market funds to be cash equivalents. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from financial intermediaries for these transactions classified as cash and cash equivalents totaled $5.7 million at September 28, 2019 and September 29, 2018.

Fair Value Measurements

We measure certain financial instruments and other items at fair value.

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

To determine the fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability.

The fair value hierarchy is as follows, of which the first two are considered observable and the last unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Value is determined using pricing models, discounted cash flow methodologies, or similar techniques and also includes instruments for which the determination of fair value requires significant judgment or estimation.

As of September 28, 2019 and September 29, 2018, we held $85.5 million and $73.0 million, respectively, in money market funds that are required to be measured at fair value on a recurring basis. These assets were determined to be Level 1 assets as they are actively traded and are classified as cash and cash equivalents.

Fair Value of Financial Instruments

We evaluate our financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification for each reporting period within the fair value hierarchy.

The fair value of the Term Loan due in 2023 was determined to be $783.6 million at September 28, 2019. Fair value of the Senior Unsecured Notes (see Note 8) at September 28, 2019 and September 29, 2018 was estimated to be $390.0 million. These fair value estimates, determined to be Level 2, are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value of the interest rate cap agreements (see Note 8), determined to be Level 2, and is included in other assets on the consolidated balance sheets as of September 28, 2019 and September 29, 2018. Changes in fair value of the interest rate cap are recorded in other expenses in the consolidated statement of operations.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term maturity of these instruments.

There were no transfers between levels in the fair value hierarchy during the fiscal years ended September 28, 2019 and September 29, 2018, respectively.

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Vendor Rebates

Many of our vendor arrangements provide for us to receive specified amounts of consideration when we achieve various measures. These measures generally relate to the volume level of purchases from our vendors. We account for vendor programs as a reduction of the prices of the vendor’s products and therefore a reduction of inventory until we sell the product, at which time we recognize such consideration as a reduction of cost of merchandise and services sold in our consolidated statement of operations. Accounts and other receivables include vendor rebate receivables of $16.7 million and $13.0 million as of September 28, 2019 and September 29, 2018, respectively.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is calculated based on historical experience, counterparty credit risk, consumer credit risk and application of the specific identification method and was not material in fiscal 2019 or 2018.

Inventories, Net

Inventories are stated at the lower of cost or market. We value inventory using the weighted-average cost method. We evaluate inventory for excess and obsolescence and record necessary reserves. When an inventory item is sold or disposed, the associated reserve is released at that time.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Costs of normal maintenance and repairs are charged to expense as incurred. Major replacements or improvements of property and equipment are capitalized. When items are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in the consolidated statements of operations.

Depreciation and amortization are computed using the straight-line method. These charges are based on the following range of useful lives:

Buildings and improvements	5–39 years
Vehicles, machinery, and equipment	3–10 years
Office furniture and equipment	3–7 years
Leasehold improvements	5–10 years, not to exceed the lease life

We evaluate events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted future cash flows derived from their use and eventual disposition. For purposes of this assessment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the sum of the undiscounted future cash flows is less than the carrying amount of an asset, we record an impairment loss for the amount by which the carrying amount of the assets exceeds its fair value. We recorded an impairment charge of $1.2 million and $0.7 million in fiscal 2019 and 2018, respectively. The impairment charge is recorded in selling, general and administrative expenses in the consolidated statements of operations.

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Internal Use Software

Expenditures for software developed for internal use are capitalized and amortized over a five-year period on a straight-line basis. Our policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, we also capitalize certain payroll and payroll-related costs for employees who are directly associated with internal use computer software development projects. The amount of payroll costs capitalized with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

Capitalized software additions were $4.0 million and $2.7 million in fiscal 2019 and 2018, respectively. Capitalized software amortization totaled approximately $8.7 million and $6.6 million in fiscal 2019 and 2018, respectively. Capitalized software and development costs remaining to be amortized were approximately $6.4 million and $4.5 million, as of September 28, 2019 and September 29, 2018, respectively.

Goodwill and Other Intangibles, net

Goodwill and intangible assets are recorded at cost, or at their estimated fair values at the date of acquisition. We review goodwill and indefinite lived intangible assets for impairment annually (in the fourth quarter) or on an interim basis whenever events or changes in circumstances indicate the fair value of such assets may be below their carrying amount.

We may first make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. The qualitative impairment assessment includes considering various factors including macroeconomic conditions, industry and market conditions, cost factors, a sustained share price or market capitalization decrease, and any reporting unit specific events. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the quantitative impairment assessment is not required. If the qualitative assessment indicates it is more likely than not that a reporting unit’s fair value is not greater than its carrying value, we must perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare the fair value of the reporting unit to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss.

Similar to our test for impairment of goodwill, we may first make a qualitative assessment of whether it is more likely than not that an indefinite lived intangible assets’ fair value is less than its carrying value to determine whether it is necessary to perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare their estimated fair values to their carrying values. We would recognize an impairment charge when the estimated fair value of the indefinite lived intangible asset is less than its carrying value. We annually evaluate whether the trade names continue to have an indefinite life.

Finite-lived intangible assets are amortized to reflect the pattern of economic benefits consumed. We evaluate amortizable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Intangible assets useful lives are reviewed annually.

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After we made our qualitative assessments it was determined that there were no impairment charges related to goodwill or other indefinite lived intangible assets during the years ended September 28, 2019 and September 29, 2018.

Corporate Headquarters Lease Accounting

In March 2013, we entered into a 13 year lease agreement for our new corporate headquarters in Phoenix, Arizona. The lease agreement was with a third party that had purchased a shell building and made significant improvements to the space prior to us occupying it. We moved into the space in February 2014.

As a result of our involvement during the construction period, we were deemed to be the accounting owner of the construction project under lease accounting guidance. Upon completion of construction in February 2014, we did not meet the sale-leaseback criteria for de-recognition of the building; therefore, in accordance with applicable accounting guidance, the building and related assets subject to the lease are reflected on our consolidated balance sheets and will be depreciated over their respective useful lives. At completion of the construction of the building, we recorded a $6.4 million asset, which includes the fair value of the building shell and structural construction costs incurred by the landlord and us. Further, a $5.5 million liability was recorded representing the determined present value of the lease payments associated with the building.

Monthly lease payments are allocated between the land element of the lease (which is accounted for as an operating lease) and the liability recorded. The liability is amortized using the effective interest method and the interest rate is determined in accordance with the requirements of sale-leaseback accounting. Monthly lease payments, net of the land element portion of the lease, are considered to be an interest expense, that reduces the financing liability balance once the payment is made. At the end of the initial lease term, if we decide not to renew the lease, the net book value of the asset and the corresponding liability would be removed from our consolidated balance sheets.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets, including the benefit of net operating loss and tax credit carryforwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if it is deemed more likely than not that such assets will not be realized. We consider several factors in evaluating the realizability of our deferred tax assets, including the nature, frequency and severity of recent losses, the remaining years available for carryforwards, changes in tax laws, the future profitability of the operations in the jurisdiction, and tax planning strategies. Our judgments and estimates concerning realizability of deferred tax assets could change if any of the evaluation factors change, resulting in an increase or decrease to income tax expense in any period.

The ultimate realization of deferred tax assets can be dependent upon the generation of future taxable income during the periods in which the associated temporary differences became deductible. On a quarterly basis, we evaluate whether it is more likely than not that our deferred tax assets will be realized in the future and conclude whether a valuation allowance must be established.

We record a liability for uncertain tax positions to the extent a tax position taken or expected to be taken in a tax return does not meet certain recognition or measurement criteria. Considerable

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management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings, as well as to the expiration of statutes of limitations in the numerous and varied jurisdictions in which we operate. Our judgments and estimates may change as a result of the evaluation of new information, such as the outcome of tax audits or changes to or further interpretations of tax laws and regulations, resulting in an increase or decrease to income tax expense in any period. Interest and penalties accrued, if any, relating to uncertain tax positions will be recognized as a component of the income tax provision.

We determined there were no material uncertain tax positions as of September 28, 2019 and September 29, 2018.

Sales

We recognize product sales upon purchase of merchandise by the consumer. Sales related to services are recognized as persuasive evidence of an arrangement with a consumer exists, services are performed, the fee is fixed or determinable, and collection is probable. Terms are customarily point of sale or free on board shipping point, net of related discounts and sales tax. When we receive payment from a consumer before the consumer has taken possession of the merchandise or the service has been performed, the amount received is recorded as deferred revenue until the sale or service is complete. We do not provide an estimated allowance for sales returns or chargebacks, as they have been determined to be immaterial.

Cost of Merchandise and Services Sold

Cost of merchandise and services sold reflects the direct cost of purchased merchandise, costs to package certain chemical products, including direct materials and labor, costs to provide services, including labor and materials, as well as distribution and occupancy costs. Distribution costs include warehousing and transportation expenses, including costs associated with third-party fulfillment centers. Occupancy costs include the rent, common area maintenance, real estate taxes, and depreciation and amortization costs of all retail locations.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include selling and operating expenses at our retail locations and corporate-level general and administrative expenses. Selling and operating expenses at retail locations include payroll, bonus and benefit costs for personnel, supplies, and credit and debit card processing costs. Corporate expenses include payroll, bonus, and benefit costs for our corporate and field support functions, marketing and advertising, insurance, utilities, occupancy costs related to our corporate office facilities, professional services, and depreciation and amortization for all assets, except those related to our retail locations and distribution operations, which are included in cost of merchandise and services sold.

Consumer Loyalty Program

Our consumer loyalty program is a program that enables consumers to earn reward points based on their purchases. We accrue the cost of anticipated redemptions related to this program at the time of the initial purchase based on historical experience. The accrued liability related to this loyalty program at September 28, 2019 and September 29, 2018 was not material.

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Shipping and Handling Costs

We record shipping and handling costs paid by consumers as sales. The costs for shipping and handling are charged to cost of merchandise and services sold.

Advertising

We expense advertising costs as incurred. Advertising costs for fiscal 2019 and 2018 were approximately $18.0 million and $21.9 million, respectively, and are shown net of cooperative advertising of $1.6 million and $1.4 million for these periods, respectively.

Equity-Based Compensation

We recognize equity-based compensation expense based on the fair value of the awards at the grant date. We use the Black-Scholes model, which uses certain subjective assumptions in determining the fair value of the awards. Compensation cost is recognized ratably over the vesting period of the related equity-based compensation award.

Self-Insurance Reserves

We are self-insured for losses relating to workers’ compensation, general liability, and employee medical. Stop-loss coverage has been purchased to limit exposure to any material level of claims. Self-insured liabilities include our estimates of the aggregate ultimate losses and claims incurred but not reported using historical experience.

Business Combinations

We account for business combinations using the acquisition method of accounting. This method requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed is recorded as goodwill.

We use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed as of the acquisition date. Our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent we identify adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the fair values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations. Our consolidated financial statements include the results of operations from the date of acquisition for each business combination.

We expense all acquisition-related costs as incurred in selling, general and administrative expenses in the consolidated statements of operations.

Segment Reporting

Our Chief Operating Decision Maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and assessing

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performance. We operate all of our locations in the United States and offer consumers similar products, services, and methods of distribution through our retail locations and e-commerce websites. As a result, we have a single reportable segment.

Net Income Per Share

We calculate net income per share by dividing the net income or loss by the weighted average number of common shares outstanding. We had no potentially dilutive securities for any periods presented.

Recent Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). This ASU provides temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning as of its date of effectiveness, March 12, 2020. The guidance is temporary and can be applied through December 31, 2022. We do not expect this ASU to have a material effect on our condensed consolidated financial statements in the future.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”), which generally aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. We adopted this ASU prospectively. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement to add, remove, and modify fair value measurement disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of implementation of this ASU on our consolidated financial statements.

In May 2017, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. This ASU will be effective for our fiscal year ending on October 2, 2021 with early adoption permitted. We are currently evaluating the impact of implementation of this ASU on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the goodwill impairment test, eliminating the requirement for an entity to determine the fair value of its assets and liabilities at the impairment testing date following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, an entity will be required to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will be required to recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. We early adopted this ASU effective October 1, 2017. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will require entities to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial instruments measured at amortized cost and also applies to some off-balance sheet credit exposures. The ASU is effective for annual and interim reporting periods beginning after December 15, 2021, with early adoption permitted. We are currently evaluating the impact of implementation of this ASU on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under this ASU, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. The ASU offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods beginning after December 15, 2020, with early adoption permitted. We are currently evaluating the impact that the ASU will have on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09 companies may use either a full retrospective or a modified retrospective approach. This ASU will be effective for our fiscal year ending on October 2, 2021 with early adoption permitted. We are evaluating the provisions of this ASU and will utilize the modified retrospective method. We are currently evaluating the timing and impact of the adoption of the new standard on our consolidated financial statements.

Note 3—Business Combinations

Fiscal 2019 Acquisition

In January 2019, we acquired a retailer of supplies and services for swimming pools, hot tubs, barbecues and fireplaces. The acquisition included nine locations in the Pacific Northwest and expanded our presence to 36 states. The acquisition did not have a material impact on our financial position or results of operations. Our consolidated financial statements include the results of operations of the acquisition from the date of acquisition. The goodwill resulting from the acquisition is deductible for income tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal 2018 Acquisitions

In January 2018, we completed the acquisition of a retailer of swimming pool and spa supplies, spas and above-ground pools, and related equipment. The acquisition included five locations in Pennsylvania and related warehouses and a corporate office. We also acquired the real estate related to two stores.

In May 2018, we acquired a pool and spa parts distributor in Arizona. The acquisition included inventory and assets at leased facilities located in Arizona and Tennessee.

The acquisitions did not have a material impact on our financial position or results of operations, either individually or in the aggregate. Our consolidated financial statements included the results of operations for the acquisitions from the date of each acquisition. The goodwill resulting from these acquisitions are deductible for income tax purposes. The purchase accounting for these acquisitions is complete.

Note 4—Goodwill and Other Intangibles, Net

Goodwill

The changes in the carrying amount of goodwill for fiscal 2019 and 2018 are as follows (in thousands):

Balance, September 30, 2017	$81,919
Acquisitions	2,289
Other adjustments	310

Balance, September 29, 2018	84,518
Acquisitions	4,283
Other adjustments	938

Balance, September 28, 2019	$89,739

Other Intangible Assets

Our other intangible assets are as follows as of September 28, 2019:

	Weighted Average Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(In years)	(In thousands)
Trade name and trademarks (finite life)	2.8	$5,540	$(5,026)	$514
Trade name and trademarks (indefinite life)	Indefinite	17,150	—	17,150
Non-compete	4.7	7,733	(6,181)	1,552
Consumer relationships	3.7	16,200	(8,655)	7,545
Internally developed software	2.8	4,000	(3,180)	820
Other	2.2	1,000	(925)	75

Total		$51,623	$(23,967)	$27,656

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Our other intangible assets are as follows as of September 29, 2018:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Trade name and trademarks (finite life)	$5,540	$(4,900)	$640
Trade name and trademarks (indefinite life)	16,050	—	16,050
Non-compete	6,833	(5,474)	1,359
Consumer relationships	14,800	(7,329)	7,471
Internally developed software	4,000	(2,857)	1,143
Other	1,000	(881)	119

Total	$48,223	$(21,441)	$26,782

Other intangible assets amortization expense was $2.5 million and $3.8 million in fiscal 2019 and 2018, respectively.

Estimated future amortization of the other intangible assets for the next five years as of September 28, 2019 is as follows (in thousands):

Fiscal Year Ended
2020	$2,046
2021	1,877
2022	1,786
2023	1,553
2024	915
Thereafter	2,329

Total	$10,506

Intangible assets also include costs associated with acquiring mailing lists for our proprietary database. As of September 28, 2019 and September 29, 2018, the gross amounts capitalized on the consolidated balance sheets for mailing lists were $1.6 million and $1.5 million, respectively.

Note 5—Inventories, Net

	(In thousands)
As of	September 28, 2019	September 29, 2018
Raw materials	$1,768	$2,787
Finished goods	152,215	144,752
Inventory reserves	(4,254)	(4,317)

Total inventories, net	$149,729	$143,222

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory excess and obsolescence reserves consist of the following:

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		Charged to Costs and Expenses	Sale or Disposal of Inventories
	(In Thousands)
Fiscal 2018	$3,382	$1,019	$(856)	$3,545

Fiscal 2019	$3,545	$1,345	$(1,268)	$3,622

Note 6—Property and Equipment

Property and equipment consist of the following:

	(In thousands)
As of	September 28, 2019	September 29, 2018
Land	$5,813	$5,813
Buildings and improvements	15,976	17,418
Vehicles, machinery, and equipment	34,831	31,978
Leasehold improvements	166,640	158,503
Office furniture, equipment, and other	146,455	135,083
Software and construction in process	6,769	3,754

	376,484	352,549
Less: accumulated depreciation and amortization	(297,978)	(272,287)

Total	$78,506	$80,262

Depreciation and amortization expense on property and equipment was $27.9 million and $27.7 million in fiscal 2019 and 2018, respectively.

Software and construction in process is primarily composed of internal use software currently being developed and leasehold improvements related to new or remodeled stores where construction had not been completed by the end of the period.

Note 7—Accrued Expenses

Accrued expenses consist of the following (in thousands):

As of	September 28, 2019	September 29, 2018
Accrued payroll and employee benefits	$14,694	$11,139
Occupancy expenses	14,669	6,763
Interest	17,520	13,681
Sales taxes	9,045	6,777
Self-insurance reserves	6,242	5,191
All other current liabilities	19,951	19,578

Total accrued expenses	$82,121	$63,129

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Long-Term Debt

The table below presents our debt obligations as of the periods presented (in thousands):

As of	Effective Interest Rate(1)		September 28, 2019	September 29, 2018
Term Loan—due on August 16, 2023	5.76	%(2)	$821,605	$827,861
Senior Unsecured Notes—due on August 16, 2024	10.84	%(3)	390,000	390,000
ABL Credit Facility	3.28	%(4)	—	—

Total long-term debt			1,211,605	1,217,861
Less: current portion of long-term debt			(8,341)	(8,341)
Less: unamortized discount			(11,589)	(13,643)
Less: deferred financing charges			(5,182)	(6,356)

Long-term debt, net			$1,186,493	$1,189,521

(1)	Effective interest rates as of September 28, 2019.
(2)

Carries interest at a specified margin over LIBOR of 3.50% with a minimum rate of 0.00%. Prior to February 27, 2018, the Term Loan carried interest with a specified margin over LIBOR of 3.75% with a minimum rate of 1.00%.

(3)	Carries interest at a specified margin over LIBOR of 8.50% with a minimum rate of 1.00%.
(4)

Carries interest at a specific margin of 0.25% and 0.75% with respect to Base Rate loans and between 1.25% and 1.75% with respect to Eurodollar Rate loans. Subsequent to September 28, 2019, we amended our existing ABL Credit Facility. Please refer to Note 15—Subsequent Events.

Loss on extinguishment/modification of debt—On February 27, 2018, we amended the Term Loan including the incremental term loan, which resulted in a $0.5 million loss on debt extinguishment related to the underlying loan tranches repaid in connection with the amendment.

We capitalize financing costs we incur related to implementing and in certain circumstances, amending our debt arrangements. We record any financing costs associated with our Term Loan and Senior Unsecured Notes as a reduction of long-term debt, net on our consolidated balance sheet and amortize them over the contractual life of the related debt arrangements. The table below summarizes changes in deferred financing costs associated with our Term Loan and Senior Unsecured Notes for the periods presented (in thousands):

As of	September 28, 2019	September 29, 2018
Deferred financing costs
Balance, beginning of year	$6,356	$6,843
Financing costs deferred	10	605
Less: amortization expense	(1,184)	(1,092)

Deferred financing costs, net of accumulated amortization	$5,182	$6,356

We record any financing costs associated with our ABL Credit Facility in other assets on our consolidated balance sheets and amortize them over the contractual life of the related debt arrangement.

Repayment of the Term Loan—We are required to make principal repayments equal to 0.25% of the Term Loan principal amount as stated in the third amendment executed February 27, 2018 on the

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last day of December, March, June, and September. We are also required to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement. As of September 28, 2019, no amount of excess cash flows was required to be repaid.

The Term Loan does not require us to comply with any financial covenants. The Term Loan contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts, or the occurrence of a change of control. No event of default had occurred under the Term Loan as of September 28, 2019 or September 29, 2018.

Principal maturities for the Term Loan are as follows as of September 28, 2019 (in thousands):

2020	$10,426
2021	8,341
2022	8,341
2023	794,497

Total	$821,605

Repayment of the ABL Credit Facility—We are obligated to pay the lender a commitment fee of 0.25% per annum, payable quarterly in arrears. We are also obligated to pay a commission on all outstanding letters of credit as well as customary administrative, issuance, fronting, amendment, payment, and negotiation fees. No amounts are outstanding on the $150.0 million ABL Credit Facility as of September 28, 2019 and September 29, 2018. The amount available excludes $10.6 million and $9.6 million of existing standby letters of credit as of September 28, 2019 and September 29, 2018, respectively.

The ABL Credit Facility does not require us to comply with any financial covenants. The ABL Credit Facility contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts, or the occurrence of a change of control. No event of default had occurred under the ABL Credit Facility as of September 28, 2019 or September 29, 2018.

Repayment of the Senior Unsecured Notes—The Senior Unsecured Notes are guaranteed on a senior basis by us and all our present and future domestic wholly owned subsidiaries. Interest-only payments on the Senior Unsecured Notes are payable quarterly on January 10, April 10, July 10, and October 10 of each year. The Senior Unsecured Notes bear interest of 8.50% plus LIBOR, subject to a minimum rate of 1.00%. The Senior Unsecured Notes have restrictive covenants that limit the ability to, among other things, incur or guarantee additional indebtedness or issue preferred stock; pay dividends and make other restricted payments; incur restrictions on the payment of dividends or other distributions; create or incur certain liens; make certain investments; transfer or sell assets; engage in transactions with affiliates; and merge or consolidate with other companies or transfer all or substantially all of our assets.

The entire maturity of the Senior Unsecured Notes is due in 2024.

Representations and covenants—The Term Loan, Senior Unsecured Notes, and ABL Credit Facility contain customary representations and warranties, covenants, and conditions to borrowing. No event of default had occurred as of September 28, 2019 or September 29, 2018.

Substantially all of our assets are pledged as collateral to secure our indebtedness under our long-term debt agreements.

Interest Rate Cap Agreements

In March 2017, we entered into interest rate cap agreements in order to manage the variability of cash flows related to a portion of our floating rate indebtedness. Pursuant to the agreements, we have

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

capped LIBOR at 3.00% with respect to the aggregate notional amount of $750.0 million through the expiration of the agreements in March 2021. In the event LIBOR exceeds 3.00% we will pay interest at the capped rate plus the applicable margin. In the event LIBOR is less than 3.00%, we will pay interest at the prevailing LIBOR rate plus the applicable margin.

The fair value of the interest rate cap agreements was zero and $4.3 million as of September 28, 2019 and September 29, 2018, respectively, and is recorded in other assets on the consolidated balance sheets. We recognized a (loss) gain related to the interest rate cap agreements of $(4.3) million and $3.0 million in fiscal 2019 and 2018, respectively, which is recorded in other expenses in the consolidated statement of operations.

Note 9—Leases

We lease certain store, office, distribution, and manufacturing facilities under operating leases that expire at various dates through September 2031.

We are obligated to make cash payments in connection with various lease obligations and purchase commitments. All of these obligations require cash payments to be made by us over varying periods of time. Certain leases are renewable at our option for periods of one to ten years. Certain of these arrangements are cancelable on short notice and others require payments upon early termination.

Future annual minimum lease payments as of September 28, 2019, are as follows (in thousands):

2020	$66,571
2021	57,868
2022	47,460
2023	35,490
2024	23,610
Thereafter	23,207

Total	$254,206

Rent expense totaled $63.6 million and $59.9 million in fiscal 2019 and 2018, respectively.

Note 10—Income Taxes

The provision for income taxes comprises the following:

	(In thousands)
	Fiscal 2019	Fiscal 2018
Current
Federal	$14,072	$966
State	1,537	2,555

Total Current	15,609	3,521

Deferred
Federal	(418)	2,752
State	(336)	(1,347)

Total Deferred	(754)	1,405

Total income tax provision	$14,855	$4,926

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes to the amount computed at the federal statutory rate is as follows:

	(In thousands)
	Fiscal 2019	Fiscal 2018
Federal income tax at statutory rate	$3,198	$(190)
Permanent difference	286	27
Change in valuation allowance	11,060	5,738
State taxes, net of federal benefit	208	891
Federal rate change	—	(1,540)
Other	103	—

Total income tax provision	$14,855	$4,926

Our effective rate for fiscal 2019 was 103.7%. The increase in valuation allowance accounts for 72.6% of the overall effective rate. This increase is related to uncertainty about our ability to realize interest limitation carryforwards that have resulted from the impact of U.S. Tax Reform and the new provisions of Internal Revenue Code Section 163(j).

The Tax Cuts and Jobs Act (The Act) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21%, effective January 1, 2018, limits deductions for, among other things, interest expense and entertainment while enhancing deductions for equipment and other fixed assets. Our federal income tax at the statutory rate was a benefit in fiscal 2018, despite taxable income in fiscal 2018, due to the timing of The Act and the related decrease in corporate tax rate.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are summarized below.

	(In thousands)
As of	September 28, 2019	September 29, 2018
Deferred tax assets:
Compensation accruals	$948	$1,061
Deferred rent	1,228	1,427
Inventory	681	738
Interest limitation	17,886	5,738
Property, plant, and equipment	590	1,385

Total deferred tax assets	21,333	10,349
Deferred tax liabilities:
Intangibles	(2,456)	(1,069)
Reserves and other accruals	(2,673)	(3,260)
Deferred financing cost	(646)	(1,337)

Total deferred tax liabilities	(5,775)	(5,666)
Valuation allowance	(16,798)	(5,738)

Deferred tax liabilities, net	$(1,240)	$(1,055)

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. We are projecting future taxable income, however, the interest expense limitation passed in the Act created a deferred tax asset for the years ended September 28, 2019 and September 29, 2018, that we do not anticipate realizing in the immediate future. As of September 28, 2019 and September 29, 2018, we recorded a valuation allowance of $16.8 million and $5.7 million, respectively, for our U.S. deferred tax asset related to our interest expense limitation only.

Valuation Allowance consists of the following:

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
	(In Thousands)
Fiscal 2018	$—	$5,738	$—	$5,738

Fiscal 2019	$5,738	$11,060	$—	$16,798

We are subject to U.S. federal and state taxes in the normal course of business and our income tax returns are subject examination by the relevant tax authorities. With few exceptions, we are no longer subject to U.S. federal examinations by taxing authorities for calendar years before 2016 and no longer subject to state examinations for calendar years before 2015.

We have not identified any material uncertain tax positions.

Note 11—Commitments & Contingencies

Contingencies

We are defendants in lawsuits or potential claims encountered in the normal course of business. When the potential liability from a matter can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits, investigations and claims, the ultimate outcome may differ from the estimates. We do not expect that the resolutions of any of these matters will have a material effect on our consolidated financial position or results of operations. We did not record any material loss contingencies as of September 28, 2019 or as of September 29, 2018.

Our workers’ compensation insurance program, general liability insurance program, and employee group medical plan have self-insurance retention features of $0.4 million per event as of September 28, 2019 and September 29, 2018, respectively. We had standby letters of credit outstanding in the amounts of $10.6 million and $9.6 million as of September 28, 2019 and September 29, 2018, respectively, for the purpose of securing such obligations under our workers’ compensation self-insurance programs.

Purchase Commitments

In addition to our lease obligations, we maintain future purchase commitments to ensure our inventory and operational requirements.

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum purchase commitments as of September 28, 2019 are as follows (in thousands):

2020	$89,919
2021	26,069
2022	—
2023	—
2024	—
Thereafter	—

Total	$115,988

Note 12—401(K) Plan

We provide for the benefit of our employees a voluntary defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. The plan covers all eligible employees and provides for a matching contribution by us of 50% of each participant’s contribution up to 4% of the individual’s compensation as defined. The expenses related to this plan were $1.0 million and $1.1 million in fiscal 2019 and 2018, respectively.

Note 13—Related Party Transactions

In February 2017, we entered into a management services agreement with our private equity sponsors in connection with our acquisition in February 2017. The management services agreement provides that we will pay an annual fee for them to provide management and advisory services to us and our affiliates, including general management consulting services, support and analysis with respect to financing alternatives and strategic planning functions. During fiscal 2019 and 2018, we paid or accrued management fees in the amount of $4.5 million and $3.2 million, respectively.

In March 2013, we entered into an operating lease for our corporate headquarters with DM Ventures I, LLC. The former Chairman of our Board of Directors is one of the principals of DM Ventures I, LLC and holds a significant ownership position in the lessor entity. Aggregate rents paid to DM Ventures I, LLC for Leslie’s corporate headquarters were $1.6 million in fiscal 2019 and $1.6 million in fiscal 2018, respectively.

Note 14—Equity-Based Compensation

Incentive Unit Grant Agreements

Our Parent has granted profits interests to our employees through Incentive Unit Grant Agreements. The units have economic characteristics similar to stock options and have the right to share in the appreciation of the equity value of our Parent. The sole asset of our Parent is indirect ownership of Leslie’s, Inc. We concluded such units are classified as equity awards. The awards are spread over two tiers, a service-based (time) award tier and a performance-based award tier; the service-based awards vest over a four-year period at a rate of 25% annually on each anniversary of the date of grant. The performance-based awards vest based on performance conditions as defined in the Incentive Unit Grant Agreements. We recognized equity-based compensation on a straight-line basis for service-based awards.

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the awards is estimated on the date of grant using the Black-Scholes option pricing model, which treats the Incentive Unit Grant Agreements as implicit call options with exercise prices determined based on their respective rights to participate in distributions. The Black-Scholes option pricing model requires the use of a number of assumptions, including expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the historic volatility of a basket of certain publicly traded comparable companies. The expected term of the awards is equal to the vesting term and represents the estimated period of time until liquidity. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the unit. Our Parent does not intend to pay any dividends in the future to ultimate shareholders who hold the type of security subject to the unit arrangement. Due to the absence of a public market for our Parent’s equity, the fair value of the profit interests has historically been determined by the General Partner of our Parent on each grant date.

For fiscal 2019 and 2018, we recognized $2.1 million and $1.8 million in compensation expense related to service-based Incentive Unit Grants. The performance-based Incentive Unit Grants were not deemed probable of achievement as of September 28, 2019 or September 29, 2018 and no expense has been recorded.

The fair value of Incentive Units granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions. A summary of Incentive Unit activity and assumptions are as follows:

Fiscal Year Ended	September 28, 2019	September 29, 2018
Expected volatility	22.9%	21.0%
Risk-free interest rate	2.5%	2.2%
Dividend yield	0.0%	0.0%
Expected term (in years)	4.0	4.0
Weighted-average fair value per Incentive Unit granted	$1.69	$1.54

We granted 2,040,923 service-based Incentive Units and 1,360,615 performance-based Incentive Units during fiscal 2019. We granted 612,000 service-based Incentive Units and 408,000 performance-based Incentive Units during fiscal 2018.

A summary of Incentive Unit activity is as follows:

Number of Incentive Units
Outstanding, September 30, 2017	7,841,743
Granted	1,020,000
Exercised	—
Forfeited	(915,750)

Outstanding, September 29, 2018	7,945,993
Granted	3,401,538
Exercised	—
Forfeited	(836,500)

Outstanding, September 28, 2019	10,511,031

Vested, September 29, 2018	1,163,512
Vested, September 28, 2019	1,993,273

LESLIE’S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amount of unrecognized equity-based compensation for unvested service-based Incentive Units was $5.4 million as of September 28, 2019, which is expected to be recognized over approximately four years.

Note 15—Subsequent Events

In October 2019, we acquired a business for total consideration of $6.2 million.

On August 13, 2020, we entered into Amendment No. 4, to extend the final maturity to the Credit Agreement (the Amendment). The Amendment provides us with a $200 million asset based revolving credit facility (the ABL Credit Facility) and extends the final maturity to August 13, 2025. Amounts borrowed under the ABL Credit Facility are subject to interest at a rate per annum equal to, at the borrower’s option, either (a) LIBOR plus a margin of 1.75% to 2.00%, and subject to a LIBOR floor of 0.75%, or (b) a base rate plus a margin of 0.75% to 1.00%, in each case depending on revolving line utilization. The ABL Credit Facility also contains customary covenants that provide for, among other things, limitations on indebtedness, liens, fundamental changes, restricted payments, and customary representations and warranties and events of default typical for credit facilities of this type.

We evaluated subsequent events through August 26, 2020, the date the consolidated financial statements were available to be issued.

             Shares

Leslie’s, Inc.

Common Stock

Preliminary Prospectus

            , 2020

Until                , 2020, all dealers that buy, sell, or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows (in thousands):

SEC registration fee	$
FINRA filing fee
Listing fees and expenses
Transfer agent and registrar fees and expenses
Printing fees and expenses
Legal fees and expenses
Accounting expenses
Miscellaneous expenses

Total	$

Item 14. Indemnification of Directors and Officers.

Limitation of Personal Liability of Directors and Indemnification

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding; and provided, further, that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board of directors.

In addition, our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by law. Under our bylaws, we are also expressly required to advance certain expenses to our directors and officers and we are permitted to, and currently intend to, carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Item 17. Undertakings.

(i)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(ii)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(iii)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation, as amended to date and as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation, to be effective upon the completion of the offering

3.3*	Bylaws, as currently in effect

3.4*	Form of Amended and Restated Bylaws, to be effective upon the completion of this offering

4.1*	Form of Certificate of Common Stock

4.2*	Registration Rights and Coordination Agreement between Leslie’s, Inc. and certain investors

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Form of Indemnification Agreement between Leslie’s, Inc. and its directors and officers

10.2#*	2020 Equity Incentive Plan and related form agreements

10.3#*	Form of Stock Option Agreement pursuant to 2020 Incentive Award Plan

10.4#*	Form of Restricted Stock Unit Agreement pursuant to 2020 Incentive Award Plan

10.5#*	Employment Agreement, dated as of January 6, 2020, by and between Leslie’s Poolmart, Inc. and Michael R. Egeck

10.6#*	Amended and Restated Employment Agreement, dated as of October 1, 2019, by and among Leslie’s Poolmart, Inc., Leslie’s Holdings, Inc. and Steven L. Ortega

10.7#*	Amended and Restated Employment Agreement, dated as of November 9, 2017, by and among Leslie’s Poolmart, Inc., Leslie’s Holdings, Inc. and Steven M. Weddell.

10.8*	Term Loan Credit Agreement, dated as of August 16, 2016, as amended by Incremental Amendment No. 1, dated as of January 26, 2017, Amendment No. 2, dated as of February 16, 2017, and Amendment No. 3, dated as of February 26, 2018, among Leslie’s Poolmart, Inc., Leslie’s Holdings, Inc., the lenders party thereto from time to time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent

10.9*	Credit Agreement entered into as of October 16, 2012, and amended by Amendment No. 1, dated as of August 16, 2016, Amendment No. 2, dated as of September 29, 2016, Amendment No. 3, dated as of January 13, 2017, and Amendment No. 4, dated as of August 13, 2020, among Leslie’s Poolmart, Inc, the subsidiary borrowers from time to time party thereto, Leslie’s Holdings, Inc., each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent

21.1*	Subsidiaries of Registrant

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3*	Consent of P.K. Data, Inc.

24.1*	Power of Attorney (included on signature page of this Registration Statement)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in                     , on                     , 2020.

LESLIE’S, INC.

By:
Name: Michael R. Egeck Title: Chief Executive Officer

Each person whose signature appears below constitutes and appoints Steven M. Weddell and Brad A. Gazaway, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this Registration Statement and (ii) additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Steven L. Ortega	Executive Chairman	,2020

Michael R. Egeck	Chief Executive Officer (Principal Executive Officer) and Director	,2020

Steven M. Weddell	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	,2020

Scott A. Dahnke	Director	,2020

Marc Magliacano	Director	,2020

Matthew Lischick	Director	,2020

Eric Kufel	Director	,2020

Daphne Tong	Director	,2020

John Strain	Director	,2020